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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF TRANS WORLD CORPORATION

As filed with the Securities and Exchange Commission on November 5, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRANS WORLD CORPORATION
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	7990 (Primary Standard Industrial Classification Code Number)

13-3738518
(I.R.S. Employer
Identification Number)

TRANS WORLD CORPORATION
545 Fifth Avenue, Suite 940
New York, New York 10017
(212) 983-3355
(Address, including zip code, and telephone
number, including area code, of registrant's
principal executive offices)

Rami S. Ramadan
President, Chief Executive Officer and Chief Financial Officer
TRANS WORLD CORPORATION
545 Fifth Avenue, Suite 940
New York, New York 10017
(212) 983-3355
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:
Jeffrey A. Koeppel
Sheryl Jones Alu
David K. Teeples
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W., 12th Floor
Washington, D.C. 20005
(202) 347-0300

        Approximate date of commencement of proposed sale to the public: As promptly as practicable after this registration statement becomes effective and upon consummation of the transactions described in the prospectus.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered(1)	Amount to be Registered(2)	Offering Price Per Share	Proposed Maximum Aggregate Offering Price(3)	Amount Of Registration Fee(4)

Common stock, $0.001 par value per share	452,797,000(3)	Not Applicable	$20,000,000.00	$614.00

(1)
The registrant intends to offer Variable Rate Promissory Notes due December 2009 as an alternative to the common stock in the note exchange offer. The replacement notes will be offered in accordance with Section 3(a)(9) of the Securities Act and will not be registered. The registrant also intends to issue 8% Promissory Notes due December 2005 to pay a portion of the accrued and unpaid interest on the notes described in footnote (3) below. The interest notes will be offered in accordance with Section 3(a)(9) of the Securities Act and will not be registered.
(2)
Represents the estimated maximum number of shares of Trans World Corporation common stock issuable upon the consummation of the note exchange offer and shall cover any additional shares of registrant's common stock which becomes issuable by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration that results in an increase in the number of shares of registrant's common stock.
(3)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) promulgated under the Securities Act, based on the $20.0 million principal amount of the 12% Senior Secured Notes due March 17, 2005 which, if fully tendered in the note exchange offer, will be cancelled by the registrant.
(4)
The registrant has filed a Schedule TO in connection with its offer to acquire the Notes. The required filing fee for this Form S-4 may be reduced under Rule 457(b) in an amount equal to any fee paid with respect to the transaction pursuant to Sections 13(e) or 14(g) of the Securities and Exchange Act of 1934. The fee payable by the registrant relating to the filing of the Schedule TO is the amount set forth above. See the Schedule TO for the basis of the calculation of the required fee.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2002

PROSPECTUS/PROXY STATEMENT

TRANS WORLD CORPORATION

Offer to Exchange 22,640 Shares of
Common Stock or
$1,000 principal amount Variable Rate Promissory Notes Due December 2009 plus, to certain Tendering Noteholders,
an 8% Promissory Note Due December 2005
For
Each $1,000 principal amount of our
12% Senior Secured Notes due March 17, 2005

The Common Stock

  •
  The common stock that we are offering must be authorized by our stockholders at a special meeting of stockholders scheduled for December 23, 2002.
  •
  Each share of common stock is entitled to one vote per share on all matters to be voted upon by stockholders.
  •
  We are currently restricted by the Indentures governing the Notes from paying dividends. If all of the Notes are exchanged in this note exchange offer, we expect to retain any future earnings to finance the development of our business and do not expect to pay dividends in the future.
  •
  In the event of any liquidation, dissolution or winding up of Trans World Corporation, the holders of our common stock will be entitled to receive a pro rata share of our net assets remaining after payment of our debts and preference payments to holders of our outstanding preferred stock, if any.

The Replacement Notes

  •
  Interest on the replacement notes will accrue at the rate of 6% per year for the first three years, half of which will be payable in cash annually on the anniversary date of the date of issuance and the other half will accrue and be payable on the maturity date, and at the rate of 9.3% for year four and at the rate of 10% for the last three years, each of which will be payable annually on the anniversary of the issue date.
  •
  The replacement notes will mature, and all principal will be due, on the date which is the seventh anniversary of their issue date.
  •
  The replacement notes will not be secured.
  •
  The replacement notes will be subordinated to the interest notes and will rank equally with all other debt of the Company unless otherwise requested by a financial institution lender, in which case the replacement notes will be subordinated to that senior debt of the Company.
  •
  We may redeem the replacement notes at any time prior to their maturity at par plus accrued and unpaid interest without penalty.

The Interest Notes

  •
  Certain tendering Noteholders who have not been paid accrued interest under the Notes will receive, in addition to the common stock, a three year 8% promissory note. Principal and interest on the interest note will amortize monthly.
  •
  The interest notes will not be secured.
  •
  The interest notes will be senior to the replacement notes, and will rank equally with all other debt of the Company unless otherwise requested by a financial institution lender, in which case the interest notes will be subordinated to that senior debt of the Company.
  •
  We may redeem the interest notes at any time prior to their maturity at par plus accrued and unpaid interest without penalty.

Material Terms of the Note Exchange Offer

  •
  The note exchange offer expires at 5:00 p.m., New York City time, on                          , 2002, unless extended.
  •
  Our completion of the note exchange offer is subject to a number of conditions, including the condition that 100% of the Noteholders must tender in the note exchange offer and that 92% of the principal amount of the Notes outstanding must be tendered for shares of our common stock. We may waive any condition with the consent of the holders of a majority of the principal amount of the Notes.
  •
  Upon completion of the note exchange offer each $1,000 in principal amount of the Notes validly tendered and not withdrawn will be exchanged for 22,640 shares of our common stock or for $1,000 in principal amount of the replacement notes. A portion of the accrued and unpaid interest on the Notes will be paid by means of our interest notes and the remainder of such interest and all unpaid penalties will be cancelled. The replacement notes and the interest notes will be transferable by the holder only in accordance with applicable federal and state securities laws.
  •
  Tenders of outstanding Notes may be withdrawn at anytime prior to the expiration of the note exchange offer.
  •
  For federal income tax purposes, your exchange of Notes for common stock will be recognizable as a taxable gain to the extent that the fair market value of the common stock you receive on the closing date of the note exchange offer exceeds the principal amount of the Notes you surrendered. There will be no gain if the Notes are exchanged for our replacement notes. In addition, to the extent a Noteholder receives principal or interest on the interest note, the Noteholder will recognize income for U.S. federal income tax purposes.
  •
  We will not receive any cash proceeds from the note exchange offer.

        The note exchange offer involves a high degree of risk. See "Risk Factors" beginning on page 7 for a discussion of important factors that you should consider with respect to the note exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission nor any gaming regulatory authority, domestic or foreign, has passed on the adequacy or accuracy of this prospectus or the investment merits of our common stock or the replacement notes to be issued in the note exchange offer. Any representation to the contrary is a criminal offense.

The date of this prospectus is                          , 2002.

TABLE OF CONTENTS

Where You Can Find More Information
Summary
Risk Factors
Capitalization
Dilution
Use Of Proceeds
Market For Our Common Stock And Related Stockholder Matters
Background Of, And Reasons For, The Note Exchange Offer
The Note Exchange Offer
Selected Consolidated Financial Data
Ratio Of Earnings To Fixed Charges
Forward-Looking Statements
Unaudited Pro Forma Financial Information Giving Effect To The Note Exchange Offer
Management's Discussion And Analysis Of Financial Condition Or Plan Of Operation
Business
Management
Beneficial Ownership Of Common Stock By Certain Beneficial Owners And Management
Certain Transactions
Description Of The Notes
Description Of Capital Stock
Description of The Replacement Notes
Description Of The Interest Notes
Plan Of Distribution
Legal Matters
Experts
Notice Of Special Meeting Of Stockholders
Proxy Statement
Index To Consolidated Financial Statements Of Trans World Corporation

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the following regional offices: 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        You may also obtain copies of this information by mail from the Public Reference Room of the SEC, at quoted rates for copying and delivery. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like TWC, who file electronically with the SEC. The address of that site is www.sec.gov. You may also request copies of these documents from us, without charge, upon written or oral request to Paul Benkley, Secretary, Trans World Corporation, 545 Fifth Avenue, Suite 940, New York, New York 10017, call collect to (212) 983-3355. To obtain timely delivery of such documents, you must request the information no later than five business days prior to the expiration of the note exchange offer. The note exchange offer will expire on                        , 2002, unless extended.

        We filed a registration statement on Form S-4 to register with the SEC the common stock to be issued in the note exchange offer. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4 (and any amendments to those documents) in the manner described above.

        You should rely only on the information provided in this prospectus and any amendment. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus amendment is accurate as of any date other than the respective dates on the front of these documents.

        Market data used throughout this prospectus including information relating to our relative position in the casino and gaming industry is based on our good faith estimates, which estimates we based upon our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

i

SUMMARY

Introduction

        This summary highlights some information from this prospectus. It may not contain all of the information that is important to you. To understand the note exchange offer fully, you should read the entire prospectus carefully, including the "Risk Factors" and our consolidated financial statements and notes thereto before you decide whether to exchange your Notes for shares of our common stock or before you vote at the special meeting of stockholders. References in this prospectus to "Trans World," "TWC," "the Company," "we," "us," and "our" refer to Trans World Corporation and its subsidiaries, as the context requires. References to our "shares" refer to shares of our common stock. References to our "Notes" refers to our $20.0 million principal amount 12% Senior Secured Notes due March 17, 2005 which were issued under a $17.0 million indenture dated March 31, 1998 by and among TWC, TWG International U.S. Corporation (one of our wholly-owned subsidiaries) ("TWGI"), TWG Finance Corp (another of our wholly-owned subsidiaries) ("TWGF") and U.S. Trust Company of Texas, N.A. (now The Bank of New York Trust Company of Florida, N.A.) and a $3.0 million indenture by and among the same parties dated October 15, 1999, both as supplemented (those indentures being referred to herein as our "Indentures"). The "replacement note" is the new seven year variable rate promissory note we intend to issue in exchange for the Notes if the Noteholder does not tender for the common stock. The "interest note" is the new three year 8% promissory note we intend to issue to repay a portion of the accrued and unpaid interest on our Notes.

Our Business

        Although our headquarters are in New York City, we own and operate three casinos in the Czech Republic. The casinos, which operate under the brand name of "American Chance Casinos," and showcase themes portraying recognizable eras of American history, are located in border towns and draw a majority of their customers from Germany and Austria.

Our Current Financial Situation

        At June 30, 2002, we had a working capital deficit of $4.6 million and a stockholders' deficit of $12.8 million. Further, in spite of the recent conversion of $4.8 million of certain long term notes to common stock, we remain highly leveraged and, from time to time, have been unable to pay our interest and accounts payable obligations when they become due. We have been unable to meet our September 2000, March 2001, September 2001, March 2002 and September 2002 interest payments in full (see note 4 of the notes to consolidated financial statements and "Management's Discussion and Analysis of Financial Condition or Plan of Operations" and "Risk Factors"). We have received a waiver of default for the nonpayment of interest for September 2000, March 2001, September 2001, March 2002 and September 2002 from the majority holder of the Notes through the earlier of: (i) ten days subsequent to the receipt of in excess of $5.0 million from any source by TWC or any of its subsidiaries; or (ii) January 1, 2003.

        In order to operate, we have relied upon the forbearance of our Noteholders and waivers from the holder of a majority in interest of the Notes. That holder is Value Partners, Ltd., a Texas limited partnership. As of the date hereof, Value Partners held a controlling 57.5% of our issued and outstanding common stock and 66.6% of our long-term debt (or $13.3 million of the $20.0 million of the outstanding principal amount of the Notes). Value Partners also owns warrants having an exercise price of $1.50 per share to purchase 2,000,000 shares and warrants having an exercise price of $1.00 per share to purchase 600,000 shares which, in the aggregate, upon exercise, would result in Value Partners' beneficial ownership of common stock equaling 59.6% of our issued and outstanding shares of common stock. Value Partners has indicated to us that it will tender its Notes for common stock in the note exchange offer and will vote its shares of common stock in favor of amending our Articles of

Incorporation in order to increase the number of authorized shares of common stock to facilitate the note exchange offer. Such a vote will be sufficient to approve the proposal.

Alternatives to the Note Exchange Offer

        In the absence of this note exchange offer, several undesirable things could happen:

  •
  Value Partners could stop providing waivers and forbearances, the Notes would be deemed to be in default and would become immediately payable in full, which obligation we would not be able to repay. As a result, we might be forced to seek the protection of the U.S. Bankruptcy Code and file for reorganization under Chapter 11 of such code;

  •
  Noteholders holding more than a majority of the principal amount outstanding could cease their forebearance and request that the Trustee file an involuntary petition in bankruptcy which could force us into a reorganization or a liquidation; or

  •
  We could continue to obtain waivers and forbearances, forego any growth of our business and perhaps maintain the status quo for the foreseeable future.

If any of the above were to occur, we cannot predict whether we would be able to maintain our operations at their present state or retain our current management or attract new, qualified management.

        A bankruptcy proceeding brought under these circumstances would disrupt our business operations and shrink or eliminate our remaining value. If the bankruptcy was one for liquidation, it is likely that neither our Noteholders nor our stockholders would realize any value. If the bankruptcy was one for reorganization, we believe that our current stockholders would be severely diluted or eliminated and our Noteholders would likely recover no more, and potentially could recover substantially less, than the value of the common stock being offered hereby in the note exchange offer.

        However, if the note exchange offer is successful and we are able to exchange 100% of the outstanding principal amount of the Notes for shares of our common stock, we will decrease our long-term debt from $21.5 million, inclusive of unamortized debt discount of $2.4 million as of June 30, 2002, to approximately $3.6 million (which represents: (1) $2.1 million of accrued but unpaid interest on the Notes that will be converted into the interest note and payable to certain of the Noteholders; the remaining accrued but unpaid interest and penalties will be cancelled; and (2) the long-term portion ($1.5 million) of a loan from a Czech bank used to fund the lease buy-out of the Znojmo casino property).

        Our management believes that such a restructuring of our balance sheet will make us better able to finance certain planned growth opportunities in the casino industry in the Czech Republic and our expansion into the hotel industry in Europe. In addition, if we are able to exchange 100% of the Notes for common stock on or before December 31, 2002, management has projected that the Company could report net income in the fourth quarter of 2002, although such a result cannot be guaranteed.

Our Executive Office

        Our executive office is located at 545 Fifth Avenue, Suite 940, New York, New York 10017. The telephone number at this address is (212) 983-3355.

Summary of the Note Exchange Offer

The Note Exchange Offer:	We are offering to acquire all of the Notes owned by the fifteen sophisticated private investors who currently hold such Notes. We will issue shares of our common stock to each tendering Noteholder at a ratio of 22,640 shares of our common stock for each $1,000 principal amount of the Notes. If the Noteholders do not tender for shares of our common stock, they may tender for the replacement notes. However, we may terminate the note exchange offer if less than 100% of the Notes are tendered or if less than 92% of the principal amount of the Notes tender for shares of our common stock. If the note exchange offer is terminated we may be forced to find alternative ways to handle our financial situation. See "Alternatives to the Note Exchange," above.
Conditions of the Note Exchange Offer:
Certain conditions to our offer include the requirement that 100% of the principal amount of the Notes be tendered, that 92% or more of the principal amount of the Notes tender for shares of our common stock and that our stockholders approve an amendment to our Articles of Incorporation authorizing an additional 850,000,000 shares of common stock at the special meeting of stockholders to be held on December 23, 2002 so that we can engage in the note exchange offer. We can waive any condition to the offer in our discretion with the consent of a majority of the principal amount of the Notes, provided that no tendering Noteholder will be treated otherwise than as set forth in the Agreement and Plan of Recapitalization.
Procedures for Tendering Notes:
If you wish to accept the note exchange offer, you must complete, sign and date the Agreement and Plan of Recapitalization and the Letter of Transmittal in accordance with the instructions contained in the Letter of Transmittal, and deliver such Agreement and Letter of Transmittal, together with your original Note certificate(s), the bond power of attorney and the other required documentation to the exchange agent at its address set forth herein. See "Exchange Offer—Procedures for Tendering." If you cannot deliver all of the required documentation on time, see the guaranteed delivery procedures in "The Note Exchange Offer—Guaranteed Delivery."
Withdrawal Rights:	You may withdraw your tender at any time prior to 5:00 P.M., New York City time, on the expiration date. See "The Note Exchange Offer—Withdrawal of Tenders."

Acceptance of Notes and Delivery of Offer Consideration:
We will accept for exchange any and all Notes which are properly tendered in the note exchange offer prior to 5:00 P.M., New York City time, on the expiration date and not withdrawn. The common stock (or the replacement notes) issued pursuant to the note exchange offer will be delivered promptly following the expiration date, subject to satisfaction or waiver of the conditions to the note exchange offer.
The Exchange Agent:	Continental Stock Transfer & Trust Company is serving as exchange agent in connection with the note exchange offer. See "Exchange Offer—Exchange Agent."
Regulatory Approvals:
Except for the declaration of the effectiveness by the SEC of our registration statement, and the qualification under, or exemption from, state securities laws, we do not believe that we are required to obtain any other governmental or regulatory approval to engage in or close the note exchange offer.
Tax Consequences:
For federal income tax purposes, your exchange of Notes for common stock will be recognizable as a taxable gain to the extent that the fair market value of the common stock you receive exceeds the principal amount of the Notes you surrendered. To the extent that the principal amount of the Notes exchanged exceed the fair market value of the common stock received, your exchange will be recognizable as a taxable loss and we will be responsible for the payment of income tax on the income we will have received from the forgiveness of debt. In addition, any interest payment you receive as a result of the note exchange offer will be recognized as income for federal income tax purposes. See "Material U.S. Federal Income Tax Consequences."
Intention of Value Partners:
Based on information provided to us from Value Partners, we understand that Value Partners presently intends to surrender all of the Notes it holds in the note exchange for our common stock. If that occurs, Value Partners would receive 301,562,146 shares of common stock and, assuming that 100% of the outstanding Notes are exchanged for shares, Value Partners would, immediately after the closing of the exchange, own 330,490,432 shares or 65.7% of the total outstanding shares of our common stock. In addition, because Value Partners (and certain other Noteholders) have, in the past, agreed to waive and/or forebear the payment of interest on the Notes, we have agreed to issue to Value Partners (and certain other Noteholders) three year 8% promissory notes in the aggregate principal amount of $2,474,400. Value Partners has agreed to vote in favor of the proposal to amend our Articles of Incorporation to increase the authorized number of shares of common stock to 950,000,000, which vote will ensure that such proposal is approved at the special meeting of stockholders. Value Partners has also agreed to execute, immediately prior to tendering its

Notes, a Fourth Supplemental Trust Indenture which will have the effect of terminating certain provisions from the Indentures which govern the Notes, including those provisions which limit our ability to incur additional debt, engage in asset sales, incur additional liens, invest funds and deletes other material provisions in the Indentures. Such an amendment will result in the Notes being materially less restrictive on our activities immediately after the note exchange offer if any Notes have not been tendered. We have agreed to file a separate registration statement in order to permit Value Partners to sell the shares of common stock it will receive in the note exchange.
Extension, Termination and Amendment:
We reserve the right, with the consent of the holders of not less than a majority of principal amount of the Notes, at any time or from time to time to extend the period of time during which our note exchange offer remains open, and we can do so by giving oral or written notice of such extension to the exchange agent. During any such extension, all Notes previously tendered and not withdrawn will remain subject to the offer, subject to your right to withdraw your Notes prior to the expiration date of the offer.
Appraisal Rights:	Under Nevada law, you will not have any right to dissent from the note exchange offer and receive the fair value of your Notes in cash.
Accounting Treatment:	The proposed note exchange offer will be accounted for as a "recapitalization" of the Company. (See "Unaudited Pro Forma Financial Information Giving Effect to the Note Exchange Offer.")

Position of our Board of Directors

        Our Board of Directors believes that the note exchange offer is in the best interests of the Company and its stockholders. However, our Board of Directors is expressing no opinion and is remaining neutral with respect to the note exchange offer and urges the Noteholders to consult with their advisers and decide on their own whether to tender their Notes. Each of our three outside directors own Notes in the principal amount of $100,000. Each such director has indicated that he will tender his Note for shares of our common stock in the note exchange offer.

Risk Factors of the Note Exchange Offer

        In deciding whether to tender your Notes pursuant to the note exchange offer or to vote in favor of the amendment to our Articles of Incorporation to increase our authorized shares of common stock, you should read carefully this prospectus, the proxy statement and the documents to which we refer you. You should carefully take into account the following risk factors:

  •
  the market value of our common stock at the time you tender your Notes may be different than at the time you receive your TWC Shares in the note exchange offer; the exchange ratio for the note exchange offer will not be adjusted based upon changes in the market price of the TWC common stock;

  •
  the price of the our common stock could depend upon factors different than those affecting the value of the Notes and the price of our common stock could decline following the note exchange offer;

  •
  Noteholders who exchange their Notes for the replacement notes will maintain a senior position compared to the common stock in the event of a liquidation or winding up of the Company; and

  •
  there are general risks associated with our business, including our lack of an operating profit for the past four years, our highly leveraged financial condition, our current default in the payment of interest on the Notes (for which we have received waivers through January 1, 2003), the potential that future waivers will be required and not granted, our inability to service a portion of our debt as it becomes due, our need for additional financing, the risks inherent in our foreign operations, the possible loss of key personnel, intense and increasing competition, and the dilutive effect of this note exchange offer and of the currently outstanding warrants and options to purchase our common stock.

        See "Risk Factors" beginning on page 7 for a more complete discussion of these and other risk factors.

Other Factors to Consider Before Tendering Your Notes

        In addition to the risk factors, there are a variety of other factors that you should consider in determining whether to tender your Notes in the note exchange offer. Among these are the anticipated benefits that will accrue to us from a restructured balance sheet, our ability to attract outside financing once we have eliminated a significant portion of our long-term debt, the growth opportunities that will become available to us in the casino and hotel industries, and other benefits that might accrue to you indirectly as a stockholder of TWC.

Possible Reverse Stock Split

        If we consummate the note exchange offer, we presently anticipate that promptly thereafter we will engage in a reverse stock split to, among other things, increase the market price of an individual share of our common stock. It is presently contemplated that we will split down both our authorized and our issued and outstanding shares of common stock so that every 100 then existing shares of common stock will equal one new share. (However, we may change the reverse split ratio for corporate purposes such as to qualify for the listing of our common stock on the Nasdaq Small Cap Market. The reverse split ratio will not affect the proportionate share ownership of any stockholder of TWC.) All fractional shares will be rounded up to the next highest whole share so that all stockholders will maintain their proportionate ownership interests and no stockholder will be cashed out. No stockholder vote is required under Nevada law for the proposed stock split.

RISK FACTORS

        The common stock and the replacement notes to be received in the note exchange offer involve a high degree of risk. Each stockholder and Noteholder should carefully consider the following risk factors before: (1) stockholders decide whether or not to vote for the matters to be brought before the special meeting of stockholders relating to the amendment to our Articles of Incorporation to increase the number of authorized shares of common stock, or (2) Noteholders decide to exchange their Notes for common stock or replacement notes in the note exchange offer. These risk factors must be considered together with all of the other information contained in this prospectus.

Risks Related to the Note Exchange Offer

Our ability to continue as a going concern may be dependent upon the success of the note exchange offer and our ability to achieve our plan of operations.

        If we are unable to complete the note exchange offer, the future of the Company is unclear at best, and the potential exists for us to not have sufficient cash flow to continue our current operations. If that occurs there is a possibility that we may be required to seek the protection of the Federal bankruptcy laws. There can be no assurance that a bankruptcy case will result in a reorganization rather than a liquidation, or that any reorganization would be on terms as favorable to the Noteholders and stockholders as the terms of the note exchange offer. If a liquidation or lengthy and non-orderly reorganization were to occur, there is a substantial risk that there would be little or no value available for distribution to the stockholders, and the Noteholders would receive substantially less than the recovery anticipated in the note exchange offer.

        If the note exchange offer is successful, our ability to meet our financial projections and our obligations will then depend on our ability to achieve our operating plan. Accomplishing our operating plan may be affected by general economic conditions, industry trends, decisions of foreign governments and other factors beyond our control. Many of our competitors have greater financial resources and may have more operating flexibility. We may be unable to implement certain elements of our operating plan following completion of the note exchange offer due to continuing pressures on our operating cash flow.

If not all the Noteholders tender their Notes, the Indentures will remain in place.

        The covenants of the Indentures severely restrict the ability of the Company to obtain outside financing because, among other things, they require that all excess cash flow be used to repay the principal amount of the Notes and because all of our assets have been pledged as collateral to secure the repayment of the Notes. If even one Noteholder refuses to exchange its Notes in the note exchange offer, the Indentures will remain in place and we will continue to operate under these severe restrictions unless all remaining Noteholders agree to waive or amend these provisions.

If not all Noteholders tender their Notes, we will incur ongoing expenses related to the Notes.

        The Indentures require us to make semi-annual interest payments and to prepare and deliver reports to the Indenture trustee for the benefit of the Noteholders. If not all Noteholders tender their Notes, we will continue to incur these on-going expenses until the Notes are paid.

If not all Noteholders tender their Notes and we were to liquidate, the Noteholders would have a priority on repayment.

        In the event we were to cease operations and liquidate our assets, the Noteholders would be entitled to receive the principal and accrued and unpaid interest on the Notes out of the assets of the Company before our stockholders would receive anything. All common stockholders would thereafter receive the Company's remaining assets, if any, on an equal basis based on the number of shares held by each. In addition, Noteholders who receive the replacement notes in the note exchange offer will have a priority over our stockholders similar to that described above.

We will not pay any dividends on our common stock in the foreseeable future.

        We do not anticipate that we will be able to pay any dividends on our common stock in the foreseeable future. We are currently prohibited from paying dividends on our common stock under the terms of the Indentures and if any Noteholder does not tender, those Indentures will continue to prohibit dividends. If the note exchange offer is successful, we expect to be subject to similar restrictions on the payment of dividends on the common stock under the terms of any senior debt that we incur in the future. Notwithstanding the above, we currently intend to maintain any cash in order to enhance and expand our operations.

The note exchange offer will result in the tendering Noteholders owning 90% of our issued and outstanding common stock.

        Under the terms of the note exchange offer, if we close the note exchange offer the equity interests of our existing stockholders will be diluted to 10% of the total shares outstanding even if less than 100% of the Noteholders tender their Notes for shares of our common stock. The ownership interest held by all stockholders is subject to further dilution if and when we issue additional shares in the future, whether due to option or warrant exercises or for other corporate purposes.

        Moreover, if we issue our common stock at a price which is less than the average market price for the 20 consecutive trading days prior to the closing date, then we will be required to increase the number of shares of common stock that are subject to our outstanding warrants on the closing date of the note exchange offer based on such average market price. As of June 30, 2002, there were warrants to purchase 5,298,163 shares of our common stock outstanding. At this time, we estimate that we would be required to issue approximately 2,438,367 additional shares of common stock under these warrant anti-dilution provisions. One of the conditions to the note exchange offer is that all such warrants must be exercised on or before the closing date of the note exchange offer in order to avoid this issuance of additional shares. We have agreed with any tendering Noteholders to waive the exercise price in order to induce the early exercise of the warrants.

        If the note exchange offer is closed, assuming that 100% of the Notes are tendered for shares of our stock, Value Partners will own 65.7% of our common stock. As a result, Value Partners will have the ability to elect a majority of the Board of Directors and control the affairs and management of TWC. Value Partners also would have the power to approve all actions requiring stockholder approval. This high level of ownership might delay, defer, or prevent a future change in the control of TWC with which Value Partners does not agree.

We could experience further delays and limitations to our already significantly limited preexisting U.S. net operating loss carryforwards.

        At December 31, 2001, we had U.S. and foreign net operating loss carry forwards of approximately $29.7 million and $1.5 million, respectively, available to offset certain future taxes payable. However, the February 2001 warrant exercise of approximately 5.7 million shares of our common stock triggered delays and significant limitations on our preexisting U.S. NOL's, pursuant to Internal Revenue Code Section 382, to the extent that substantially all of our existing U.S. NOL's can not be utilized. Further, based on limited analysis, we believe that the previous private note exchange and the contemplated note exchange offer create further delays and limitations on the use of our remaining U.S. NOL's.

Risks Related to Our Business

We have an accumulated deficit and have incurred operating losses for the past four and one half years.

        On June 30, 2002, we had an accumulated deficit of approximately $35.4 million and a stockholders' deficit of $12.8 million. For the year ended December 31, 2001, we had net income of approximately $2.4 million, but that resulted primarily from the sale of our Spanish casino subsidiary, Casino de Zaragoza, S.A. During that period, we incurred a loss from continuing operations of $4.6 million. At June 30, 2002, our operating loss was $1.3 million. Further, we are highly leveraged and, from time to time, we have been unable to pay our interest and accounts payable obligations when they become due. Our ability to achieve profitability from our continuing operations depends upon the successful management of our gaming establishments in the Czech Republic, their expansion and possible relocation, the addition of business units, and the diversification of our operations to include other sources of revenue. There can be no assurance that we will achieve profitability as a result of these operations or otherwise.

We are currently in arrears on our interest payments.

        We have failed to pay the interest due under our Notes on March 17, 2002 and September 17, 2002 and have incurred other events of default under our Indentures to date. While we have a waiver in place from the holder of a majority in principal amount of the Notes for the interest defaults that occurred on September 2000, March 2001, September 2001, March 2002 and September 2002, that waiver expires on January 1, 2003, may not be extended and does not cover any potential future events of default. Our Noteholders have, to date, not enforced any remedies that they might have under the Indentures. While we believe that the plan of recapitalization will result in curing all such defaults, there can be no assurance that the plan will be successful. If we cannot cure all such defaults or obtain additional waivers and/or forbearances from our Noteholders, we may be forced to reorganize or liquidate under the U.S. Bankruptcy Code. Any failure by us to cure or obtain additional waivers will have a substantial adverse effect on our financial condition and operations.

We have had negative cash flows since 1998.

        In the absence of the closing of the note exchange offer, the interest payable through September 17, 2002 by virtue of the waiver will become due on January 1, 2003. We may not have sufficient cash at that time to meet our past and current obligations. Further, we will require additional capital for expansion of our business. If such additional financing does not materialize, this would have a materially adverse effect on our financial condition and operations. We require additional debt and/or equity financing for the acquisition and/or development of other businesses. Our ability to obtain additional financing has been limited for a number of reasons, including the fact that we are highly leveraged, have no available collateral and are more vulnerable to extended economic downturns. This high leverage adversely impacts the holders of our equity and debt securities by impairing our ability to obtain additional financing needed for working capital, capital expenditures, acquisitions or general corporate purposes. There can be no assurance that such financing will be available on terms favorable to us or at all.

We have geographical concentration in Eastern Europe where a democratic form of government is fairly new.

        At this time, we have operations exclusively in the Czech Republic. We are currently seeking to develop or acquire interests in gaming operations and hotels in Europe; however, there can be no assurance that we will be able to develop or acquire such new operations in the future.

Our gaming operations are subject to significant taxation.

        Gaming operators are typically subject to significant taxes and fees in addition to federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees would adversely affect our results of operations. We are subject to the value added tax, corporate tax, charity tax, and payroll (social) taxes in the Czech Republic. In addition, laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, implementing regulations in the Czech Republic are often unclear or nonexistent. Accordingly, few precedents with regard to issues which may arise from time to time have been established. Often, differing opinions regarding legal interpretations exist both among and within the Czech government ministries and organizations, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of different Czech authorities, which are authorized by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in the Czech Republic substantially more significant than typically found in countries with more developed tax systems. Although management believes that it has adequately provided for tax liabilities, the risk remains that relevant Czech authorities could take differing positions with regard to interpretive issues and the effect on amounts paid for taxes, fines, penalties, and interest could be significant.

We are highly dependent upon our Chief Executive Officer.

        Our ability to successfully implement our strategy of expansion and diversification, manage the Czech casinos, and maintain a competitive position will continue to depend, in large part, on the ability of Mr. Rami S. Ramadan, the Company's President, Chief Executive Officer, and Chief Financial Officer. Prior to joining TWC in 1999, Mr. Ramadan served as Executive Vice President of Finance for the Ian Schrager Hotels and, prior thereto, held financial positions with Hyatt Hotels, Euro-Disney and Meridien Hotels. The Company may also be highly dependent upon other key employees, casino managers and consultants whom the Company may retain from time to time. While Mr. Ramadan and the Company recently signed an amendment to his employment agreement which now terminates in July 2005, there can be no assurance that Mr. Ramadan will remain in this position through the term of his agreement.

We do not have sufficient authorized shares of Common Stock to engage in the Note Exchange Offer.

        As of the date hereof, only 49,671,825 shares of our common stock remain available for issuance. Of these 49,671,825 shares, 718,500 have been reserved for issuance upon the exercise of employee and non-employee director stock options. With currently exercisable warrants to purchase 5,298,163 shares of common stock outstanding, there are not sufficient shares available for issuance to tendering Noteholders in the note exchange offer. Consequently, we will need to amend our Articles of Incorporation to provide for additional authorized shares so that we have sufficient shares of common stock for the note exchange offer, to cover these outstanding options and warrants, as well as for other general corporate purposes, including potential future acquisitions or equity offerings. We are proposing to our stockholders to amend our Articles of Incorporation to increase the number of authorized shares of capital stock at a special meeting of stockholder to be held on December 23, 2002.

We operate outside the United States and are subject to risks of foreign operations.

        Since July 1, 1999, all of our operations were located outside of the United States. Operating internationally involves additional risks relating to such things as currency exchange rates, different legal or regulatory environments, political and economic risks relating to the stability or predictability of foreign governments, differences in the manner in which different cultures do business, difficulties in staffing and managing foreign operations, differences in financial reporting, operating difficulties, different types of criminal threats and other factors. The occurrence of any of these risks, if severe enough, could have a material adverse effect on our financial condition or results of operations.

We are subject to the licensing and regulatory requirements of the Czech Republic.

        Our operations are subject to regulation by each local jurisdiction in which we operate or plan to operate our business, as well as the federal laws of the Czech Republic. Each of our officers, and directors, and in certain instances, persons who have more than a 5% income or profit interest in, or who exercise significant influence over our activities, may be subject to strict scrutiny and approval from the gaming commission or other regulatory body of each jurisdiction in which we may conduct gaming operations.

        The failure to obtain any license for properties upon which we plan to operate or manage a gaming establishment in the future would have a materially adverse effect on our business. Obtaining required licenses can be time consuming and costly with no assurance of success. In the event that a required license is not granted for any particular location, our options would include effecting a transfer of substantially all of our related gaming assets to a different location or selling our interest in the gaming operations at that location to a third party. There can be no assurance that we would be able to relocate our gaming assets or sell our interests on acceptable terms or at all, and the inability to do so would have a materially adverse effect upon our business and prospects

Our liability insurance may not provide adequate protection from claims.

        We currently maintain and intend to maintain general liability insurance in each of the locations in which we operate. While we believe that we have adequate insurance coverage, there can be no assurance that liability claims will not exceed the coverage limits of such policies or that such insurance will continue to be available on commercially reasonable terms or at all. There can be no assurance that such insurance will be adequate to cover unanticipated liabilities.

Because we will require additional financing, we could issue shares of preferred stock without prior stockholder approval.

        Our Articles of Incorporation authorize the issuance of 4,000,000 shares of "blank check" preferred stock, with designations, rights and preferences that may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without further stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. We have no current plans to issue any shares of preferred stock. However, there can be no assurance that preferred stock will not be issued at some time in the future.

CAPITALIZATION

        The following table sets forth (i) our (unaudited) capitalization as of June 30, 2002, and (ii) such capitalization as adjusted to give pro forma effect to the exchange of our common stock for the Notes (assuming that 100% of the Notes are tendered for 452,796,015 shares of our common stock in the note exchange offer) and assuming the issuance of shares of our common stock issuable upon the exercise of all outstanding currently exercisable warrants and of options that are exercisable within 60 days of June 30, 2002. The information set forth below should be read in conjunction with the "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition or Plan of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	At June 30, 2002
	Actual	As Adjusted(1)
	(In thousands)
LONG-TERM LIABILITIES:
Long-term debt, net of unamortized debt discount of $2.362	$19,152	$3,617
STOCKHOLDERS' DEFICIT:
Preferred stock, $.001 par value, 4,000 shares authorized (Actual), 40 shares authorized (As Adjusted), none issued (Actual and as Adjusted)	$—	$—
Common stock $.001 par value, 100,000 shares authorized (Actual), 9,500 shares authorized (As Adjusted), 49,930 shares issued and outstanding (Actual); 5,027 shares issued and outstanding (As Adjusted)	50	5
Additional paid-in capital	21,750	41,519
Accumulated other comprehensive income	826	826
Accumulated deficit	(35,420)	(35,353)

Total stockholders' (deficit) equity	(12,794)	6,997

Total Long-term Liabilities and Stockholders' Equity	$(6,358)	$10,614

(1)
Reflects completion of the proposed 100 to 1 reverse stock split contemplated subsequent to the note exchange. The reverse stock split ratio is subject to change.

DILUTION

General

        As of June 30, 2002, our net tangible book value was $(16.4) million, or $(0.33) per share of common stock. As of the same date, our net tangible book value, as adjusted, after giving effect to:

  •
  the exchange of all outstanding Notes into 452,796,015 shares of our common stock;

  •
  the issuance of the interest notes;

  •
  the cancellation of other accrued interest and penalties on the Notes;

  •
  completion of the proposed 100 to 1 reverse stock split; and

  •
  the exercise of all currently exercisable warrants and the exercise of all options to purchase shares of common stock which were exercisable within 60 days of June 30, 2002;

will be $3.42 million, or $0.68 per share of common stock. Net tangible book value per share as adjusted is equal to our total tangible assets minus total liabilities (excluding goodwill) remaining following this note exchange offer divided by the number of shares of common stock outstanding. This represents an immediate increase in net tangible book value as adjusted of $0.68 per share to the Noteholders exchanging for common stock and an immediate increase in net tangible book value as adjusted of $0.34 per share to our existing stockholders.

Equity Ownership Assuming Exchange Of 100% Of Notes

        The note exchange will change the ownership of our Company. The following table shows the changes in ownership assuming that 100% of the Notes are exchanged for our common stock.

			Assuming 100% Exchange
	Prior to Note Exchange
Description of Holder
	Shares	%	Shares(2)%
Noteholders	29,485,901	58.6%	4,822,819		95.9%
Existing common stockholders(1)	20,842,274	41.4	208,423		4.1

Total	50,328,175	100%	5,031,242	(3)	100%

(1)
Value Partners is an existing common stockholder which currently owns 28,928,286 shares of our common stock and currently exercisable warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.50 per share and currently exercisable warrants to purchase 600,000 shares of common stock at an exercise price of $1.00 per share. Value Partners also owns 67% of the Notes.

(2)
Assumes completion of proposed 100 to 1 reverse stock split. The reverse stock split ratio is subject to change.

(3)
Total common stock outstanding includes 398,265 of warrants and options that were exercised after June 30, 2002.

USE OF PROCEEDS

        We will not receive any cash proceeds from the note exchange offer.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Historical Prices

        Our common stock is currently quoted on the OTC Bulletin Board under the symbol "TWCP.OB." As of October 31, 2002, our closing bid stock price was $0.15 per share. The following table sets forth the high and low prices of our common stock for fiscal years 2000 and 2001 and for the quarters ended March 31, June 30, and September 30, 2002 as quoted on the OTC Bulletin Board.

Common Stock	High	Low
2000
First Quarter	0.53	0.38
Second Quarter	0.39	0.28
Third Quarter	0.28	0.19
Fourth Quarter	0.28	0.12
2001
First Quarter	0.17	0.12
Second Quarter	0.12	0.04
Third Quarter	0.05	0.03
Fourth Quarter	0.05	0.03
2002
First Quarter	0.22	0.04
Second Quarter	0.20	0.09
Third Quarter	0.12	0.05

Outstanding Warrants and Options

        As of October 31, 2002, there were:

  •
  50,328,175 outstanding shares of common stock held of record by approximately 89 accounts and approximately 302 beneficial holders;

  •
  outstanding exercisable options to purchase an aggregate of 718,500 shares of common stock exercisable within 60 days of such date;

  •
  outstanding exercisable $1.00 Series A Warrants to purchase an aggregate of 960,000 shares of common stock issued in connection with the sale of certain debt instruments;

  •
  outstanding exercisable $1.50 Series B Warrants to purchase an aggregate of 3,200,000 shares of common stock issued in connection with the restructuring of certain long-term debt;

  •
  outstanding exercisable $0.01 Series C Warrants to purchase an aggregate of 1,013,090 shares of common stock issued in connection with the March 1998 private placement; and

  •
  outstanding exercisable $0.01 Series G warrants to purchase an aggregate 125,073 shares of common stock issued in connection with the October 1999 private placement and the Notes issued in October 1999. (See "Management's Discussion and Analysis of Financial Condition or Plan of Operation—Liquidity and Capital Resources").

Dividend Policy

        We have never paid dividends on our common stock and do not, at this time, anticipate doing so in the future.

BACKGROUND OF, AND REASONS FOR,
THE NOTE EXCHANGE OFFER

Background of the Note Exchange Offer

        Our business is to acquire, develop and manage niche casino operations in Europe which feature gaming tables and mechanized devices, such as slot and video poker machines. We plan to expand our operations into the development and management of small to mid-sized hotels, which may include casino facilities. At the present time, we own and operate three casinos in border towns in the Czech Republic. The casinos, which operate under the brand name "American Chance Casinos," showcase themes portraying recognizable eras of American history, and draw most of their clientele from Germany and Austria. We acquired two of these properties and the land upon which the third casino was constructed in March 1998 and borrowed $17.0 million from a group of sophisticated, private investors to fund the purchase. In October 1999, we borrowed an additional $3.0 million to retire a $1.0 million short-term debt obligation related to Casino de Zaragoza, which was acquired in April 1998, to make an interest payment of approximately $250,000 on such debt and to finance the equipping, working capital and pre-opening costs associated with the opening of the Znojmo casino.

        Since that time, we have been:

  •
  highly leveraged;

  •
  at times unable to fully meet our debt service and some of our accounts payable in a timely fashion;

  •
  dependent upon the forebearance and/or waivers of our Noteholders (primarily the majority in interest Noteholder and our largest stockholder, Value Partners) to waive certain technical and other defaults of the Indentures; and,

  •
  unable to grow our operations.

        We have taken several significant steps to improve our financial position, including:

  •
  the December 2001 sale of our Spanish casino, which reduced our liabilities by 23% ($1.3 million of the net proceeds have been earmarked for investment in a future hotel or casino project);

  •
  the March 2002 private exchange of $4.8 million of long-term debt (and related accrued interest) for 37,233,234 shares of our common stock (reducing long-term liabilities by $6.7 million, or 25%) (see notes 4 and 12 of the notes to consolidated financial statements for the years ended December 31, 2001 and 2000);

  •
  the expansion of our casino in Znojmo, Czech Republic (from 11 to 21 gaming tables, five of which were added in May 2001 and four of which were added in July 2002);

  •
  the renovation of our casino in Ceska, Czech Republic, which was completed in July 2001; and

  •
  the March 2002 buyback of the lease of the Znojmo casino building, which effectively reduced the interest rate on that facility by 13 percentage points.

        Despite these improvements, as of June 30, 2002, we had working capital deficit of $4.6 million and a stockholders' deficit of $12.8 million. In addition, we are still highly leveraged and have been unable to meet our September 2000, March 2001, September 2001, March 2002 and September 2002

interest payments in full (see note 4 to the notes to consolidated financial statements for the years ended December 31, 2001 and 2000). Our Noteholders have not, to date, taken any action to enforce the terms of the Indentures and waivers of default for the non-payment of the interest payment have been received from the majority holder of the Notes through the earlier of: (i) ten days subsequent to the receipt of in excess of $5.0 million from any source by TWC or any of its subsidiaries; or (ii) January 1, 2003. Failure to make these interest payments is an event of default under the Indentures. There can be no assurance that we will be able to obtain additional forbearances or waivers in the future, or that one or more of the Noteholders will not take action to obtain its remedies for an event of default under the Indentures or to force the Company into an involuntary bankruptcy proceeding.

        Our Board of Directors has been monitoring our cash flow situation since 1998 and has determined that the Company must act now to alleviate the debt service burden. At the direction of the Board, Mr. Ramadan has, for approximately the past two years, been discussing on a frequent but informal basis alternatives for the recapitalization of the Company with Value Partners (who has agreed to maintain the confidentiality of all non-public information provided to it and not to trade in the securities of TWC while in possession of non-public information) and to a much lesser extent, with certain other of the Noteholders. By late 2001, it became apparent to Mr. Ramadan that, after contacting approximately 86 sources of capital in the U.S. and Europe, additional financing for TWC would not be possible without a major recapitalization of the Company. At that time, Mr. Ramadan and the Board became concerned that the Company's only real alternative was to take significant steps to reduce the Company's long-term debt. In March 2002, as discussed above, four private investors (Value Partners representing 62.5% of the total principal amount) agreed to exchange $4.8 million of our 12% Senior Secured Bonds relating to our discontinued Louisiana operations, plus $1.9 million of accrued and unpaid interest, into 37,233,234 shares of common stock in a private, exempt exchange transaction.

        While this exchange provided some help in alleviating the debt service burden, the Board agreed that more needed to be done to free up the Company's cash flow and to make the Company attractive to outside financiers. After discussions with the Board and with Value Partners, Mr. Ramadan proposed a note exchange offer substantially similar to the offer set forth in this prospectus. On August 31, 2002, the Board of Directors authorized Mr. Ramadan to proceed to finalize the terms of the plan of recapitalization, including the Agreement and the note exchange offer.

        In August 2002, Mr. Ramadan circulated this proposal to the Noteholders and asked that the Noteholders provide a non-binding indication of interest as to whether they would participate in an exchange of their Notes for shares of common stock. Most of the Noteholders provided a positive indication. However, a few of the Noteholders did not respond affirmatively.

        A draft of the Agreement was presented to our Board of Directors on August 31, 2002. At that meeting, Mr. Ramadan provided to the Board a presentation on the plan of recapitalization and the note exchange offer which included Mr. Ramadan's recommendation to the Board in favor of the plan. A vote was then taken and, at that point, the Board voted unanimously to approve the plan, the Agreement and the note exchange offer and to authorize management to proceed with it as promptly as possible. In August, September and October 2002, we revised our proposal in conjunction with our continuing discussions with Value Partners and certain other Noteholders and formulated the Agreement and Plan of Recapitalization, a copy of which is enclosed in the materials being sent to the Noteholders with this prospectus.

Reasons for the Note Exchange Offer

        If we do not complete the note exchange offer for shares of our common stock:

  •
  we would continue to be in default under the Indentures and subject to the remedies set forth in the Indentures;

  •
  we will be unable to secure financing for expansion;

  •
  we will be unable to invest adequate capital in our business and make appropriate capital expenditures, which could result in a loss of employees and a loss of customers if we are unable to maintain an adequate level of service and infrastructure at our casinos; or

  •
  we could be forced to reorganize or liquidate under the protection of the U.S. Bankruptcy Code.

        A bankruptcy proceeding initiated in such circumstances would, in our opinion, be lengthy and perhaps contested, and therefore, could be expected to result in substantial disruption of our business operations and a material reduction of our value. We believe that in a bankruptcy proceeding (although we have not performed a formal reorganization or liquidation analysis) (1) our stockholders would likely suffer a total loss of their investments, and (2) our Noteholders would likely recover no more, and potentially could recover substantially less than the recovery available through the note exchange offer.

Our Plan of Recapitalization

        We are proposing the note exchange offer to eliminate 100% (or $20.0 million as of June 30, 2002, excluding unamortized discount on the warrants) of the Notes from our capital structure. While we might be able to survive and operate as we have in the past, our ability to grow and create value for our stockholders is, today, severely hampered by the amount of our long-term debt. We believe that this recapitalization is necessary to ensure our long-term viability. We are asking all Noteholders to:

  •
  exchange the principal amount of their debt claims against us for shares of our common stock;

  •
  exchange part of their accrued but unpaid interest claims against us for the interest notes; and

  •
  waive and cancel all remaining accrued and unpaid interest and penalties.

        We are asking our stockholders to approve the actions necessary to permit us to be able to issue the common stock in the note exchange. Thereafter, we intend to engage in a reverse stock split, one of the effects of which, we believe, will be to increase the market price of our common stock.

        It is important that all Noteholders participate in the note exchange offer for the common stock. The Agreement is subject to many conditions, described below, one of which is that all of the Noteholders must agree to tender their Notes, and that at least 92% of the principal amount of the Notes outstanding must be tendered for shares of our common stock in the note exchange. The Board of Directors of TWC believes that is imperative that all of the Notes be exchanged in the note exchange offer so that the Indentures can be terminated and the collateral securing the Notes be released. The Noteholders that become stockholders in the note exchange offer will be subordinating their creditor position to the Noteholders who may accept the replacement notes instead of the common stock and to the Noteholders who receive the interest notes, and to other creditors of the Company. If sufficient Noteholders do not accept the common stock in the note exchange offer, the offer will be terminated and we will be forced to reconsider how we handle our financial situation. We can waive any condition of the offer in our discretion with the consent of the holders of a majority of the principal amount of the Notes.

        If 100% of the Noteholders exchange for common stock:

  •
  our long-term debt will be reduced from $21.5 million (inclusive of $2.4 million of unamortized debt discount) to only $3.6 million ($2.1 million represented by the long-term portion of the interest notes and $1.5 million represented by a loan from a Czech bank to finance our purchase of the Znojmo casino building);

  •
  our annual long-term debt service will be reduced from $3.2 million (for the year ended December 31, 2001) to approximately $1.1 million for the year ended December 31, 2003; and

  •
  our stockholders will have significantly fewer claims senior to their equity position. If this transaction can be accomplished in the fourth quarter of 2002, we will have an essentially "fresh start" beginning in 2003.

        TWC has many competitive advantages. Our casinos have a reputation for consistently high quality and high levels of service in a relaxed but exciting atmosphere. We have worked hard to be known as a reputable casino company in the Czech Republic through our consistent policies, professional management and strict adherence to all local gaming regulations. With an appropriate long-term capital structure and adequate working capital, we believe that our business will remain viable and can reasonably be managed to produce higher margins in the future than those experienced in 2001 and in the six months ended June 30, 2002. Our strengthened capital structure will enable us to retain and attract high quality personnel and, most importantly, existing and future customers.

THE NOTE EXCHANGE OFFER

General

        As of the date of the prospectus, $20.0 million in principal amount of the Notes is outstanding. This prospectus together with the Agreement, the letter of transmittal and the other documents, is first being sent to Noteholders on                        , 2002.

The Offer

        We are offering to exchange 22,640 shares of our common stock or $1,000 principal amount of the replacement notes for each outstanding $1,000 principal amount of our Notes which is validly tendered and not properly withdrawn on or prior to the expiration date of the note exchange offer, subject to the terms and conditions described in this prospectus, the related letter of transmittal and the Agreement.

        The term "expiration date" means 5:00 p.m., New York City time, on Friday,                        , 2002, unless we extend the period of time for which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires.

        You will not receive any fractional shares of TWC common stock in the note exchange offer. All fractional shares will be rounded up to the next highest whole share.

        If you are the record owner of your Notes and you tender your Notes directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your Notes through a broker or other nominee, and that person tenders the Notes on your behalf, that person may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

        Our obligation to exchange TWC shares for the Notes in the offer is subject to several conditions referred to below under "Conditions of the Note Exchange Offer."

Timing of the Note Exchange Offer

        Our note exchange offer is scheduled to expire at 5:00 p.m., New York City time, on Friday,                         , 2002. For more information, see the discussion under "Extension, Termination and Amendment" below.

Extension, Termination and Amendment

        We expressly reserve the right, in our sole discretion and with the consent of the holders of not less than a majority in interest of the Notes, at any time or from time to time to extend the period of time during which our note exchange offer remains open, and we can do so by giving oral or written notice of such extension to the exchange agent. If we decide to extend our offer, we will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We are not making any assurance that we will exercise our right to extend our offer, although we currently intend to do so until all conditions have been satisfied or, where permissible, waived. During any such extension, all Notes previously tendered and not withdrawn will remain subject to the note exchange offer, subject to your right to withdraw your Notes prior to the expiration date.

        Subject to the SEC's applicable rules and regulations, we also reserve the right, in our sole discretion, at any time or from time to time, to delay our acceptance for exchange or our exchange of any of the Notes pursuant to our offer, regardless of whether we previously accepted any Notes for exchange, or to terminate our offer and not accept for exchange or exchange any Notes not previously accepted for exchange or exchanged, upon the failure of any of the conditions of the note exchange offer to be satisfied or, where permissible, waived, or otherwise to amend the offer in any respect (except as described below), by giving oral or written notice of such delay, termination or amendment to the exchange agent and by making a public announcement. We will follow any extension, delay, termination or amendment, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to a news wire service with national circulation, however, we may file a Form 8-K with the SEC or contact the Noteholders individually.

        We expressly reserve the right, at any time and from time to time, to modify the terms and conditions of the offer as it is set forth in the Agreement, subject to the consent of the Noteholders holding a majority in interest of the Notes, except that we cannot change the form (unless we decide to pay cash), or the value, of the offer consideration.

        If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the note exchange offer, we will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, we change the consideration offered to you, that change will apply to all holders whose Notes are accepted for exchange pursuant to the offer. If at the time notice of that change is first published, sent or given to you, the note exchange offer is scheduled to expire at any time earlier than the tenth business day from and including the date that the notice is first so published, sent or given, we will extend the offer until the expiration of that ten business-day period. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or other day on which commercial banks in the city of New York, New York, are authorized or required by law to be closed and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Exchange of Notes; Delivery of TWC Common Stock

        Upon the terms and subject to the conditions of the note exchange offer (including, if the offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for exchange the Notes validly tendered and not properly withdrawn and will exchange our common stock or replacement notes for the Notes promptly after expiration of the offer in accordance with Rule 14e-1(c) of the Exchange Act.

        In all cases, exchange of the Notes tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of:

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  the original Note certificates;

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  if necessary, a duly executed bond power;

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  a properly completed and duly executed letter of transmittal;

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  a duly executed copy of the Agreement;

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  a duly executed copy of the Fourth Supplemental Trust Indenture to amend the Indentures;

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  if the Noteholder is also a stockholder, a properly completed, dated and duly executed proxy directing that the proxy holder vote in favor of the amendment to our Articles of Incorporation to increase the authorized shares of Common Stock to 950,000,000 to, among other things, facilitate the note exchange offer; and

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  any other required documents.

        For purposes of the note exchange offer, we will be deemed to have accepted for exchange Notes validly tendered and not properly withdrawn when, as and if we notify the exchange agent of our acceptance of the tenders of those Notes pursuant to the offer. The exchange agent will deliver shares of our common stock or the replacement notes in exchange for the Notes pursuant to the offer as soon as practicable after receipt of our notice. The exchange agent will act as agent for tendering Noteholders for the purpose of receiving our common stock or replacement notes and transmitting such stock or notes to you. You will not receive any interest on any stock or notes (other than contractual interest from the date of issue) that we pay you, even if there is a delay in making the exchange.

        If we do not accept any tendered Notes for exchange pursuant to the terms and conditions of the note exchange offer for any reason, we will return certificates for such unexchanged Notes at our expense.

        In the extremely unlikely event that we increase the consideration offered to Noteholders in the offer prior to the expiration date, such increased consideration will be given to all Noteholders whose Notes are tendered pursuant to the note exchange offer, whether or not such Notes were tendered or accepted for exchange prior to such increase in consideration. We do not anticipate any circumstance where we would increase the offer consideration.

No Fractional Shares of TWC Common Stock

        We will not issue certificates representing a fraction of a share of TWC common stock pursuant to the note exchange offer. Instead, each tendering stockholder who would otherwise be entitled to a fraction of a share of TWC common stock, after combining all fractional shares to which such stockholder would otherwise be entitled, will receive the next highest whole share of common stock. So, for example, if the Noteholder were entitled to 150.3 shares of TWC common stock, we would issue 151 whole shares as the offer consideration.

Procedure for Tendering Notes

        For you to validly tender the Notes pursuant to our note exchange offer, all required documents must be transmitted to and received by the exchange agent at its address set forth below or on the back cover of this prospectus prior to the expiration date.

        Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which the Notes are tendered either by a registered holder of the Notes who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal or for the account of an eligible institution. By "eligible institution," we mean a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agent's Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other "eligible guarantor institution," as that term is defined in Rule 17Ad-15 under the Exchange Act.

        The method of delivery of the original Note certificates and all other required documents, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Terms and Conditions of the Letter of Transmittal

        The letter of transmittal contains, among other things, the following terms and conditions, which are part of the note exchange offer.

        The party tendering the Notes for exchange will exchange, assign and transfer the Notes to us and will irrevocably constitute and appoint the exchange agent as its agent and attorney-in-fact to cause the Notes to be assigned, transferred and exchanged. We refer to the party tendering notes herein as the "transferor." The transferor will represent and warrant that it has full power and authority to tender, exchange, assign and transfer the Notes and to acquire the common stock or the replacement notes issuable upon the exchange of the tendered Notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor will also warrant that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Notes to us. The transferor further agrees that acceptance of any tendered Notes by us and the issuance of the common stock or the replacement notes and of the interest notes, as applicable, in exchange for the Notes will constitute performance in full by us of various of our obligations under the note exchange offer. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

        The transferor will, to the extent applicable, certify that it is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act and that it is acquiring the common stock or the replacement notes (and the interest notes, as applicable) offered hereby in the ordinary course of the transferor's business and that the transferor has no arrangement with any person to participate in the distribution of the common stock, the replacement notes (or the interest notes).

        Each Noteholder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of common stock, the replacement notes (or the interest notes).

Exchange Agent

        Continental Stock Transfer & Trust Company has been appointed as the exchange agent for the note exchange offer. All executed letters of transmittal and other required documents should be directed to the exchange agent at one of the addresses set forth below:

By Registered or Certified Mail:	For Information Call:	By Hand or Overnight Delivery:
Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004 Attn: Compliance Department	(212) 509-4000 Extension 204	Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004 Attn: Compliance Department

        You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and other documents and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth above or in the letter of transmittal.

        Delivery to an address other than as set forth on the letter of transmittal will not constitute a valid delivery.

        The note exchange offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in the jurisdiction and extend the note exchange offer to holders of Notes in the jurisdiction. In any jurisdiction the securities laws or "blue sky" laws of which require the note exchange offer to be made by a licensed broker or dealer, the note exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

Transfer Taxes

        Noteholders will be responsible for the payment of transfer taxes, if any, applicable to the exchange of Notes pursuant to the note exchange offer. We will bill the amount of the transfer taxes directly to the tendering holder, or deduct it from the offer consideration, at our discretion, if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal.

Withdrawal Rights

        Notes tendered pursuant to the note exchange offer may be withdrawn at any time prior to the applicable expiration date and, unless we have previously accepted them pursuant to the note exchange offer, may also be withdrawn at any time after                        , 2003.

        For your withdrawal to be effective, the exchange agent must receive from you a written, telex or facsimile transmission notice of withdrawal at its address set forth on the back cover of this prospectus, and your notice must include your name, address, social security number, the certificate number(s) and the principal amount of the Notes to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered the Notes. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the numbers of the particular certificates evidencing the Notes withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates. We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision shall be final and binding.

        An eligible institution must guarantee all signatures on the notice of withdrawal unless the Notes have been tendered for the account of an eligible institution.

        Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any Notes properly withdrawn will be deemed not to have been validly tendered for purposes of our offer. However, you may retender withdrawn Notes by following the procedures discussed under "Procedure for Tendering Notes" or "Guaranteed Delivery" at any time prior to the expiration date.

Guaranteed Delivery

        If you wish to tender Notes pursuant to the note exchange offer and your Note certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date, your Notes may nevertheless be tendered, so long as all of the following conditions are satisfied:

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  you make your tender by or through an eligible institution;

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  a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us, is received by the exchange agent as provided below on or prior to the expiration date; and

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  the certificates for all tendered Notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees and all other documents required by this prospectus, the Agreement and the letter of transmittal are received by the exchange agent within three Nasdaq National Market trading days after the date of execution of such notice of guaranteed delivery.

        You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in that notice.

        In all cases, we will exchange Notes tendered and accepted for exchange pursuant to our note exchange offer only after timely receipt by the exchange agent of all required documents.

Effect of Tender

        The tender of the Notes pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the note exchange offer.

        We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of the Notes, in our sole discretion, and our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of the Notes that we determine are not in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. No tender of the Notes will be deemed to have been validly made until all defects and irregularities in tenders of the Notes have been cured or waived. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Notes or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of our offer (including the letter of transmittal and instructions thereto) will be final and binding.

Material U.S. Federal Income Tax Consequences

        The following discussion is a summary of the material U.S. federal income tax consequences of the exchange of the Notes for TWC common stock or the replacement notes in the note exchange offer. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended, regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this document. The discussion below is also based on representations made by TWC. If any of these representations is inaccurate, the tax consequences of the note exchange offer could differ from those described in this document.

        The discussion below, except where specifically noted, does not address the effects of any state, local or non-U.S. tax laws. In addition, the discussion below relates to persons who hold the Notes and will hold TWC common stock as capital assets. The tax treatment of a Noteholder may vary depending upon such Noteholder's particular situation, and certain Noteholders may be subject to special rules not discussed below, including for example, partners of partnerships that hold the Notes or will hold TWC common stock, insurance companies, tax-exempt organizations, financial institutions and broker-dealers. In addition, this discussion does not address the tax consequences to any Noteholder who is a not a U.S. Holder.

        As used in this section, a "U.S. Holder" means a beneficial owner of a Note who exchanges its Note for TWC common stock or the replacement notes and who is, for U.S. federal income tax purposes:

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  a citizen or resident of the U.S;

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  a corporation, partnership or other entity, other than a trust, created or organized in or under the laws of the U.S. or any political subdivision thereof;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust: (x) if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (y) that has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

        Tax matters are very complicated, and the tax consequences of the note exchange offer to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult your own tax adviser to determine the particular federal, state, local or foreign income or other tax consequences to you of the note exchange offer.

        In the opinion of Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel to TWC, based upon representations made by TWC and on certain assumptions set forth in such opinion and as further qualified therein,

            (i)  when consummated in accordance with the terms of the Agreement, the exchange of Notes for TWC common stock or the replacement notes in the note exchange offer will constitute a "recapitalization" within the meaning of Section 368(a)(1)(E) of the U.S. Internal Revenue Code and, accordingly, TWC will not recognize any taxable gain or loss as a result of the note exchange offer (except as described in paragraph (viii) below);

          (ii)  to the extent that the fair market value of the TWC common stock exceeds the principal amount of the Notes surrendered in the exchange, Noteholders should recognize taxable gain for federal income tax purposes upon receipt of TWC common stock for the Notes in satisfaction of the outstanding principal amount of the Notes;

          (iii)  to the extent that the fair market value of the TWC common stock does not exceed the principal amount of the Notes surrendered in the exchange, Noteholders will not recognize taxable gain or loss for federal income tax purposes upon the receipt of TWC common stock for the Notes in satisfaction of the outstanding principal amount of the Notes;

          (iv)  the aggregate tax basis for federal income tax purposes to each Noteholder of the TWC common stock received in exchange for the Notes pursuant to the note exchange offer will equal such Noteholder's aggregate tax basis in the Notes surrendered in exchange therefore, reduced by the amount of any cash consideration received, and increased by the amount of taxable gain, if any, recognized by such Noteholder in the note exchange offer;

          (v)  the new interest note to be issued to pay a portion of the accrued but unpaid interest on the Notes will not require the Noteholder to recognize any gain or loss until principal or interest is paid thereon, at which time the Noteholder must recognize both the principal and interest paid as taxable income;

          (vi)  the holding period for the TWC common stock received by a Noteholder pursuant to the offer will include the holding period of the Notes surrendered in exchange therefore;

        (vii)  the Noteholders that exchange their Notes solely for replacement notes will not recognize any taxable gain to the extent the principal amount of the replacement notes does not exceed the principal amount of the Notes; and,

        (viii)  TWC will realize income from the cancellation of indebtedness to the extent the amount of the Notes (including any accrued interest) surrendered in the exchange is more than the fair market value of the TWC common stock issued in exchange for the Notes.

Appraisal Rights

        Under Nevada law, Noteholders do not have the right to dissent from the note exchange offer and receive the fair value of their Notes in cash.

Conditions Of The Note Exchange Offer

        General.    The note exchange offer is subject to a number of conditions, which are described below. These conditions, other than those involving receipt of necessary government approvals, must be satisfied or, where permissible, waived prior to the expiration date of the note exchange offer for the offer to be consummated:

        Minimum Condition.    The note exchange offer is conditioned on a minimum of 100% of the principal amount of the outstanding Notes (or $20.0 million) being tendered for exchange and a minimum of 92% of the principal amount of the outstanding Notes (or $18.4 million) being tendered for exchange for shares of our common stock.

        Registration Statement Effectiveness Condition.    The registration statement on Form S-4, of which this prospectus is a part, must have become effective under the Securities Act and not be the subject of any stop order or proceedings seeking a stop order.

        Delivery of Required Documents.    The tendering Noteholders must complete, execute and/or deliver the letter of transmittal, the Agreement, the original Note certificate, the bond powers accompanying the Note certificate, the Fourth Supplemental Trust Indenture to amend the Indentures in order to eliminate certain restrictive covenants in the Indentures, and, if the Noteholder is also a stockholder of TWC, a proxy directing the Company's proxy holders to vote in favor of the amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock in order to facilitate the note exchange and any other required document.

        Other Conditions of the Note Exchange Offer.    The note exchange offer is also subject to the conditions that, at the time of the expiration date of the offer, none of the following shall have occurred and be continuing which, in our good faith judgment and that of the holder of a majority in principal amount of the outstanding Notes, regardless of the circumstances, makes it inadvisable to proceed with the offer:

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  there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the note exchange offer, or any suit, action or proceeding shall be taken by any third party or (domestic or foreign) governmental entity:

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  seeking to prohibit or impose any material limitations on our ownership or operation (or that of any of our subsidiaries or affiliates) of all or a material portion of our businesses or assets;

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  seeking to compel us or our subsidiaries and affiliates to dispose of or hold separate any material portion of our business or assets;

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  seeking to restrain or prohibit the making or consummation of the note exchange offer or the issuance of our common stock or the performance of any other transactions contemplated by the Agreement;

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  seeking to obtain from us any damages that would be reasonably likely to have a material adverse effect on us;

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  imposing, or seeking to impose, material limitations on our ability or rendering us unable, to accept for exchange or exchange some or all of the Notes pursuant to the note exchange offer; or

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  which otherwise is reasonably likely to have a material adverse effect on us; or

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  there shall have occurred:

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  and be continuing as of the closing of the note exchange offer or the closing date, as applicable, any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or in the Nasdaq National Market System, for a period in excess of 24 hours;

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  and be continuing as of the closing of the note exchange offer or the closing date, as applicable, a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

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  any limitation or proposed limitation (whether or not mandatory) by any United States governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions;

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  any change in general financial bank or capital market conditions which has a material adverse effect on the ability of financial institutions in the United States to extend credit or syndicate loans; or

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  in the case of any of the situations in the first through fourth clause, above inclusive, existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

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  the representations and warranties of the Noteholders set forth in the Agreement shall not be true and accurate as of the date of consummation of the offer as though made on or as of such date;

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  the failure of the Noteholder to obtain and deliver any third party consents and satisfactory evidence of the resolution of any third party conflicts relating to the transactions described in the Agreement;

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  the stockholders of TWC shall have failed to have approved amendment to our Articles of Incorporation to increase the authorized shares of common stock from 100,000,000 shares to 950,000,000 shares;

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  the failure of the Board of Directors of TWC to receive an opinion satisfactory to us, of an independent financial advisory firm selected by our Board of Directors, that the note exchange is "fair to the unaffiliated stockholders of the Company from a financial point of view;"

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  we shall not have received an opinion of our special counsel relating to the federal income tax consequences of the note exchange offer;

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  the holders of the outstanding warrants having an exercise price of $.01 per share shall have failed to have exercised all of such warrants on or before the closing of the note exchange offer (and if so exercised TWC will waive the payment of the exercise price);

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  any change or development involving a prospective change in our business or financial affairs or in any of our subsidiaries which, in our reasonable judgment, might materially impair our ability to proceed with the note exchange offer or might materially impair the contemplated benefits of the note exchange offer to us; or

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  the Agreement shall have been terminated in accordance with its terms.

        The conditions to the offer are for our benefit and may be waived by us with the consent of the holders of a majority of the principal amount of the Notes, in whole or in part at any time and from time to time prior to the expiration date of the note exchange offer, other than the registration statement effectiveness condition described above, provided, however, that no tendering Noteholder shall be treated otherwise than in accordance with the terms of the Agreement. Our failure to exercise any of the foregoing rights shall not be deemed a waiver of any right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration date of the offer.

Agreement And Plan Of Recapitalization

        General.    We are asking that all tendering Noteholders sign and return a copy of the Agreement together with their letter of transmittal and the other required documents. The Agreement is a binding agreement between TWC and the Noteholders and sets forth certain of the terms and conditions of the note exchange offer. A copy of the Agreement is being provided to each Noteholder together with this prospectus. Noteholders are urged to read the entire Agreement as the discussion set forth in this prospectus is qualified in its entirety by reference thereto.

        Material Terms of the Agreement.    The material terms of the Agreement are set forth in this prospectus. Terms not otherwise described elsewhere in this prospectus include:

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  All Noteholders must tender their Notes for shares of common stock or the replacement notes. Noteholders holding at least 92% of the principal amount of the Notes outstanding must tender for shares of our common stock. If all Noteholders have not so tendered in accordance with the conditions of the note exchange offer, we may terminate the offer without completing it. If this occurs, we might be forced to seek the protection of the U.S. Bankruptcy Code.

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  Upon our acceptance of the Notes in the note exchange offer, the Noteholder shall be deemed to have waived any and all violations or breaches by TWC under the Notes and/or Indentures and all claims of Noteholders under the Notes and/or Indentures shall be cancelled, rendered void and thereby terminated.

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  The Noteholder will be responsible for the payment of any transfer or other tax incurred in the tender of its Notes in the note exchange offer.

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  Any lost, stolen or missing Note certificates may be surrendered for the note exchange consideration if the Noteholder takes certain prescribed steps and indemnifies TWC against such loss.

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  All interest which was accrued and unpaid on the Notes for the interest payment dates September 17, 2000, March 17, 2001 and September 17, 2001, will be paid to certain Noteholders to whom it is owed after the closing of the note exchange offer by means of a three year, 8% promissory note (the interest note). All other interest and penalties on the Notes which is accrued and unpaid will be waived, cancelled and forgiven by all of the tendering Noteholders.

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  Prior to the effectiveness of the registration statement on Form S-4, of which this prospectus is a part, we must file with the SEC a new registration statement on Form S-1 to register the shares of common stock that Value Partners will receive in the note exchange. The new registration statement will permit Value Partners or its limited partners to sell the shares it receives in the note exchange.

        Representations and Warranties of the Company.    The Company will represent and warrant to the Noteholders that (among other things):

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  It and its subsidiaries have been duly incorporated, that they have the requisite corporate power and authority to enter into the Agreement, the Agreement does not contravene any provision of their organizational documents or any court order or agreement binding the Company or any of its assets, the violation of which would have a material adverse effect on TWC.

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  The Agreement is a valid and binding agreement of the Company.

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  The common stock to be issued to the Noteholders will be duly authorized, validly issued, fully paid and non-assessable and not subject to any encumbrance by TWC.

        Representations and Warranties of the Noteholders.    The Noteholders will represent and warrant to TWC that (among other things):

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  Each Noteholder is the owner of the Notes and the Notes are not subject to any encumbrances and that when accepted for exchange, TWC will acquire good, marketable and unencumbered title to the Notes. Each Noteholder has the authority to enter into the Agreement without the need to obtain any third party consent.

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  The Agreement has been duly authorized, executed and delivered and is a valid and binding agreement of each Noteholder and its successors and assigns.

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  The Agreement does not contravene any organizational documents of the Noteholder, violate any law, regulation or court order, or any agreement to which the Noteholder is bound or result in the creation of any lien on the Notes.

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  The Noteholder has such knowledge and experience in financial and business matters so that it is capable of evaluating the merits and risks of an investment in TWC's common stock or the replacement notes, and each Noteholder has obtained its own legal, accounting and tax advice to the extent it has deemed necessary to do so.

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  The Noteholder has no present arrangement to sell the shares of common stock or the replacement notes it is to receive in the note exchange offer.

        Covenants of the Noteholders.    Each Noteholder will covenant and agree with TWC that it will:

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  perform all of its obligations under the Agreement in a timely manner and deliver all required documentation to the Company to effectuate the exchange;

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  cooperate with us in the preparation of our securities filings;

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  obtain all third party consents, at the Noteholder's expense, that we may deem necessary or appropriate in order to permit us to obtain good title to the Notes when we accept them for exchange;

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  not take any action that could result in a material adverse effect to the Company prior to the closing date of the note exchange offer; and

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  give us notice if the Noteholder discovers any event that would likely cause any of its material representations or warranties to be untrue or inaccurate, or of any failure to comply with the Noteholder's obligations under the Agreement, or of any communication from any third party alleging the need to obtain a third party consent, or if the Noteholder becomes aware of any material adverse effect relating to TWC.

        We have agreed that all obligations of the Noteholders are several and not joint and that no Noteholder will be held liable for the breach by any other Noteholder.

        Termination.    The Agreement may be terminated:

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  By the mutual consent of us and the holders of a majority in principal amount of the Notes;

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  By us if (i) a statute, rule or executive order has been enacted that prohibits the note exchange and/or issuance of the common stock on the terms contemplated by the Agreement, or (ii) any governmental entity has issued a final order or taken any other action in each case permanently enjoining or otherwise prohibiting the note exchange and/or issuance of the common stock; (iii) if the note exchange offer has not been consummated or extended on or before the 60th day following the commencement of the note exchange offer; or (iv) if there shall be a material breach by any Noteholder of any of its representations, warranties, covenants or agreements contained in this Agreement; or

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  By any Noteholder with respect to such Noteholder's obligations if there shall be a material breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement as to such Noteholder.

        In the event of termination of the Agreement by either the Company or an individual Noteholder(s), the Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Company and such Noteholder(s), except for certain portions of the Agreement that will survive.

        Amendment.    The Agreement may be amended only by an instrument in writing signed by the Company and Noteholders holding a majority of principal amount of the Notes (for non-material changes) and by the Company and each Noteholder (for material amendments) at any time prior to the closing date. In addition, we expressly reserve the right to modify the material terms of the note exchange offer with the prior written consent of the holders of not less than a majority of the principal amount of the Notes, but we cannot change the form (however we reserve the right to substitute cash for our common stock) or decrease the value of the offer consideration. We, and the holders of not less than a majority of the principal amount of the Notes, will determine if a modification to the note exchange offer is material. We may also extend the expiration date of the note exchange offer at our discretion until all conditions have been satisfied or waived.

        At any time prior to the closing date, any party may:

  •
  extend the time for the performance of any of the obligations or other acts of the other party,

  •
  waive any inaccuracies in the representations and warranties of the other party contained in the Agreement or in any document delivered under the Agreement; or

  •
  waive compliance by the other party with any of the agreements or conditions contained in the Agreement.

Certain Legal Matters and Regulatory Approvals

        General.    Except as set forth herein, we are not aware of any notice, filing, approval or other action by or with any governmental entity or administrative or regulatory agency that would be required for our note exchange offer. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. While, except as otherwise described in this prospectus, we do not presently intend to delay the acceptance for exchange of the Notes tendered pursuant to the note exchange offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to our business or that certain parts of our business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. We intend to make all required filings under the Exchange Act.

        Resales of the Common Stock.    We are making the note exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the note exchange offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, we believe that the common stock issued pursuant to the note exchange offer in exchange for the Notes may be offered for resale, resold and otherwise transferred by the holder, other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  •
  the common stock is acquired in the ordinary course of the holder's business; and

  •
  the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the common stock.

However, any holder who is:

  •
  an "affiliate" of ours;

  •
  who has an arrangement or understanding with respect to the distribution of the common stock to be acquired pursuant to the note exchange offer; or

  •
  any broker-dealer who purchased the Notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act,

could not rely on the applicable interpretations of the staff and must comply with the registration and prospectus delivery requirements of the Securities Act. We intend to file, at our expense, a registration statement with the SEC to permit Value Partners to immediately resell the common stock it receives in the note exchange offer.

        A broker-dealer who holds Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the

Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the common stock. Each such broker-dealer that receives common stock for its own account in exchange for the Notes, where the broker-dealer acquired the Notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such common stock. We do not believe that any broker-dealers have acquired the Notes for their own account. We have agreed to register shares of common stock for resale by Value Partners upon its request. For more detailed information, see the section "Plan of Distribution" in this prospectus.

        In addition, to comply with the securities laws of various jurisdictions, if applicable, the common stock may not be offered or sold unless it has been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the Agreement and subject to specified limitations therein, to register or qualify the common stock for offer or sale under the securities or blue sky laws of the jurisdiction as any Noteholder reasonably requests. The registration or qualification may require the imposition of restrictions or conditions including suitability requirements for offerees or purchasers, in connection with the offer or sale of any common stock.

        Non-U.S. Approvals.    We are unaware of any requirement for the filing of information with, or the obtaining of the approval or consent of, governmental authorities in any non-U.S. jurisdiction that is applicable to the note exchange offer.

Certain Effects of the Note Exchange Offer

        Effects on the Market.    The Notes are not publicly traded and are not listed for trading on any market. Accordingly, there will be no delisting and no market disruption if the note exchange offer is completed.

        Exchange Act Registration.    The Notes are not currently registered under the Exchange Act. The shares of common stock to be issued as offer consideration have been previously registered under the Exchange Act. Neither the replacement notes nor the interest notes will be registered under the Exchange Act.

        Financing of the Offer.    The common stock required to consummate the note exchange offer is intended to come from TWC's authorized but unissued shares. At the present time, TWC does not have a sufficient number of authorized shares of common stock to effectuate the note exchange. Accordingly, in conjunction with the tender offer, we have called a special meeting of our stockholders, scheduled for December 23, 2002 to consider the proposal to increase the number of authorized shares of the Company's common stock from 100,000,000 to 950,000,000 in order to facilitate the note exchange offer.

        Amendment to Indentures.    All Noteholders who agree to tender will also execute a Fourth Supplemental Trust Indenture which will amend the Indentures pursuant to which the Notes were issued. This amendment will terminate several material provisions of the Indentures, including the limitations on: the occurrence of additional indebtedness, asset sales, dividends and other payment restrictions affecting subsidiaries, investments, new liens, transactions with affiliates, lines of business, sales and leaseback transactions and non-U.S. operations. These changes will materially lessen the restrictions on the operations of TWC and its subsidiaries if executed by a majority in principal amount of the Notes outstanding. Value Partners has indicated that it intends to execute the Fourth Supplemental Trust Indenture. A copy of the form of the Fourth Supplemental Trust Indenture is filed, as an exhibit to the Registration Statement of which this prospectus is a part. See "Where You Can Find More Information." We have also provided each Noteholder with a copy of the Fourth Supplemental Trust Indenture with the other tender offer materials. The above summary of the material terms of the Fourth Supplemental Trust Indenture does not purport to be complete and is subject to and is qualified in its entirety by reference to the Fourth Supplemental Trust Indenture.

The Reverse Stock Split

        If we consummate the note exchange offer and exchange shares of our common stock for 100% of the outstanding principal amount of the Notes, we presently anticipate that, promptly thereafter, we will have 950,000,000 shares of Common Stock authorized and approximately 503,124,190 shares of common stock outstanding. In order to increase the market price of an individual share of common stock, and to help provide for a more orderly and liquid trading market for our common stock, we intend to engage in a reverse stock split to decrease both the number of authorized shares of common stock and the number of issued and outstanding shares of common stock. It is presently contemplated that we will amend our Articles of Incorporation under Nevada law to split our shares down, so that every 100 then existing shares will equal one new share. (However, we may change the reverse stock split ratio prior to filing the necessary documents with the Secretary of State of Nevada for corporate purposes, such as to qualify for the listing of our common stock on the Nasdaq Small Cap Market. The reverse stock split ratio will not affect the proportionate share ownership of any stockholder of TWC.) Accordingly, if this split-down were to become effective, the number of authorized shares of common stock would become 9,500,000 and the number of issued and outstanding shares of common stock would become approximately 5,032,812. No fractional shares will result from the reverse stock split. All fractional shares will be rounded up to the next highest share. As a result, no shareholder of the Company will have his proportional ownership changed and no shareholder will be cashed out.

Warrants

        At June 30, 2002, we had currently exercisable warrants to purchase an aggregate of 5,298,163 shares of our common stock. While many of the warrants were issued in conjunction with the Notes, the warrants will not be affected by the note exchange offer and will continue to remain outstanding thereafter. However, to the extent that shares of common stock are issued in the note exchange at a price which is less than the average market price for the 20 consecutive trading days prior to the closing date, we will be required to increase the number of shares of common stock that are subject to our outstanding warrants based on such average market value. We estimate that we would be required to issue approximately 2,438,367 additional shares of common stock under these warrant anti-dilution provisions. A condition to the note exchange offer is that all of such warrants must be exercised prior to the closing of the note exchange offer in order to avoid this issuance of these additional shares. TWC has agreed with the Noteholders who sign the Agreement to waive the payment of the warrant exercise price in order to induce the early exercise of the warrants.

        Because the warrants were issued more than two years prior to the date of this prospectus, in accordance with Rule 144(k) under the Securities Act, all common stock for which the warrants are currently exercisable would be freely tradeable without having to be registered.

        Under the terms of the warrants, the shares to be issued upon exercise will be adjusted in the same proportion as our issued and outstanding shares as a result of the proposed reverse stock split.

Options

        At June 30, 2002, we had options to purchase an aggregate of 691,000 shares of our common stock exercisable within 60 days of such date under the 1993 Incentive Stock Option Plan, the 1998 Incentive Stock Option Plan and the 1999 Non-Employee Director Stock Option Plan. In-the-money options represented 8.7% of that amount as of such date. The aggregate value of the unexercised in-the-money options at June 30, 2002 was $3,450.

        The options granted to directors and employees of the Company will not be affected by the note exchange offer.

        Under the terms of the options, however, the shares to be issued upon their exercise will be adjusted in the same proportion as our issued and outstanding shares of common stock as a result of the proposed reverse stock split.

Board of Directors

        The current members of our Board of Directors will continue to serve until the next Annual Meeting of Stockholders following the completion of the note exchange offer, which will occur in the summer of 2003. At that time, all of our current directors will be up for renomination and/or election. If the note exchange offer is completed, the Noteholders will own up to 90% of our issued and outstanding shares of common stock and will be in a position to elect or replace one or more of our current directors, in their discretion. Immediately after the completion of the note exchange offer, assuming that 100% of the Notes are tendered and exchanged for shares of our common stock, Value Partners will own 65.7% of our issued and outstanding shares and will be in a position to control our corporate affairs. Each of our three outside, independent directors own Notes in the principal amount of $100,000. Each such director has indicated that he will tender his Notes for shares of our common stock in the note exchange offer.

Accounting Treatment

        The proposed note exchange offer will be accounted for as a recapitalization of the Company (see "Unaudited Pro Forma Information Giving Effect to the Note Exchange Offer.").

Fees and Expenses

        TWC's fees and expenses in connection with the offer are estimated to be approximately $275,000, including the SEC filing fee and the fees of the financial printer, counsel, an appraiser of the value of the common stock, auditors and other professionals. We will obtain all of such funds from our available capital resources.

        In addition, we have retained Continental Stock Transfer & Trust Company as the exchange agent. We will pay the exchange agent reasonable and customary fees for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

        We have not retained any dealer-manager or information agent in connection with the note exchange offer and except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Notes pursuant to the note exchange offer. We will also pay the expenses related to the special meeting of our stockholders, and will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition or Plan of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the financial information for each of the years ended and as of December 31, 1998, 1999, 2000 and 2001 from our audited financial statements and the related notes certain of which are included elsewhere in this prospectus. We derived the financial information for the six months ended June 30, 2001 and 2002 and as of June 30, 2002 from our unaudited financial statements and the related notes included elsewhere in this prospectus.

	1998	1999	2000	2001	Six Months Ended June 30, 2002
Operating Data
STATEMENT OF OPERATIONS DATA:
Revenues	$9,016	$12,294	$10,460	$12,773	$6,673
Income/(loss) from operations	(7,972)	(3,043)	(955)	(688)	569
Other income and interest (expense)	(2,528)	(3,144)	(3,890)	(3,950)	(1,869)
Income/(loss) from continuing operations	(10,691)	(6,187)	(4,845)	(4,638)	(1,300)
Income/(loss) from discontinued operations	(38)	(222)	(1,421)	7,084 *	—
Net income/(loss):	(10,729)	(6,409)	(6,266)	2,446	(1,300)
NET INCOME PER SHARE DATA:
From continuing operations	$(3.51)	$(1.72)	$(0.91)	$(0.45)	$(0.07)
From discontinued operations	$(0.01)	$(0.06)	$(0.26)	$0.69	—

Consolidated net income/(loss) (basic and diluted)	$(3.52)	$(1.78)	$(1.17)	$0.24	$(0.07)

Weighted average common shares outstanding (basic and diluted)	3,044	3,598	5,365	10,201	19,903

BALANCE SHEET DATA (AT PERIOD END):
Working capital (deficit)	$(3,279)	$(3,976)	$(8,163)	$94	$(4,606)
Total assets	20,562	17,993	15,907	11,773	14,140
Long-term liabilities	23,638	26,519	26,227	27,392	19,152
Total stockholders' equity (deficit)	(9,403)	(14,244)	(20,037)	(18,980)	(12,794)

*
The 2001 income from discontinued operations relates to the sale of Casino de Zaragoza, the net cash proceeds from which were approximately $1.6 million.

RATIO OF EARNINGS TO FIXED CHARGES

        Our net operating income on a consolidated basis has been insufficient to cover our fixed charges such as rent and debt service in the past four fiscal years. In 1998, the insufficiency was $3.7 million, in 1999 $3.6 million, in 2000 $4.5 million, in 2001 $1.1 million and it was $1.0 million for the six months ended June 30, 2002 (all periods assuming that no interest waivers or forbearances had been obtained). We received the majority of our long-term debt in March 1998 when we acquired two casinos and property to build the third in the Czech Republic. Since September 2000, we have been able to pay our debt service obligations of interest only on the Notes by delaying payment to Value Partners and other significant Noteholders with their forbearance and/or waiver. We cannot continue to do this and operate normally or grow our business.

FORWARD LOOKING STATEMENTS

        The statements, other than statements of historical facts included in this prospectus regarding our future financial position, business strategy, projected costs and plans and objectives of management for future operations, are forward-looking statements. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or other similar words. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our operations that are subject to change based on various important factors which could cause actual results in 2002 and beyond to differ materially from our expectations. Those factors are disclosed under "Risk Factors" and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

UNAUDITED PRO FORMA FINANCIAL INFORMATION GIVING EFFECT
TO THE NOTE EXCHANGE OFFER

        The following pro forma unaudited consolidated financial statements give effect to the note exchange offer using the following assumptions:

  •
  100% of the outstanding principal amount of the Notes are exchanged for approximately 453 million shares of common stock;

  •
  we issue three year, 8% notes in the aggregate amount of $2,474,400 in lieu of pre-September 18, 2001 accrued interest to certain Noteholders; and

  •
  all of our Noteholders waive and cancel post-September 17, 2001 accrued interest.

        The pro forma unaudited consolidated statements of operations for the year ended December 31, 2001 and the six months ended June 30, 2002 were prepared based upon audited and unaudited, respectively, historical consolidated statements of operations of the Company. The pro forma unaudited consolidated balance sheet at June 30, 2002 was prepared based upon an unaudited historical consolidated balance sheet of the Company and assumes the occurrence of the 100 to 1 reverse stock split.

        We provide the accompanying pro forma condensed consolidated financial statements for informational purposes only. They are not necessarily indicative of the results that will be achieved for future periods. The accompanying pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial position would actually have been if the note exchange offer had, in fact, occurred on December 31, 2001. You should read the accompanying pro forma condensed consolidated financial statements and the related notes in conjunction with our consolidated financial statements included elsewhere in this prospectus.

Note Exchange Offer (100% Exchange)

Pro Forma Unaudited Consolidated Balance Sheet

(In thousands)

	At June 30, 2002
	Consolidated Historical	Adjustments			Pro-Forma Consolidated
ASSETS
Current Assets:
Cash	$2,963	$			$2,963
Prepaid expenses and other current assets	213				213

Total current assets	3,176				3,176

Property and Equipment, less accumulated depreciation and amortization of $2,308	6,301				6,301

Other Assets:
Goodwill	3,579				3,579
Deposits and other assets	1,084				1,084

	4,663				4,663

Total Assets:	$14,140	$			$14,140

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Short-term debt	$706		$372	(a)	$1,078
Accounts payable	268				268
Interest payable	4,911		(4,903	)(b)	8
Accrued expenses and other current liabilities	1,897		275	(c)	2,172

Total current liabilities	7,782		(4,256)		3,526

Long-Term Liabilities:
Long-term debt, net of unamortized debt discount of $2,362	19,152		(15,535	)(d)	3,617

Stockholders' Deficit:
Preferred stock, $.001 par value, 4,000 shares authorized as of June 30, 2002, 40 shares authorized as of the note exchange transaction, none issued
Common stock $.001 par value, 100,000 shares authorized as of June 30, 2002 and 9,500 shares authorized as of the note exchange transaction; 49,929 shares issued and outstanding as of June 30, 2002 and 5,027 shares issued and outstanding as of the note exchange transaction.	50		(45	)(e)	5
Additional paid-in capital	21,750		19,769	(f)	41,519
Accumulated other comprehensive Income	826				826
Accumulated deficit	(35,420)		67	(g)	(35,353)

Total stockholders' deficit	(12,794)		19,791		6,997

Total Liabilities and Stockholders' Deficit	$14,140		$0		$14,140

(a)
See footnote (b)(i).

(footnotes continue on following page)

(b)
Represents an adjustment to: (i) reclassify pre-September 18, 2001 accrued interest aggregating $2,474 to reflect the issuance of the interest note (of which $372 is short-term and $2,102 is long-term), and (ii) reverse post-September 17, 2001 accrued interest, being cancelled, aggregating $2,429.

(c)
Represents an adjustment to record the approximate cost of the note exchange transaction (offset in additional paid-in capital).

(d)
Represents an adjustment to (i) reflect the conversion of the $20,000 Notes (net of a $2,362 debt discount), and (ii) the issuance of the interest note (long-term portion in the amount of $2,102).

(e)
Represents an adjustment to reflect the issuance of 452,796 shares as a result of the note exchange (a $453 increase) and the 100 to 1 reverse stock split (a $498 decrease).

(f)
Represents an adjustment to (i) reflect the issuance of 452,796 shares as a result of the Note exchange (a $19,546 increase); (ii) give effect to the 100 to 1 reverse stock split (a $498 increase) and (iii) record the approximate cost of the Note Exchange transaction (a $275 reduction).

(g)
Represents an adjustment to: (i) write-off the unamortized debt discount on the Notes as of June 30, 2002 aggregating $2,362, and (ii) cancel post-September 17, 2001 accrued interest on the Notes aggregating $2,429.

Note Exchange Offer (100% Exchange)

Pro Forma Unaudited Consolidated Statement of Operations

(In thousands, except per share data)

	Six Months Ended June 30, 2002
	Consolidated Historical	Adjustments			Pro Forma Consolidated
Revenues	$6,673	$			$6,673
Income/(loss) from operations	569				569
Other income (expense)	(1,869)		67	(a)	(1,802)
Income/(loss) from continuing operations	(1,300)		67		(1,233)
Loss from continuing operations per common share, basic and diluted	$(0.07)				$(0.26)

Weighted average common shares—basic and diluted	19,903		(15,176	)(b)	4,727

(a)
Represents an adjustment to: (i) record the write-off of unamortized debt discount as of January 1, 2002 of $2,749; (ii) record the reversal of accrued interest as of January 1, 2002 of $965 (out of a total of $3,439), and (iii) record the reversal of interest expense (including amortization of debt discount) in the six-month period ended June 30, 2002 of $1,851.

(b)
Represents an adjustment to reflect the issuance of 452,796 shares as a result of the note exchange and the effect of the proposed 100 to 1 reverse stock split on the historical common shares and additional shares issued in conjunction with the note exchange; does not consider the effect of 398,265 shares of common stock issued after June 30, 2002 due to the exercise of warrants and options.

Note Exchange Offer (100% Exchange)

Pro Forma Unaudited Consolidated Statement of Operations

(In thousands, except per share data)

	Year Ended December 31, 2001
	Consolidated Historical	Adjustments			Pro Forma Consolidated
Revenues	$12,773	$			$12,773
Income/(loss) from operations	(688)				(688)
Other income (expense)	(3,950)		(134	)(a)	(4,084)
Income/(loss) from continuing operations	(4,638)		(134)		(4,772)
Loss from continuing operations per common share—basic and diluted	$(0.45)				$(1.03)

Weighted average common shares—basic and diluted	10,201		(5,571	)(b)	4,630

(a)
Represents an adjustment to: (i) record the write-off of unamortized debt discount as of January 1, 2001 of $3,517, and (ii) record the reversal of interest expense (including amortization of debt discount) in the 12 month period ended December 31, 2001 of $3,383.

(b)
Represents an adjustment to reflect the issuance of 452,796 shares as a result of the note exchange and the effect of the proposed 100 to 1 reverse stock split on the historical common shares and additional shares issued in conjunction with the note exchange; does not consider the effect of 398,265 shares of common stock issued after June 30, 2002 due to the exercise of warrants and options.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
OR PLAN OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the section "Selected Consolidated Financial Data" and the consolidated financial statements and related notes included elsewhere in this prospectus.

Exchange Rates

        Due to the fact that our operations are all located overseas, the results of the Company are subject to the impact of fluctuations in exchange rates. Pursuant to the January 2002 adoption of the Euro as the sole trading currency by all European Union member nations that had previously tied their local currencies to it, our operations are conducted exclusively in Euros and Czech Korunas, which are the currencies in which payroll and some payable items are paid in the Czech Republic. The impact of exchange rate fluctuations can be measured through comparison of the rates of exchange for these two currencies to the United States dollar.

        In contrast to the second quarter of 2001, a period in which the Euro and other European currencies lost significant value versus the U.S. Dollar, a trend that negatively impacted our performance, these currencies strengthened against the USD in the second quarter of 2002 versus the second quarter of 2001, which increased revenue and expense totals converted into USD's. Further, since our revenues were earned in Euros and the Business Unit expenses were paid in Korunas, we incurred a disproportionate increase in the USD value of expenses versus revenues as a result of the fact that the Koruna strengthened more against the USD in the reporting period than did the Euro.

Quarter Ended June 30, 2002 Compared To Quarter Ended June 30, 2001

        Three Months Ended June 30, 2002 and 2001:    Our current operations include the Ceska casino, a casino in Rozvadov ("Rozvadov"), and the Znojmo casino all of which are in the Czech Republic and are referred to herein as our "business units."

        The changes in the consolidated results of the three months ended June 30, 2002 from those of the three months ended June 30, 2001 are depicted in the following table.

	Three Months Ended June 30, 2001	Change		Three Months Ended June 30, 2002
	(In Thousands)
Net loss	$(1,640)	$		$

Revenues			307
Cost of revenues			(187)
Depreciation and amortization			368
Selling, general and administrative			(102)
Interest expense and other			(39)
Foreign exchange gain			46
Discontinued operations			413

Net loss			$806	(834)

        Exchange rate fluctuations further served to increase the revenues reported in United States dollars (USD) due to the modest strengthening of the Euro, the currency in which our revenues are earned, against the USD in the three-month period ended June 30, 2002 versus the same period in 2001. Total revenue for the quarter ended June 30, 2002 was $3.3 million, which represents an increase of $307,000 versus the same period in 2001. As in the quarter ended March 31, 2002, the revenue growth was due, primarily, to improvement of the Win Percentage ("WP"), the ratio of table game revenues to the value of all gaming chips purchased, and Drop per Head ("DpH"), the per guest average dollar value of gaming chips purchased, gains in Rozvadov and Znojmo, which were attributable, in part, to increases to betting minimums in conjunction with conversion to the Euro in January 2002. These improvements allowed the casinos to overcome an overall attendance decline of 26.8% in the business units versus the same period in 2001. The reduced attendance can be largely attributed to increased competition in the area and the current economic conditions, which are the result of a combination of a general slowdown in the economy, particularly in the Bavarian region of Germany, from where the majority of Ceska's clients are drawn, and the recent transition to the Euro, which has contributed to a reduction in disposable income as a result of price increases by opportunistic businesses. The increased DpH and reduced attendance are indicative of the fact that, among other factors, novice players reduced their visitation in the period.

        Exchange rate fluctuations also served to increase expenses reported in USD due to the fact that the Czech Koruna, the currency in which our overseas expenses are incurred, strengthened significantly against the USD in the three-month period ended June 30, 2002 versus the same period in 2001. Cost of revenues increased by $187,000 in the second quarter of 2002 versus the same period in 2001 due, primarily, to $130,000 in additional gaming tax expense attributable to revenue growth and reception revenue treatment related increases mandated by the Czech Republic Ministry of Finance, which went into effect in June 2001. In addition, expenses related to the increased number of Novomatic slot machines and electro-mechanical multi-roulette machines in this quarter over that of 2001, more than offset volume related labor savings. Depreciation and amortization expense in the quarter ended June 30, 2002 decreased $368,000 versus the quarter ended June 30, 2001 due, primarily, to the sale of our Spanish casino and our adoption of SFAS No. 142. Selling, general, and administrative expenses increased by $102,000 in the quarter ended June 30, 2002 versus the same period in 2001 as the net result of repairs and maintenance costs related to the Ceska renovation, the incurrence of a one time real estate transfer tax expense of approximately $62,000 related to the Znojmo casino building lease buyout, an approximately $70,000 savings in rent expense as a result of the Znojmo casino building purchase, and the fact that a one-time credit of $117,000 related to the reversal of accrued expenses for the closed Louisiana operations was realized in the second quarter of 2001. Interest expense was $39,000 higher in the second quarter of 2002 than in the same period in 2001 as the net result of several items, including:

  •
  the incurrence of $159,166 of penalty interest expense in the second quarter of 2002;

  •
  $144,000 of interest on the 12% Secured Senior Bonds relating to our discontinued Louisiana operations, which were exchanged for common stock in the second quarter of 2002, having been incurred in the second quarter of 2001;

  •
  approximately $32,757 of interest expense related to a local loan in conjunction with the March 2002 buyout (purchase) of the Znojmo casino building lease; and

  •
  an approximately $9,000 reduction in miscellaneous interest expense and other in the second quarter of 2002 versus the same period in 2001.

As a result of the December 31, 2001 sale of our Spanish casino, we did not incur costs relative to the discontinued operations during 2002 versus a net loss of $413,000 in the second quarter of 2001. As a result, we incurred a net loss of $834,000 for the quarter ended June 30, 2002 versus a net loss of $1.6 million in the second quarter of 2001.

        Six Months Ended June 30, 2002 and 2001:    The changes in the consolidated results of the six-month period ended June 30, 2002 from those of the six-month period ended June 30, 2001 are depicted in the following table.

	Six Months Ended June 30, 2001	Change		Six Months Ended June 30, 2002
Net loss	$(2,578)	$		$

Revenues			518
Cost of revenues			(472)
Depreciation and amortization			666
Selling, general and administrative			(99)
Interest expense and other			(10)
Foreign exchange gain			43
Discontinued operations			632

Net loss			$1,278	(1,300)

        Exchange rate fluctuations served to increase the revenues reported in USDs due to the modest strengthening of the Euro, the currency in which our revenues are earned, against the USD in the six-month period ended June 30, 2002 versus the same period in 2001. At approximately $6.7 million, total Company revenue year to date through June 2002 represented an improvement of $518,000 over the first six months of 2001. The revenue gains were the result of DpH growth in Rozvadov and Znojmo and improved WPs in all business units, which allowed the casinos to overcome an overall 20.4% decline in attendance in the period. Exchange rate fluctuations further served to increase expenses reported in USD due to the fact that the Czech Koruna, the currency in which our overseas expenses are incurred, strengthened significantly against the USD in the six-month period ended June 30, 2002 versus the same period in 2001. Cost of revenues increased by $472,000 in the first six months of 2002 versus the first six months of 2001 due, primarily, to volume and reception revenue treatment related gaming tax increases and slot machine and multi-roulette related profit share payments. Depreciation and amortization expense in the six-month period ended June 30, 2002 decreased $666,000 versus the six-month period ended June 30, 2001 due, primarily, to the sale of our Spanish casino and our adoption of SFAS No. 142. Selling, general and administrative expenses were $99,000 higher in the first six months of 2002 versus the same period in 2001 due to the second quarter 2002 increase in these expenses described above, as compared to the first quarter expenditures for the prior year. As a result of the December 31, 2001 sale of our Spanish casino, we did not incur costs relative to the discontinued operations during 2002 versus a net loss of $632,000 in the first six months of 2001. As a result, we incurred a net loss of $1.3 million for the six-month period ended June 30, 2002 versus a net loss of $2.6 million in the same period in 2001.

Business Units:

        The following discussion and analysis relates to our consolidated financial condition and results of continuing operations for the six and three-month periods ended June 30, 2002 and comparison of those results to the six and three-month periods ended June 30, 2001 ("2001", "previous year" or "prior year"). In December 2001, as a result of excessive delays by the local Spanish authorities in granting our Spanish casino final permission to relocate, together with its mounting losses, we divested the casino by selling our interest in it to a local Spanish casino operator; therefore, our Spanish casino is not included in the following discussion and analysis.

        Information relative to the business units and the management company, which is located in New York, for the six and three-month periods ended June 30, 2002 and 2001, is as follows:

	Six Months Ended June 30,			Three Months Ended June 30,
	2002	2001	Variance	2002	2001	Variance
	Ceska, Czech Republic
	(In thousands)
Total drop(1)	$7,186	$9,688	$(2,501)	$3,324	$4,768	$(1,444)
Total revenue	1,982	2,420	(438)	977	1,216	(239)
Operating expenses	(1,633)	(1,858)	225	(828)	(961)	133
Management fees(2)	(265)	(338)	74	(131)	(174)	43
Income from operations exclusive of interest and depreciation and amortization	84	224	(139)	19	82	(63)
	Rozvadov, Czech Republic
	(In thousands)
Total drop(1)	$5,260	$4,639	$621	$2,834	$2,123	$711
Total revenue	1,469	1,052	417	701	474	227
Operating expenses	(987)	(854)	(133)	(500)	(421)	(80)
Management fees(2)	(206)	(149)	(57)	(101)	(68)	(33)
Income from operations exclusive of interest and depreciation and amortization	277	50	227	100	(15)	115
	Znojmo, Czech Republic
	(In thousands)
Total drop(1)	$11,860	$10,943	$917	$5,842	$5,239	$603
Total revenue	3,222	2,683	539	1,579	1,269	310
Operating expenses	(2,405)	(1,836)	(569)	(1,240)	(934)	(306)
Management fees(2)	(404)	(355)	(48)	(198)	(171)	(26)
Income from operations exclusive of interest and depreciation and amortization	414	491	(77)	141	164	(23)
	Management Company, New York
	(In thousands)
Total revenue	$—	$—	$—	$—	$(9)	$9
Eliminations(3)	32	198	(167)	18	114	(96)
Operating expenses	(827)	(903)	77	(442)	(503)	61
Management fees(2)	874	843	31	430	413	17
Income from operations exclusive of interest and depreciation and amortization	79	138	(59)	6	14	(9)
	Grand Total
	(In thousands)
Total drop(1)	$24,307	$25,270	$(964)	$12,001	$12,130	$(129)
Total revenue	6,673	6,155	518	3,257	2,950	307
Operating expenses	(5,819)	(5,253)	(567)	(2,992)	(2,705)	(287)
Management fees(2)	—	—	—	—	—	—
Income from operations exclusive of interest and depreciation and amortization	854	902	(49)	265	244	21

(1)	The total value of all gaming chips purchased.
(2)	Eliminated in consolidation.
(3)	Consists of gaming equipment leases and other business unit billbacks that are eliminated in consolidation.
Notes:	The above table contains variances that can be attributed to the rounding of number. For comparison purposes, the year 2001 total drop data has been adjusted to include reception revenue.

  Ceska

        In the three months ended June 30, 2002, Ceska generated total revenue of $977,000, which represented a decrease of $239,000 versus the same period in 2001. The casino experienced a 32.8% decline in attendance in the period due to increased competition in the region; the ongoing economic recession in Germany; the World Cup soccer tournament, in which Germany reached the finals; and the disruption caused by the final stage of the casino's renovation, which was completed in late May 2002. The decreased activity resulted in some volume related gaming tax and labor savings in the casino's operating departments. The net gaming related tax savings, however, was limited due to the inclusion of reception revenue in the calculation base pursuant to a tax law change mandated by the Czech Republic Ministry of Finance, which went into effect in June 2001. In addition, the casino realized a $34,000 savings in rent expense due to renegotiation of the lease rates for the casino and the employee housing buildings, which more than offset increased repairs and maintenance expenses related to completion of the casino renovation. Further, the revenue decline in the period resulted in reduced management fee expense, which was eliminated in consolidation. As a result, Ceska finished the quarter ended June 30, 2002 with income from operations exclusive of interest and depreciation and amortization of $19,000, which represented a decrease of $63,000 versus the same period in 2001 and equaled 1.9% of total revenue.

        Year to date through June 30, 2002, Ceska produced total revenue of $2.0 million, which represented a decline of $438,000, or 18.1%, versus the first six months of 2001. Attendance, which declined by 23.0% in the first six months of 2002 versus the first six months in 2001, and DpH, which was 3.5% lower during the same comparative period, reflected the difficult operating environment faced by Ceska. The combination of increased competition and economic hardship in the region has been detrimental to the casino's performance. Management has implemented a number of strategies in an effort to counteract the negative trend of business, including renovation of the casino, the introduction of various promotional programs and events, and the continuation of a slot machine replacement program. Although $225,000 in operating expense savings and $74,000 in management fee reductions were realized in the six-month period ended June 30, 2002 versus the same period in 2001, these savings were not sufficient to overcome the large revenue decrease, and the casino finished the first six months of 2002 with income from operations exclusive of interest and depreciation and amortization of $84,000, which represented a decrease of $139,000 versus the same period in 2001 and equaled 4.2% of total revenue.

  Rozvadov

        Total revenue in the second quarter of 2002 was $701,000, which represented an improvement of $227,000, or 47.9%, over the same period in 2001 and was fueled by exceptional growth in DpH. Rozvadov has established itself as an exclusive club, catering, primarily, to a group of loyal gamblers, who have thus far proven to be less vulnerable to downturns in the German economy. Further, the introduction of higher table game limits, coupled with the changeover to Euros in January 2002, has helped spur the DpH growth, which improved by $160, or 61.3%, in the second quarter of 2002 versus the second quarter of 2001. Operating expenses increased by $80,000 in the three-month period ended June 30 2002 versus the same period in 2001, with the majority of the increase coming from volume and reception tax treatment related increases in gaming taxes and volume related increases in management fees, which were eliminated in consolidation. Rozvadov retained $115,000, or 50.7%, of the $227,000 revenue improvement at the income from operations exclusive of interest and depreciation and amortization level, which finished the quarter at $100,000, or 14.3% of revenue.

        In the six months ended June 30, 2002, Rozvadov posted revenue of $1.5 million versus $1.1 million in the first six months of 2001, an increase of $417,000, or 39.6%. The revenue growth was the result of substantial DpH and WP improvements, 31.5% and 5.2 percentage points respectively, which significantly offset a 13.7% decline in attendance in the period. The strength of these two key revenue drivers reflected management's strategy to reinforce the facility's private club atmosphere, as the number of novice players in the attendance mix was relatively small. Further, at the behest of these key clients, promotional events in Rozvadov were kept to a minimum. Expense increases were in line with revenue growth and as a result, the casino retained $227,000, or 54.4%, of the $417,000 revenue improvement at the income from operations exclusive of interest and depreciation and amortization level, which finished the six-month period at $277,000, or 18.9% of revenue, versus $50,000, or 4.8% of revenue, in the first six months of 2001.

  Znojmo

        In the second quarter of 2002, revenues in Znojmo, American Chance Casinos' ("ACC") largest and most productive casino, were $1.6 million, which represented an improvement of $310,000, or 24.4%, over the second quarter or 2001. As in Rozvadov, the revenue growth was fueled by a combination of improvement in DpH and WP, which overcame a decline in attendance. Visa requirements and border congestion encumbered travel to the casino from Austria and negatively impacted attendance in the period. Management attempted to overcome these deterrents to potential visitors by hosting a number of theme buffets and parties and introducing several promotional programs. While Znojmo posted solid revenue growth in the period versus the same period in 2001, the casino struggled in terms of revenue retention, as expense increases exceeded revenue gains. Gaming taxes grew by $101,000 in the quarter versus the same quarter in 2001 due to the revenue gains and the previously discussed reception revenue treatment change. Operating expenses in the gaming department grew by $118,000 largely as a result of profit share payments related to Novomatic slot machines and the electro-mechanical multi-roulette machine. Further, in the quarter ended June 30, 2002, the casino incurred an approximately $62,000 real estate transfer tax expense related to the March 2002 buyout (purchase) of the casino building lease. The quarter's revenue increase also translated into a $26,000 increase in management fee expense, which was eliminated in consolidation, and at $141,000, income from operations exclusive of interest and depreciation and amortization in the second quarter of 2002 decreased by $23,000 versus the same period in 2001 and represented 8.9% of total revenue.

        In the six months ended June 30, 2002, revenue in Znojmo exceeded prior year totals by $539,000, or 20.1%. The year to date statistical trends of decreased attendance and increase DpH and WP were consistent with those of the second quarter of 2002. Increased gaming tax, profit share, and casino building lease buyout related expenditures have outpaced revenue gains and negatively impacted revenue retention in the six-month period. As a result, income from operations exclusive of interest and depreciation and amortization in the first six months of 2002 was $414,000 versus $491,000 in the same period in 2001, which represented a decline of $77,000, or 15.7%.

  Management Company

        Operating expenses of the management company were $442,000 in the three months ended June 30, 2002, which represented a decrease of $61,000 versus the second quarter of 2001. The decreased expenditure levels can be attributed, primarily, to reduced legal fees and a savings in payroll related expenditures.

        Year to date through June 2002, management company expenditures were $827,000 versus $903,000 in the same period in 2001. The approximately $77,000 savings were predominantly the result of reduced payroll and audit fee expenditures in the six months ended June 30, 2002 versus the six months ended June 30, 2001.

Administrative Issues:

  Ceska

        On May 29, 2002, the casino celebrated the completion of its three-phase renovation with a party, which coincided with a German bank holiday and the opening of the casino's poker room. In conjunction with renovation of the facility, a 1920's Chicago theme was introduced, which is consistent with the casino's ACC branding.

        The Ceska casino operates in the most competitive environment of any of our casinos. Subsequent to the recent closure of the Casino Game, a local competitor, which was unable to survive amid the intense competition in the area, Ceska currently competes with three casinos in the immediate vicinity and two additional casinos in the greater region, one of which is located in Germany.

        The Ceska casino currently has 15 gaming tables, including seven card tables, seven roulette tables, and one electro-mechanical, eight-position roulette game. It also has 55 slot machines, including 26 newer-style Novomatic machines; and parking for approximately 60 cars.

  Rozvadov

        Management intends to replace the carpet on the casino's main level in October 2002 and is considering relocation of the Rozvadov's slot room in conjunction with this project. Further, management's plans also include introduction of a Hawaiian theme.

        Rozvadov currently operates 11 gaming tables, including five card tables, five roulette tables, and one electro-mechanical roulette game; 30 slot machines, six of which are newer-style Novomatics; and parking for 40 cars.

  Znojmo

        In March 2002, we received waivers on incurrence of additional indebtedness related defaults under the Notes and exercised our right to buyout (purchase) the Znojmo building lease. The March 2002 buyout (purchase) of the building lease, the approximately $1.4 million cost of which was financed by a loan from a local Czech Republic bank. The building purchase effectively lowered the related interest rate from 19.0% to 6.2%.

        Further, management has moved forward with its plan to develop an employee housing building on our land adjacent to the casino building with construction expected to get underway in the fall of 2002. In addition, management is in the process of evaluating a proposed project to build a mid-size hotel next to, and connected to, the casino, which, if pursued, would be constructed in the year 2003, assuming that we are able to secure the necessary financing for the project.

        In the year ended December 31, 2001, the Znojmo casino was expanded from 11 to 16 live gaming tables and an electro-mechanical roulette game was introduced along with 36 Novomatic slot machines, which replaced some of the casino's older Aristocrat machines. Despite this table game expansion, seating shortages at the casino's gaming tables persisted in peak times, which prompted management to introduce four additional card tables in July 2002.

        Znojmo currently operates 21 gaming tables, which consist of twelve card tables, eight roulette tables, and one electro-mechanical roulette game; 41 slot machines, 36 of which are newer-style Novomatic machines; and parking for approximately 120 cars.

  Management Company

        The 2002 Annual Meeting was held on July 15, 2002 in London, England. In that meeting, the shareholders re-elected our four directors to hold office until their successors are duly elected and qualified, amended our Articles of Incorporation by increasing the number of authorized shares of Capital Stock from 52,000,000 to 104,000,000, and ratified the appointment of Rothstein, Kass & Company, P.C. as our independent accountants for the fiscal year ending December 31, 2002.

Sales and Marketing:

  Ceska

        Marketing initiatives in the second quarter of 2002 were varied and extensive as Ceska fought to overcome its competition and the effects of a recent downturn in the German economy. In addition to hosting a "kickoff" party for the casino's renovated product and new poker room in late May 2002, Ceska hosted Italian and Russian theme buffets and Easter and "Summer Night" theme parties in the period. The casino also introduced midweek "Tombolas" (raffles) in order to augment attendance on typically slow nights. Further, several promotional programs, including a customer loyalty program that is ongoing and includes incentives for new guests to return, were introduced. Additional promotional programs that are currently underway in Ceska include a "Summer Quiz" program and a "Lucky Player" program. These programs, coupled with the introduction of a one Euro minimum bet on American Roulette, were designed to increase casino visitation through the attraction of lower stakes players. In addition, in the second quarter of 2002, management began limited advertising campaigns in potential new markets.

  Rozvadov

        In deference to Rozvadov's loyal group of larger volume players, management limited the number of promotional events held at the casino. Instead, management continued to focus on customer recognition in an effort to maintain its core base of clients. The casino held one promotional event in the period, an Easter theme party, which took place in April 2002. In addition, the casino's printed materials have been updated with Hawaiian themes, which is the motif that is being introduced to the casino.

  Znojmo

        As in Ceska, management held a number of promotional events and introduced several attendance-boosting programs in Znojmo in the second quarter of 2002. In addition to Easter, Spring and "Summer Night" theme parties and an Italian theme buffet, the casino introduced several programs designed to promote customer loyalty in the period. In the second quarter of 2002, media advertising continued to focus on Vienna, and included newspaper, video wall, and tram advertisements.

Liquidity And Capital Resources:

        Our working capital, defined as current assets minus current liabilities, decreased $4.7 million to a deficit of $4.6 million at June 30, 2002 from a working capital surplus of $94,000 at December 31, 2001. The decrease was due, primarily, to increases in accrued interest on the Notes at June 30, 2002. For the six months ended June 30, 2002, the Company had net cash provided by operations of $1,000. This was, primarily, a result of a $1.3 million net loss offset by $284,000 of depreciation and amortization, $387,000 of non-cash interest related to the amortization of debt discount and a $630,000 net increase in cash attributable to changes in operating assets and liabilities. For the six months ended June 30, 2002, net cash used in investing activities of $1.8 million related to the purchase of property and equipment, primarily, the purchase of the Znojmo casino building and the purchase of four gaming tables for Znojmo. For the six months ended June 30, 2002, net cash provided by financing activities of $1.1 million, which included proceeds of approximately $1.4 million from a loan to purchase the

Znojmo casino building, $29,000 in repayment of this loan, $262,000 in repayments of an operating loan in the Czech Republic, and $20,000 in proceeds from the exercise of warrants.

        We have, from time to time, been in technical default of the indentures related to the Notes, which were amended in conjunction with the 1998 restructuring of our Czech subsidiaries and legal entities, and are so as of June 30, 2002. We rely upon the forbearance and waivers on the default of certain covenants from Value Partners, which represents a majority in interest of the holders of the Notes. We have borrowed other amounts from Value Partners from time to time (some of which have been in technical default for which forbearance or waivers have been granted). On February 23, 2001, Value Partners exercised 5,657,453 of the $0.01 warrants held by it. In May 2002, we issued 23,270,833 shares of common stock to Value Partners in conjunction with their exchange of the "Louisiana Bonds." With these additional equity holdings, Value Partners currently holds a controlling 57.9% of our issued and outstanding common stock with warrants to acquire up to 56.6% of such common stock. As of the date of this prospectus, Value Partners owns 66.6% of our long-term debt.

        Further, in spite of the recent sale of our Spanish casino and the Louisiana debt conversion initiative, we are highly leveraged and, from time to time, have been unable to pay our interest and accounts payable obligations when they become due. We have been unable to meet our interest payments in full since September 2000. Waivers of default for non-payment of interest and forebearance have been received from Value Partners, the majority holder of the Notes through the earlier of: (i) ten days subsequent to the receipt of in excess of $5.0 million from any source by us or any of our subsidiaries; or (ii) January 1, 2003.

        We have taken several steps to improve our consolidated financial position, including:

  •
  the December 2001 sale of our under-performing Spanish casino ($1.3 million of the net proceeds have been earmarked for potential investment in a hotel or casino project);

  •
  the consummation of the March 2002 exchange of our "Louisiana Bonds" (and related accrued interest) to equity (hence reducing liabilities by $6.7 million);

  •
  the 2001 expansion of our casino in Znojmo, Czech Republic (from 11 to 21 gaming tables, five of which were added in May 2001 and four of which were added in July 2002);

  •
  the renovation of our casino in Ceska, Czech Republic, which was completed in May 2002; and

  •
  the March 2002 buyout (purchase) of the Znojmo casino building lease, which effectively reduced the related interest rate on the facility from 19.0% to 6.2%. Additionally, we are studying proposed projects to develop a fourth casino and a hotel in Europe. There can be no assurances that management's plans will be realized.

        In March 2002, we received waivers on incurrence of additional indebtedness related defaults under the Notes and exercised our right to buyout the Znojmo building lease. The March 2002 buyout of the building lease, the cost of which was approximately $1.4 million, was financed by a loan from a local Czech Republic bank. The bank note, which is payable in monthly installments through December 2006, bears interest at 6.2% per annum and is collateralized by the Znojmo casino building, the Rozvadov casino and employee housing buildings, and our land in Folmava, Czech Republic.

Plan Of Operations:

        Our management will continue to develop marketing and operational strategies designed to increase attendance and revenues at our existing locations in the Czech Republic. Management will strive to maximize the performance of its existing business units through a combination of revenue enhancement strategies and improved efficiencies.

        In light of the increased competition and economic downturn in the region, the focus in Ceska will be on implementing strategies designed to expand the customer base. At Rozvadov, the greatest challenge of which has been its size limitations, we will seek to retain our existing base of quality players and to build this base through guest relations programs and target specific marketing initiatives. Further, the planned replacement of the main gaming floor's carpet and introduction of a Hawaiian theme should help the casino maintain and enhance its market position. Znojmo, which has the greatest future growth potential of all of our business units, was expanded by four gaming tables in July 2002 and will continue to be promoted via marketing campaigns that target the vast Vienna, Austria market. Other future development plans for the Company include the possible construction of a fourth casino in the Czech Republic and the potential development of a hotel adjacent to the Znojmo casino.

Long Range Objective:

        The Company's senior corporate-level management, some of whose backgrounds are in the hotel industry, has endeavored to rid the Company of unprofitable business units, maximize the potential of our Czech Republic operations, and explore expansion of the Company through the addition of new business units, including hotels. Management is currently evaluating several potential expansion opportunities in Europe and the United States, subject to the availability of the necessary financing, and intends to use the greater part of the net proceeds from the sale of our Spanish casino as investment capital for an expansion project.

        Management's long-term goal is to create two hotel divisions, a Europe-based division and a U.S.-based division, while pursuing expansion of the casino division. Acquisitions will be based on an evaluation of the potential return of projects that arise and the availability of financing to purchase additional assets.

Development:

        We have earmarked approximately $1.3 million in net cash proceeds from the sale of our Spanish casino for investment in expansion projects and are currently evaluating several possible acquisition prospects in addition to the aforementioned potential casino and hotel development projects in the Czech Republic. Management intends to move forward with what it believes to be the project with the highest potential return and greatest strategic value based on detailed analyses of all potential investment opportunities. Details of development projects being considered outside the Czech Republic have been intentionally omitted from this report.

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

Results of Operations:

        The following discussion and analysis relates to our financial condition and results of continuing operations for the year ended December 31, 2001 and comparison of those results to the year ended December 31, 2000 ("2000", "previous year", or "prior year"). In December 2001, as a result of excessive delays by the local Spanish authorities in granting our Spanish casino final permission to relocate, together with the business unit's mounting losses, we divested the casino by selling our interest in our Spanish casino to a local Spanish casino operator, for a net gain of $8.5 million. The related results for our Spanish casino, which include the property's net operating loss of $1.5 million, are presented in the following table as discontinued operations and, as such, are not included in the subsequent discussion and analysis.

	For the Years Ended December 31
Results of Operations
	2001	2000
Revenue	$12,773	$10,460
Loss from continuing operations	(4,638)	(4,845)
Income/(loss) from discontinued operations(1)	7,084	(1,421)
Net income (loss)	2,446	(6,266)
Earnings/(loss) per common share; basic and diluted	$0.24	$(1.17)
Weighted average common shares outstanding; basic and diluted	10,201,000	5,365,000

(1)
Discontinued operations consist of our Spanish casino.

Revenues:

        At $12.8 million, total revenue for continuing operations for the year ended December 31, 2001 improved by $2.3 million, or 22.1%, over total revenue for the year ended December 31, 2000 and reinforced our position as the top revenue producing casino company in the Czech Republic, based on information provided by the Czech Republic Ministry of Finance, a market position that we have held since 2000. The overall revenue improvement was the result of revenue gains in all of our Czech Republic casinos. Znojmo, our newest facility, which opened in December 1999, realized 51.5% revenue growth in the year ended December 31, 2001 and finished the year with total revenue of $5.5 million versus the prior year total of $3.6 million. In 2001, Znojmo improved in the key performance indicators of attendance and DpH, the per guest average dollar value of gaming chips purchased. Rozvadov achieved 15.6% revenue growth in the same period due to DpH and win percentage, the ratio of table game revenues to the value of all gaming chips purchased, gains. Ceska, which faced the greatest influx of direct competition, realized a modest 2.3% revenue growth in 2001 versus the prior year despite the negative impact of a 15% decline in attendance. Further, as a result of changeover of a portion of the slot machine inventory from outdated Aristocrat machines to newer-style Novomatics in all of the casinos, overall slot revenues grew to $1.1 million in the year ended December 31, 2001 versus $632,000 in the prior year, an increase of $461,000, or 72.9%.

Cost of Revenues:

        Cost of Revenues, which consists of direct operating expenses such as labor and operating supplies, increased 32% to $6.2 million in the year ended December 31, 2001 versus $4.7 million in the prior year. The increase, which outpaced revenue gains during the year, can be attributed, in part, to the increased volume and table additions in Znojmo. In addition, recent law changes regarding vacation, overtime, and night differential pay served to increase labor expenses in all of our casinos. Further, in June 2001, the Czech Republic Ministry of Finance issued a pronouncement, whereby the tax treatment of reception revenue changed, which significantly increased the tax rate for this type of revenue. In addition, we entered into revenue based lease agreements for replacements for a number of our older Aristocrat slot machines, which were not popular with the casinos' clients, with new Novomatic machines. Despite the fact that Novomatics have proven to generate net income in excess of the replaced Aristrocrats, the related revenue-based lease expense has served to negatively impact the operating margin percentage.

Selling, General and Administrative:

        Selling, general and administrative expenses were $5.3 million in 2001, which represents a 7.8% increase over 2000. This increase is the net result of cost reductions and increases in several areas, including increased marketing expenditures in the face of greater competition and to expand the Znojmo casino's client base, increased repairs and maintenance expenses related to the Ceska property renovation, and reduced management company expenditures that were mainly attributable to savings in payroll expenses, development costs, and audit fees.

        At $1.2 million, Income from Operation Exclusive of Interest and Depreciation and Amortization, which represents revenues minus cost of revenues and selling, general and administrative expenses, in the year ended December 31, 2001 improved by $411,000, or 50.1%, versus the year ended December 31, 2000 and represented 9.6% of total revenue, an improvement of 2.1 percentage points over the prior year.

        Depreciation and amortization, which consists, primarily, of amortization of assets acquired during 1998 and 1999, increased from $1.8 million in 2000 to $1.9 million in 2001 due to equipment purchases in the Czech Republic.

        Interest expense for the year ended December 31, 2001 was $4.0 million compared to $3.8 million for the year ended December 31, 2000. The slight increase can be attributed to increased operating loan related interest expenditures in the Czech Republic.

Net Loss From Continuing Operations:

        We incurred a loss from continuing operations of approximately $4.6 million for the year ended December 31, 2001 as compared to a net loss of $4.9 million in the year ended December 31, 2000, an improvement of 5.4%.

Business Units:

        Our results in 2001 are derived from a full year of activity of our European operations our corporate headquarters in New York. The following table depicts the operating results by business unit based on actual exchange rates:

	Year Ended December 31
	2001	2000	Variance
	Ceska, Czech Republic (Dollars in thousands except DpH)
Total number of guests	52,867	62,232	(9,365)
Average DpH(1)	$349	$338	$11
Total drop(2)	$18,472	$21,040	$(2,568)
WP(3)	19.8%	18.2%	1.6%
Total revenue	$4,841	$4,732	$109
Operating expenses)	$(3,852)	$(3,003)	$(849)
Management fees(4)	$(671)	$(890)	$219
Income from operations exclusive of interest and depreciation and amortization	$318	$839	$(521)
(footnotes on following page)

	Rozvadov, Czech Republic (Dollars in thousands except DpH)
Total number of guests	33,623	34,270	(647)
Average DpH(1)	$288	$269	$19
Total drop(2)	$9,688	$9,202	$486
WP(3)	19.2%	16.9%	2.3%
Total revenue	$2,396	$2,071	$325
Operating expenses	$(1,857)	$(1,439)	$(418)
Management fees(4)	$(335)	$(322)	$(13)
Income from operations exclusive of interest and depreciation and amortization	$204	$310	$(106)
	Znojmo, Czech Republic (Dollars in thousands except DpH)
Total number of guests	62,766	53,634	9,132
Average DpH(1)	$339	$285	$54
Total drop(2)	$21,302	$15,310	$5,992
WP(3)	15.7%	16.2%	(0.5)%
Total revenue	$5,537	$3,654	$1,883
Operating expenses	$(4,022)	$(3,027)	$(995)
Management fees(4)	$(718)	$(595)	$(123)
Income from operations exclusive of interest and depreciation and amortization	$797	$32	$765
	Management Company, New York (Dollars in thousands except DpH)
Total revenue	$—	$3	$(3)
Eliminations(5)	245	169	76
Operating expenses	(2,057)	(2,340)	283
Management fees(4)	1,724	1,807	(83)
Loss from operations exclusive of interest and depreciation and amortization	(88)	(361)	273
	Grand Total (Dollars in thousands except DpH)
Total number of guests	149,256	150,136	(880)
Average DpH(1)	$331	$303	$28
Total drop(2)	$49,463	$45,552	$3,911
WP(3)	17.9%	17.3%	0.6
Total revenue	$12,773	$10,460	$2,313
Operating expenses	$(11,542)	$(9,640)	$(1,902)
Management fees(4)	$—	$—	$—
Income from operations exclusive of interest and depreciation and amortization	$1,232	$820	$412

(1)
The per guest average dollar value of gaming chips purchased.
(2)
The total value of all gaming chips purchased.
(3)
The ratio of table game revenues to the value of all gaming chips purchased.
(4)
Eliminated in consolidation.
(5)
Consists of gaming equipment leases and other business unit billbacks that are eliminated in consolidation.

Note: The above table contains variances that can be attributed to the rounding of numbers.

  Ceska

        In the year ended December 31, 2001, competition in Ceska's local market increased dramatically as three casinos opened in the area. In response, management sought to combat market challengers through a threefold strategy, which included upgrade of the casino facility, improvement of its service, and better recognition of the casino's key high volume players. Despite a 15% decline in attendance in the year ended December 31, 2001, Ceska managed to achieve a 2.3% revenue growth over the prior year. The attendance reduction served to eliminate some overcrowding and to reduce the number of novice players in attendance. These two factors helped to accelerate the pace of the games and contributed to the realization of an $11 DpH increase and a 1.6 percentage point increase in the casino's 2001 total year WP. As a result, total revenues in Ceska for the year ended December 31, 2001 were $4.8 million versus $4.7 million for the 2000 calendar year. Operating expense increases served to more than offset the modest revenue gain as labor law changes, increased gaming taxes, slot machine related profit share payouts, increased marketing expenditures to combat competition, and increased repairs and maintenance expenditures related to the gaming area renovation all contributed to an $849,000 increase in total operating expenditures in the year ended December 31, 2001 versus the prior year. As a result, the business unit's Income from Operations Exclusive of Interest and Depreciation and Amortization was $318,000 in the year ended December 31, 2001, a decline of $521,000 versus 2000.

  Rozvadov

        Rozvadov experienced a slight 1.9% decline in attendance in the year ended December 31, 2001, but the "quality" of its players improved, as evidenced by the realization of a $19 increase in the DpH. The DpH growth, coupled with a 2.3 percentage point improvement in WP, fueled revenue growth of 15.7%, and the casino finished the year ended December 31, 2001 with total revenue of $2.4 million. Management's 2001 operating strategy included introduction of a new VIP recognition program, the addition of more German speaking staff, expansion/upgrade of the facility's gaming equipment, and increase of gaming table limits. Further, management was more selective about the types of in-house promotions that were held in the 2001 calendar year, based on the goal of tailoring events to the preference of the casino's key clients. As in Ceska, labor law and tax changes as well as profit share agreements significantly increased operating expenses in the year ended December 31, 2001 versus the prior year, which served to more than offset the unit's revenue gains versus the prior year. As a result, Rozvadov finished the year ended December 31, 2001 with Income from Operations exclusive of Interest and Depreciation and Amortization of $204,000, which represents a 34.1% decline from that of the year ended December 31, 2000.

  Znojmo

        Znojmo, which realized 51.5% revenue growth in the year ended December 31, 2001 and finished the year with total revenue of $5.5 million versus the prior year total of $3.7 million, enjoyed 17.0% attendance growth and 18.9% improvement in its DpH. Despite a slight 0.5 percentage point drop in WP, which can be attributed to the increased volume of players, the benefits of the attendance and DpH improvement resulted in revenue growth of $1.9 million. Further, Znojmo's revenue growth more than offset labor law, gaming tax, and other increases in expenses, and the casino realized flow-through of $765,000, or 40.6%, of the $1.9 million revenue improvement in the year ended December 31, 2001 versus 2000 to Income from Operations Exclusive of Interest and Depreciation and Amortization, which increased to $797,000 in the year ended December 31, 2001 from $32,000 in the prior year.

        Znojmo's attendance and DpH growth in the year ended December 31, 2001 reflected the success of management's efforts to penetrate the Vienna market, the residents of which have the highest disposable income of any of Znojmo's potential markets. Our casinos offer a more relaxed alternative to the Viennese casinos and have proven to be popular with Austrian gamblers in the region. In

May 2001, five additional gaming tables were put into operation, and in conjunction with this expansion, the casino's weekend operating hours were expanded to "nonstop" action from Thursday afternoons through Monday mornings.

        In January 2002, a new casino manager, who is fluent in German, was appointed, and it is anticipated that his presence will advance the quality of guest relations.

Liquidity and Capital Resources:

        Our working capital deficit, defined as current assets minus current liabilities, decreased $8.3 million to a surplus of $94,000 at December 31, 2001 from a working capital deficit at December 31, 2000 of $8.2 million. The decrease was due, primarily, to the sale of our Spanish casino, the elimination of taxes payable to the local Spanish governmental taxing authority, and the reclassification of bond interest payable to long-term.

        For the year ended December 31, 2001, we had net cash provided by continuing operations of $806,000. This was primarily a result of a $4.6 million loss from continuing operations, $1.9 million of depreciation and amortization, $767,000 of non-cash interest related to the amortization of debt discount recorded in connection with the warrants issued with private placement financing that occurred in March 1998 and October 1999, other non-cash items of $283,000, and a $2.5 million net increase in cash attributable to changes in operating assets and liabilities. For the year ended December 31, 2001, net cash from investing activities was $1.5 million and came, primarily, from the sale of our Spanish casino. For the year ended December 31, 2001, net cash from financing activities of $213,000 included proceeds from short-term obligations of $1.8 million, $1.6 million of repayments of short-term obligations and proceeds from the exercise of warrants of $56,575.

        We have, from time to time, been in technical default of the Indentures and were so as of December 31, 2001. We have relied upon the forbearance and waivers on the default of certain covenants from Value Partners, which represents a majority in interest of the holders of the Notes. We have borrowed other amounts from Value Partners from time to time (some of which have been in technical default for which forbearance or waivers have been granted). On February 23, 2001, Value Partners converted 5,657,453 of $0.01 warrants held by it. With the exercise of those warrants, Value Partners held a controlling 51.32% of our issued and outstanding common stock, with warrants to acquire up to 60.6% of such common stock. At December 31, 2001, Value Partners owned 66% of our long-term debt.

        Despite improvement in the results over the past three years, including net income of $2.4 million for the year ended December 31, 2001, we had a nominal working capital surplus and a stockholders' deficit of $19.0 million as of December 31, 2001. Further, we are highly leveraged and, from time to time, have been unable to pay our interest and accounts payable obligations when they become due. We were unable to meet our September 2000, March 2001, and September 2001 interest payments in full (see Note 4 to the notes to consolidated financial statements). Waivers of default for non-payment of interest have been received from the majority holder of the Senior Notes through the earlier of: (i) ten days subsequent to the receipt of in excess of $5.0 million from any source by us or any of our subsidiaries; or (ii) January 1, 2003.

        We have taken several significant steps to improve our financial position, including:

  •
  the December 2001 sale of our under-performing Spanish casino, which reduced our liabilities by 23% ($1.3 million of the net proceeds have been earmarked for investment in a hotel or casino project);

  •
  the exchange of $4.8 million of our debt related to our discontinued Louisiana operations (and related accrued interest) for 37,233,234 shares of common stock (hence reducing long-term liabilities by $6.7 million, or 25%) in March 2002 (see Notes 4 and 12 of the notes to consolidated financial statements);

  •
  the 2001 expansion of our facility in Znojmo (from 11 to 17 gaming tables, five of which were added in May 2001);

  •
  the renovation of our casino in Ceska, which was completed in July 2001; and

  •
  the March 2002 buyback (purchase) of the lease of the Znojmo casino building, which effectively reduced the interest rate on that facility by 13 percentage points.

        Management is studying the potential benefits of relocating one of our existing casinos as well as a proposed project to develop a fourth casino in Europe. There can be no assurances that management's plans will be realized.

        We believe that our cash resources at December 31, 2001, together with 2002 developments (waivers and debt conversion discussed in Note 12 to the consolidated financial statements) and anticipated cash provided by 2002 operations, are sufficient to fund our activities for the year ending December 31, 2002. However, long-term liquidity is dependent on our ability to attain profitable operations and to secure additional financing.

        In March 2001, Value Partners, the majority holder of our Notes, granted us forbearance and waiver of restrictions regarding incurrence of additional indebtedness in order to enable our subsidiaries in the Czech Republic to secure an operating loan. On March 20, 2001 that operating loan was secured in the amount of approximately $792,000 and was collateralized by our parcel of land in Folmava, Czech Republic and the casino and staff buildings in Rozvadov, Czech Republic. Proceeds from the loan were used to pay the approximately $231,000 remaining balance of an existing operating loan in the Czech Republic and to pay approximately $561,000 in gaming taxes owed to the local authorities for the year ended December 31, 2001. The loan, which has an 18-month term and bears interest at a rate of 6.9% per annum, is being repaid in monthly installments through December 20, 2002.

        In March 2002, we exercised our right to buyout the Znojmo building lease. The building lease buyout, the cost of which was approximately $1.4 million, was financed by a loan from a local Czech Republic bank. The bank note, which is payable in monthly installments through December 2006, bears interest at 6.2% per annum and is collateralized by the Znojmo casino building, our Rozvadov casino and employee housing buildings, and our land in Folmava.

Plan of Operations and Important Factors to Consider:

        Our management will continue to develop marketing and operational strategies designed to increase attendance and revenues at our existing locations in the Czech Republic.

        In 2001, we renovated the gaming area of the Ceska casino and added one electro-mechanical roulette table casino and replaced 24 of our existing Aristocrat slot machines with newer-style Novomatic slots. In Rozvadov, one card table and one electro-mechanical roulette table were introduced, which left the casino with a total of 11 tables in operation. In Znojmo, an additional five gaming tables were added in May 2001, which, coupled with the addition of one electro-mechanical roulette machine, gave the facility a total of 17 gaming tables in operation. Also, 22 of Znojmo's existing slot machines were replaced in 2001 with newer machines of a type that are generally preferred by the casino's target client.

        We are also studying a proposed project to develop a fourth casino in Europe and the acquisition of small-to-midsize European hotels.

BUSINESS

General Development of Business

        We were organized as a Nevada corporation in October 1993 to acquire, develop and manage, to the extent permitted by applicable local laws, gaming establishments featuring live and mechanized gaming, including video gaming devices such as video poker machines. With the 1994 acquisition of several Louisiana-based entities, we conducted operations under these guidelines. In 1998, faced with a closing date of June 30, 1999 for our Louisiana operations as a result of changes in laws governing the legality of operating video gaming devices in the State of Louisiana, we amended our operating strategy by shifting our focus to the casino market in Europe and acquired three casinos, which includes a hotel, and two casinos located in the Czech Republic, as well as a parcel of land also located in the Czech Republic and one located in Spain, Casino de Zaragoza, S.A. We also entered into a joint activity agreement relative to a fourth casino located in Azerbaijan Republic and signed a management contract with regard to a fifth casino located in Kyrgyz Republic. We have since closed two of those casinos due to gaming law changes in Azerbaijan Republic and Kyrgyz Republic and have opened an additional casino on the parcel of land that was purchased in 1998. On December 31, 2001, we sold our interest in the casino/hotel in Spain. Presently, we own a total of three casinos, which are located in Ceska Kubice, Rozvadov, near Znojmo in the Czech Republic. The casinos, which operate under the brand name "American Chance Casinos" and showcase themes portraying recognizable eras of American history, are located at border locations and draw the majority of their clients from Germany and Austria. One of our casinos has a Prohibition era theme and another casino has a Southern Antebellum theme. Our operating strategy centers on differentiation of our products from the alternative German and Austrian casinos, which have very formal atmospheres. Management has endeavored to create gaming environments with casual and exciting atmospheres that emphasize relaxed entertainment. Further, as part of the American Chance operating formula, management has striven to highlight the integrity and professionalism of its American owned operations as a means of allaying any concerns that German and Austrian clients might have about gambling abroad.

        Although our headquarters are in New York City, we have no operating presence in the United States.

Industry Overview

        Prior to the amendments to the Czech gaming regulations in December 1998, local municipalities were empowered to grant casino licenses in their regions. The amendments to the gaming legislation removed that right from the local governments and effectively eliminated exclusivity. Since this licensing change, four casinos have opened in Folmava, Czech Republic, which operate in direct competition with our Ceska casino due to their proximity. The Znojmo casino currently has three local competitors, none of which are located in the duty free zone between the border posts, as is the case with our casino. In addition to the current competitors, two casinos are in the development stages, one of which is planned to be located in the duty free zone. In early 2000, in response to increased competition from casinos located in the Czech Republic, the German government issued 12 new gaming licenses in the Bavarian region of Germany. Since being opened in the spring of 2000, two of the Bavarian casinos that went into operation as a result of issuance of the additional licenses have operated in direct competition with our casinos in Ceska and Rozvadov.

        The casinos in Germany and Austria have formal atmospheres and an air of exclusivity. The American Chance brand of casinos offers a relaxed but exciting, informal atmosphere, which has proven to be a desirable alternative to the local German and Austrian casinos. Further, we have established ourself as a reputable casino company in the Czech Republic through our consistent policies, professional service, and strict adherence to all local gaming regulations.

Current Operations

        On March 31, 1998, we consummated a Stock Purchase Agreement with 21st Century Resorts a.s., an owner-operator of two casinos, and the owner of property to build a third casino, in the Czech Republic, and Gameway Leasing Limited and Monarch Leasing Limited, two off-shore affiliates of Resorts which leased equipment to Resorts and the stockholders of Resorts. We acquired 100% of the equity interests of Resorts, its two operating subsidiaries and all of the assets of Gameway and Monarch Leasing for the purchase price of $12.6 million, including the cost of initial improvements to the acquired assets. On March 31, 1998, with the assistance of Libra Investments, Inc., Los Angeles, California acting as placement agent, we borrowed $17.0 million from fourteen sophisticated, accredited lenders in a private placement. The loan is represented by 12% Senior Secured Notes issued pursuant to Indentures by and among TWC, TWGI and TWGF, (both wholly-owned subsidiaries of TWC), and U.S. Trust Company of Texas, N.A., Dallas, Texas, which has since been replaced by The Bank of New York Trust Company of Florida, N.A., acting as Indenture trustee. The Notes require mandatory prepayments based upon excess cash flow generated by TWGI from the operation of Resorts and bear interest at the rate of 12% per annum. The proceeds of the Notes were used to pay the net acquisition costs of, and improvements to, Resorts totaling approximately $12.6 million, to repay the an existing loan in the amount of $1.3 million, to cover costs and expenses of $1.4 million relating to the private placement and to provide working capital of $1.7 million.

        The assets acquired with the purchase of Resorts consisted of the Ceska casino, which is located near the border with Germany. Ceska is patronized, primarily, by Germans and currently has 15 gaming tables and 55 slot machines as well as a bar/restaurant area. The purchase also included the Rozvadov casino, which is located approximately four miles from the region's main highway, not far from the German border and caters, as in Ceska, to a predominantly German clientele. This casino currently has 11 gaming tables and 30 slot machines, and includes a bar/restaurant area. The final piece of the purchase is a parcel of land near Znojmo upon which a third Czech Republic casino was constructed. The Znojmo casino opened in December 1999. It has a Southern Antebellum theme and draws the bulk of its customers from the northern suburbs of Vienna, Austria. The casino currently has 21 gaming tables and 41 slot machines, and includes a bar/restaurant area.

        During the quarter ended June 30, 1998, the Czech Republic House of Deputies passed an amendment to Czech gaming law, which effectively banned foreign ownership of casinos. In response, we restructured our subsidiaries and Czech legal entities to comply with the amendment through the use of a new Czech limited liability company and amended the Indentures accordingly.

        On October 15, 1999, we borrowed $3.0 million in a private placement. The loan is on terms substantially similar to the loan granted for the acquisition of Resorts. In addition to the October 1999 Notes, each investor received a proportionate share of warrants to purchase 1,250,728 shares of our common stock. The proceeds of the October 1999 Notes were used to retire a $1.0 million short-term debt obligation related to the acquisition of our Spanish casino, to make an interest payment of approximately $250,000 on said debt, and to finance the equipping, working capital, and pre-opening costs associated with the opening of the Znojmo casino.

Terminated Ventures

        On April 17, 1998, we acquired 90% of Casino de Zaragoza, S.A., which is a company incorporated in Zaragoza, Spain that holds the exclusive casino license in the region of Aragon, for approximately $780,000, excluding related acquisition costs of approximately $678,000, and assumed its outstanding debt obligations of approximately $4.9 million. The debt obligations consisted of taxes payable to the Diputacion de Aragon ("DGA"), the Spanish Social Security Authorities and the City Council of Alfajarin (collectively, the "Spanish Taxing Authorities") for which continuation of deferrals were granted as part of the terms of acquisition. In accordance with Spanish law, a casino company must have a minimum capitalization of approximately $1.1 million in order for it to remain solvent and be permitted to continue to conduct business. Because the Spanish casino's capital was below that minimum requirement, the approval of both the Spanish company's Board of Directors, which was received in July 1998, and the Council of Ministers in Spain, which was received in October 1999, were required to permit the recapitalization to proceed. The owner of the remaining 10% of Casino de Zaragoza, S.A. declined to participate in the recapitalization. Under Spanish law, that 10% interest was diluted to zero once the recapitalization was approved by the Council of Ministers. The resulting shareholder distribution was as follows: TWC, 2,403 shares; Jaime De Vaca, a Director of CDZ, one share; and Andrew Tottenham, the former President and Chief Operating Officer of TWC, one share. The single share held by Andrew Tottenham was purchased by TWC in conjunction with the 1998 acquisition of the Spanish company and was transferred to him solely for administrative purposes as required by local Spanish law. The Company has demanded return of this share from Mr. Tottenham as part of the legal proceedings relating to Mr. Tottenham's June 16, 2000 dismissal from the Company (See "—Legal Proceedings.")

        As part of the terms of the April 1998 acquisition of Casino de Zaragoza, S.A., we negotiated an agreement with the local representatives of the DGA to allow the casino to relocate from its present position to the center of downtown Zaragoza, subject to a decree. Instead of a decree, the DGA introduced a law in February 2000, which would allow the casino to relocate upon issuance of a formal approval by the DGA. This law was passed by the local parliament in June 2000, and we petitioned the DGA for permission to relocate the casino.

        In December 2001, as a result of excessive delays by the local Spanish authorities in granting the Spanish company final permission to relocate, together with the business unit's mounting losses, we divested the casino by selling our interest to a local Spanish casino operator, for a net gain of $8.5 million. At the time of this sale, the Spanish casino operated nine gaming tables and 24 slot machines. In addition to its gaming area, its facilities included a 37-room hotel, a bar/restaurant, banquet space, and extensive recreational facilities, including four shooting ranges.

Accounting and Financial Issues

        We have, from time to time, been in technical default of the Indentures and were in default as of June 30, 2002. We have relied upon the forbearance and waivers from a majority interest of the holders of the Notes, Value Partners, Ltd. On February 23, 2001, Value Partners exercised warrants to purchase 5,657,453 shares of our common stock that it held for the $.01 per share exercise price. With the exercise of those warrants, Value Partners holds, as of the date of this prospectus, a controlling 57.5% of our issued and outstanding common stock. Value Partners also owns 66.6% of our long-term debt and owns warrants to purchase 2,600,000 shares of our common stock which, upon exercise, would result in Value Partner's beneficial ownership of common stock equaling 59.6% of our issued and outstanding shares of common stock.

        At June 30, 2002, we had a working capital deficit of $4.6 million and a stockholders' deficit of $12.8 million. Further, in spite of the recent debt conversion initiative, we remain highly leveraged and, from time to time, have been unable to pay our interest and accounts payable obligations when they become due. We were unable to meet our September 2000, March 2001, September 2001, March 2002 and September 2002 interest payments in full (see note 4 of the notes to consolidated financial statements and "Risk Factors"). Waivers and forbearances of default for nonpayment of interest for the September 2001 interest payment have been received from the majority holder of the Notes through the earlier of: (i) ten days subsequent to the receipt of in excess of $5.0 million from any source by TWC or any of its subsidiaries; or (ii) January 1, 2003.

        We have taken several significant steps to improve our financial position, including:

  •
  the December 2001 sale of our under-performing Spanish casino, which reduced our liabilities by 23% ($1.3 million of the net proceeds have been earmarked for investment in a hotel or casino project);

  •
  the March 2002 $4.8 million debt (and related accrued interest) private exchange of our 12% senior secured bonds due December 31, 2005 relating to our closed Louisiana operations to 37,233,234 shares of common stock (hence reducing long-term liabilities by $6.7 million, or 25%) (see notes 4 and 12 of the notes to consolidated financial statements);

  •
  the 2001 expansion of our facility in Znojmo, Czech Republic (from 11 to 21 gaming tables, five of which were added in May 2001 and four of which were added in July 2002);

  •
  the renovation of our casino in Ceska, Czech Republic, which was completed in May 2002; and

  •
  the March 2002 buyout of the Znojmo casino building lease.

Future Operations

        In an effort to improve the product and further differentiate the Ceska casino from its competition, the facility underwent an extensive renovation of its bar/restaurant and gaming areas, which was completed in July 2001. In conjunction with the renovation, a Prohibition era theme was introduced at the casino, which gives the property an identity that is consistent with its American Chance branding. The final stages of the property's renovation, the reception and main entrance areas, were completed in May 2002. Management is also contemplating construction of a VIP lounge area and a covered parking lot for VIPs.

        One of the biggest challenges for Rozvadov is its limited size. The casino has been expanded from nine to 11 gaming tables, which represents the maximum number of tables that its main floor space can accommodate. Management is planning to expand the casino's parking lot by 20 spaces in the fall of 2002 and to relocate its slot operations from the lower level to the main floor.

        In May 2001, the Znojmo facility expanded from 11 to 16 gaming tables and an electro-mechanical roulette table was added in the fall of 2001 and four more tables were added in July 2002. Based on the casino's improved attendance and revenue totals for the year ended December 31, 2001 versus the prior year, the expansion has proven management's strategy to retain existing customers and increase Znojmo's customer base.

        Management is also considering the possibility of adding a fourth business unit in the region and is in the process of evaluating several potential development sites and is reviewing certain European hotel opportunities. Such an addition would allow us to take advantage of our existing infrastructure, thereby benefiting from economies of scale.

        Except as described above, we have no specific arrangements or understandings with respect to the management or acquisition of any gaming facility. There can be no assurance that the Company will manage or acquire any other gaming facilities in the future.

Long Range Objectives

        Our experience in the gaming industry is evidence of the volatile nature of this business. We have suffered significant financial setbacks as a result of unexpected decisions of voters in Louisiana and foreign governmental authorities in Eastern Europe and Spain, which forced the closure of profitable gaming operations and, in the case of Spain, delayed transfer of the casino operation to a potentially more profitable location and, ultimately, prompted its sale. Moreover, it is management's view that our poor past performance, combined with the fact that we are in the gaming industry, the fact that our operations are overseas, and the fact that we are highly leveraged has hampered efforts to secure additional financing for growth in the gaming industry.

        Our senior corporate-level management, some of whose backgrounds are in the hotel industry, have endeavored to rid the Company of unprofitable business units, maximize the potential of the Company's Czech Republic operations, and explore expansion of the Company through the addition of new business units, including hotels. In addition to evaluating expansion opportunities in the Czech

Republic, management is pursuing several potential hotel acquisition projects in the United States, subject to the availability of the necessary financing. Management intends to use the greater part of the net proceeds from the sale of our Spanish casino as investment capital for an expansion project.

        Management's long-term goal is to create two hotel divisions, a Europe-based division and a U.S.-based division, while pursuing conservative expansion of the casino division. Hotel acquisitions will be based on an evaluation of the potential return of projects that arise and the availability of financing to purchase additional assets. Management is hopeful that this strategy will result in growth of the Company to approximately five to ten business units, which, coupled with benefits of debt reduction initiatives, may be enough to provide the Company with a stable cash position. The hotel assets of the Company, however, will likely be an assortment of hotels with varying brand names and classifications.

        Assuming that we are able to achieve cash flow stability, we will seek to establish or develop a signature property and will create a brand name for this prototype hotel, the decor of which will reflect the theme concept of our casinos. Thereafter, we will expand our newly created chain by adding hotels that, and transforming hotels to, conform to the Company's established brand image. Management's long-term goal is to endeavor to expand the Company-owned hotel chain to 40-60 units and to expand its casino division to 10-12 units. There can be no assurances that management's plans and long range objectives will be realized.

Marketing

        We employed a number of marketing strategies in 2001, some of which applied to all business units and some of which were casino specific. In an effort to further recognize and reward VIP players, a reward program, which has Gold and Platinum membership levels that are based on clients' volume of play levels, was introduced in the Company's three Czech Republic casinos. Similar to the eligibility requirements of the program, the program's reward system is based on points that members accumulate according to their volume of play. The prizes given to individual players whose volume of play earn them awards are based on their responses to surveys, which have been designed to gain better understanding of the players' personal interests. The 2001 marketing plans of the casinos were split into internal and external components, and casino management was given responsibility for developing in-house promotions customized to each facility. In addition, a tracking system that gauges the success of promotions in terms of repeat visitation was implemented. Over the course of the year ended December 31, 2001, a number of theme and holiday related parties were held, which, in addition to boosting attendance on the nights of the events, gave the casinos significant media and word of mouth exposure. Some of the party themes included Brazilian dance, Halloween, October fest, Prohibition, and fashion shows.

        In Ceska, which has seen the greatest influx of local area competition of the three properties and has the highest marketing cost of the Company's properties, marketing efforts focused on retaining and increasing the number of regular high volume players. A direct mail campaign, which targeted owners of small-to-midsize business in the region, was launched. In July 2001, Ceska completed an extensive renovation of its gaming area and introduced a Prohibition era theme to the casino in conjunction with the renovation. Further, additional German speaking line and management employees were added to the staff. In short, the marketing strategy for Ceska was to improve the product and service, better recognize the casino's high volume players, and seek to expand the base of larger volume players through marketing campaigns. In the fall of 2002, Ceska launched a marketing campaign designed to penetrate the largely untapped Regensberg, Germany market, which is located approximately 53 miles from the casino. Further, management is considering creation of a private lounge and a covered parking area for VIPs.

        To an even greater degree than Ceska, Rozvadov is dependent upon a core group of gamblers. In 2001, management strove to offer promotions that were designed to appeal to these key clients and to improve the personalized service offered to VIPs. In conjunction with efforts to fulfill the desires of its key clientele, management increased the table limits of the casino in 2001.

        In Znojmo, marketing focused on development of the Vienna market. The Company's billboard, bus, and video wall advertising campaign was continued and expanded. In addition, a large sign was erected along the border road and the lighting and landscaping on the access road to the casino were enhanced. Further, the access road was extended, giving potential clients a secondary ingress to the casino. In 2002, management's plans include further penetration of the Vienna market as well as construction of an employee housing building.

Regulations and Licensing

        During the quarter ended June 30, 1998, the Czech Republic House of Deputies passed an amendment to the gaming law, which restricted foreign ownership of casino licenses. In response thereto, we restructured our subsidiaries and Czech legal entities to comply with the amendment and were subsequently granted a ten-year license. There can be no assurance that the authorities in the Czech Republic will not amend the gaming law as it pertains to foreign ownership of casino licenses. In the event the gaming laws are amended in the future, it may have a material adverse effect on our future profitability and operations. Further, there has been increased competition in the areas where the Company operates because local municipalities no longer have control over the issuance of casino licenses, thereby effectively eliminating exclusivity.

Application of Future or Additional Regulatory Requirements

        In the future, we intend to seek the necessary licenses, approvals and findings of suitability for the Company and its personnel in other jurisdictions; however, there can be no assurance that such licenses, approvals or findings of suitability will be obtained or will not be revoked, suspended or conditioned or that we will be able to obtain the necessary approvals for its future activities. If a license, approval or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary license or finding of suitability, we may be prohibited from owning or operating gaming establishments in that jurisdiction.

Gaming Taxes

        Gaming tax rates in the Czech Republic, which were revised by the local Ministry of Finance, in June of 2001, averaged approximately 16.7% of total gaming revenues for the year ended December 31, 2001 and currently consist of gaming taxes of 11% of total gaming revenue, charity taxes of 10% of total gaming revenue net of gaming taxes, and 6% of slot revenue net of slot licensing fees. There can be no assurances that tax rates, fees, or other payments applicable to our gaming operations will not be increased in the future.

Competition

        Our operations in the Czech Republic compete with a number of local and foreign casinos. The Ceska unit competes with four casinos in the immediate vicinity and two additional casinos in the greater region, one of which is located in Germany. The Rozvadov casino competes with one casino in the local area and four other casinos in the greater region, one of which is located in Germany. The Znojmo casino faces competition from three local casinos, none of which is located in the duty free zone, as is our facility.

Employees

        As of June 30, 2002, the Company had a total of 391 employees, including 135 in its casino in Ceska, 88 in its casino in Rozvadov, 153 in its casino in Znojmo, 11 in its regional office in the Czech

Republic, and four in the Company's headquarters in New York. The Company believes that its employee relations are excellent.

Legal Proceedings

        Former President and Chief Operating Officer.    On October 6, 2000, our former President and Chief Operating Officer, Andrew Tottenham, commenced an action against us in the United States District Court for the Southern District of New York (Case No. 00-CIV-9697). The former President seeks to recover a minimum of $1.3 million and other unspecified amounts in damages for alleged wrongful conduct, primarily in connection with his separation of employment from the Company. In July 2001, we commenced an action in Spanish court against Mr. Tottenham claiming ownership and demanding the return of one share of stock relating to our Spanish casino that was transferred to him for administrative purposes in conjunction with our April 1998 acquisition of the Spanish casino. In October 2001, our former President filed a suit in Spanish court against us applying for the annulment of the recapitalization of the Spanish casino agreed in September 2000 and executed in April 2001, and claiming for his right as holder and alleged owner of one share of the Spanish casino to subscribe and pay all of the shares subscribed and paid by us.

        In August 2002, a settlement conference was held on the above matters. In that conference, a binding oral settlement before the court was reached between the parties, the terms of which included monetary compensation payable to Mr. Tottenham in exchange for his agreement to return the disputed CDZ share to us and to dismiss all litigation against the Company and its representatives in the United States and Spain, as discussed herein. See Note 6 to the consolidated financial statements included as a part of this prospectus.

        Choice Capital Corporation.    In October 2001, we filed a "Complaint for Damages" against Choice Capital Corporation, a/k/a Choice International Corporation and Jude Onukuwa in the Superior Court of Fulton County, Georgia (Case No. CV43682). We seek to recover payments made to Choice in connection with a potential financing deal that Choice did not consummate and interest, attorney fees, damages for lost profits, and punitive damages. In November 2001, Choice answered to the complaint, denying the material allegations of the complaint. Further, Choice's response included a counterclaim against the Company, which seeks punitive damages of $1.2 million for lost commissions related to the unconsummated deal. Discovery is currently ongoing. Based on advice of our counsel,we believe that we have meritorious positions in this case and intend to pursue our claims and defend against Choice's counterclaims vigorously. Accordingly, no provision for liability to the Company that may result upon adjudication has been made in the accompanying consolidated financial statements.

        The Company is not currently involved in any other material legal proceeding nor was it involved in any other material litigation for the six months ended June 30, 2002.

Properties

        We lease a 5,000 square foot casino facility in Ceska at a rent of approximately $1,400 per month. The casino building lease expires in 2010. We also lease a hotel from a local bank in nearby Krasnahorska for staff accommodations at the rate of approximately $1,800 per month. In Rozvadov, we own the casino building and an adjacent facility for staff accommodations. We also own approximately ten acres of land near Znojmo, close to the border in Austria, on which we have constructed and operate a casino. We negotiated an agreement with a local building contractor who financed and built a 5,000 square foot casino facility and leased it to us under the terms of a ten-year lease for approximately $27,000 per month. In March 2002, we exercised our right to purchase the Znojmo building lease. The building lease buyout, the cost of which was approximately $1.4 million, was financed by a loan from a local Czech Republic bank. The bank note, which is payable in monthly installments through December 2006, bears interest at 6.2% per annum and is collateralized by the Znojmo casino building, our Rozvadov casino and employee housing building, and other of our land in Folmava, Czech Republic.

MANAGEMENT

        The table below sets forth information about our directors and executive officers.

Name	Age	Position With Company
Rami S. Ramadan	53	Director, President, Chief Executive Officer and Chief Financial Officer
Julio E. Heurtematte, Jr.	67	Director
Malcolm M.B. Sterrett	60	Director
Geoffrey B. Baker	53	Director

        Rami S. Ramadan, 53, has served as President of the Company since August 2000, as Chief Executive Officer and Chief Financial Officer since July 1999 and was appointed as a director in August 1999. His most recent prior position was as Executive Vice President of Finance for the Ian Schrager Hotels from November 1997 to July 1999. Prior to that, Mr. Ramadan held senior financial positions with Hyatt Hotels from January 1994 to November 1997, Euro Disney from October 1990 to December 1993 and Meridien Hotels from September 1975 to September 1990.

        Julio E. Heurtematte, Jr., 67, currently is a private consultant, specializing in international projects, trade and investments and has acted in such capacity since 1989. From 1963 to 1989, Mr. Heurtematte served with the Inter-American Development Bank in several capacities, most recently as its Deputy Manager for Project Analysis. He has served as a director of the Company since 1998.

        Malcolm M. B. Sterrett, 60, is a private investor. From 1989 to 1993, he was a partner at the law firm of Pepper Hamilton & Scheetz, Washington, D.C. From 1988 to 1989, he served as General Counsel to the U.S. Department of Health and Human Services and from 1982 to 1988, he was a Commissioner on the U.S. Interstate Commerce Commission. Prior thereto, he was Vice President and General Counsel to the United States Railway Association and served as Staff Director and Counsel to the U.S. Senate Committee on Commerce, Science and Transportation. Mr. Sterrett has served as a director of the Company since 1998.

        Geoffrey B. Baker, 53, is a private investor. From 1983 to the present, Mr. Baker has been a member of the private investment firm, Baker & Donaldson. From 1977 to 1982, he was Legislative Director to U.S. Senator Lowell P. Weicker, Jr. and, from 1975 to 1977, he served on the Senate Committee on Commerce as a minority staff member for surface transportation. Mr. Baker has served as a director of the Company since 1998.

BENEFICIAL OWNERSHIP OF COMMON STOCK
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of our common stock as of                        , 2002, unless otherwise noted, (a) by each stockholder who is known by us to own beneficially more than 5.0% of the outstanding common stock, (b) by each director, (c) by each executive officer named above and by all executive officers and directors as a group. Unless otherwise noted, each of the stockholders listed in the table or included within a group listed in the table possesses sole voting and investment power with respect to the shares indicated subject to community property laws where applicable. The business address for each director and officer of the Company is 545 Fifth Avenue, Suite 940, New York, New York 10017.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Ownership(1)
Value Partners, Ltd.(2)	31,528,286	59.6%
Anasazi Partners Limited Partnership(3)	10,859,722	21.1%
Christopher P. Baker(4)	3,212,676	6.4%
Rami S. Ramadan(5)	450,000	*
Julio E. Heurtematte, Jr.(6)	79,191	*
Malcolm M.B. Sterrett(7)	79,191	*
Geoffrey B. Baker(8)	75,191	*
All directors and the executive officer as a group (4 persons)(9)	683,573	1.3%

*
Less than 1%.

(1)
The percentage of outstanding shares is based on 50,328,175 shares outstanding as of                        , 2002 and, for certain individuals and entities, on reports filed with the SEC or on information provided directly to the Company by such individuals or entities. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from                         , 2002 upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) are exercisable within 60 days from                        , 2002 have been exercised. Included are shares of common stock issuable upon the exercise of options or warrants to purchase the Company's common stock.

(2)
Value Partners, Ltd. is a Texas limited partnership, whose business address is 4514 Cole Avenue, Suite 808, Dallas, Texas 75205. Includes 28,928,286 shares of common stock; warrants to purchase: 600,000 shares of common stock at an exercise price of $1.00, expiring December 31, 2005 and 2,000,000 shares of common stock at an exercise price of $1.50 per share, expiring December 31, 2005.

(3)
Anasazi Partners, Ltd. is a Massachusetts limited partnership whose business address is 303 Congress Street, Suite 301, Boston, Massachusetts 02210. Includes 9,776,389 shares of common stock; warrants to purchase 250,000 shares of common stock at an exercise price of $1.00 per share, expiring December 31, 2005; and 833,333 shares of common stock at an exercise price of $1.50 per share, expiring December 31, 2005).

(4)
The business address for Christopher P. Baker is 303 Congress Street, Suite 301, Boston, Massachusetts 02210. Includes: 3,169,343 shares of common stock of which Mr. Christopher P. Baker, President of C.P. Baker & Co., is the record holder; warrants to purchase 10,000 shares of common stock at an exercise price of $1.00, expiring December 31, 2005; and warrants to purchase 33,333 shares of common stock at an exercise price of $1.50, expiring on December 31, 2005.

(5)
Consists of shares subject to incentive options granted to Mr. Ramadan on July 12, 1999, 2000, 2001 and 2002, all of which were fully vested on the date of grant.

(6)
Includes warrants to purchase 41,691 shares of common stock at an exercise price of $.01 per share expiring March 31, 2008; 1,000 shares of common stock subject to non-qualified options granted to Mr. Heurtematte under the 1998 Plan at the end of each calendar quarter ended June 30, 1998 through December 31, 1998 and 2,000 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each calendar quarter ended March 31, 1999 through June 30, 2000, and 2,500 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each calendar quarter ended September 30, 2000 through September 30, 2002, all of which were fully vested on the dates of grant. Mr. Heurtematte owns Notes having a principal amount of $100,000. He has indicated that he intends to tender his Notes for shares of common stock in the note exchange offer.

(7)
Includes warrants to purchase 41,691 shares of common stock at an exercise price of $.01 per share expiring March 31, 2008; 1,000 shares of common stock subject to non-qualified options granted to Mr. Sterrett under the 1998 Plan at the end of each calendar quarter ended June 30, 1998 through December 31, 1998 and 2,000 shares of common stock, subject to non-qualified options, granted under the 1999 Director Plan at the end of each calendar quarter ended since March 31, 1999 through June 30, 2000, and 2,500 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each calendar quarter ended September 30, 2000 through September 30, 2002, all of which were fully vested on the dates of grant. Mr. Sterrett owns Notes having a principal amount of $100,000. He has indicated that he intends to tender his Notes for shares of common stock in the note exchange offer.

(8)
Includes warrants to purchase 41,691 shares of common stock at an exercise price of $.01 per share expiring March 31, 2008; 1,000 shares of common stock subject to non-qualified options granted to Mr. Baker under the 1993 Plan at December 31, 1998, 2,000 shares of common stock, subject to non-qualified options, granted under the 1999 Director Plan for the calendar quarter ended March 31, 1999 and 2,000 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each quarter ended since September 31, 1999 through June 30, 2000, and 2,500 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each calendar quarter ended September 30, 2000 through September 30, 2002, all of which were fully vested on the dates of grant. Mr Baker owns Notes having a principal amount of $100,000. He has indicated that he intends to tender his Notes for shares of common stock in the note exchange offer.

(9)
See Notes (5), (6), (7) and (8) above.

CERTAIN TRANSACTIONS

        On March 31, 1998, with the assistance of Libra Investments, Inc., Los Angeles, California, acting as placement agent, we borrowed $17.0 million from fourteen sophisticated, accredited investors in a private placement. The loan is represented by the Notes that were issued pursuant to the Indentures by and among TWC, TWGI, and TWGF and U.S. Trust Company of Texas, N.A., which has been replaced by The Bank of New York Trust Company of Florida, N.A., acting as Indenture trustee. The Indentures were amended on October 29, 1998 in connection with the restructuring of our ownership of Resorts as a result of the change in the Czech gaming law, which restricted foreign ownership of Czech casinos. The amendment did not alter the underlying basis of the Notes. The Notes require mandatory prepayments based upon excess cash flow generated by TWGI from the operation of the Czech casinos acquired in the Resorts acquisition and bear interest at the rate of 12% per year. The proceeds of the Notes were used to pay the net acquisition costs of, and improvements to, Resorts totaling $12.6 million, to repay a loan in the amount of $1.3 million, to cover costs and expenses of $1.4 million relating to the private placement and to provide working capital of $1.7 million.

        On October 15, 1999, we borrowed $3.0 million ($2.7 million from Value Partners) in a private placement. The loan is represented by the Notes issued in October 1999 pursuant to indentures the terms of which are substantially similar to the prior indentures. In addition, each investor in the October 1999 Notes received a proportionate share of warrants to purchase 1,251,000 shares of our common stock. The proceeds of the October 1999 Notes were used to retire a $1.0 million short-term debt obligation related to the acquisition of the Spanish casino, to make an interest payment of approximately $250,000 on said debt, and to finance the equipment, working capital, and pre-opening costs associated with the opening of a third casino in the Czech Republic on land that had been previously purchased. That casino, located near Znojmo, opened on December 22, 1999.

        We were unable to fully meet its September 2000, March 2001, September 2001, March 2002 and September 2002 interest payments related to the Notes. Waivers of default and forebearance have been received from the majority holder of the Notes through the earlier of: (i) ten days subsequent to the receipt of in excess of $5.0 million from any source by TWC or any of its subsidiaries; or (ii) January 1, 2003.

        We have, from time to time, been in technical default of the Indentures and have relied upon the forbearance and waivers from a majority interest of the holders of the Notes, Value Partners. We have borrowed other amounts from Value Partners from time to time (some of which have been in technical default for which forbearance or waivers have been granted) and may seek to borrow additional funds or obtain equity investments from Value Partners in the future. On February 23, 2001, Value Partners exercised warrants representing 5,657,453 shares of our common stock for the $0.01 exercise price. With the exercise of those warrants, Value Partners holds, as of the date of this prospectus, a controlling 57.5% of our issued and outstanding common stock. In addition to these holdings, Value Partners owns 66.6% of our long-term debt, owns warrants exercisable for 2,600,000 shares of common stock, and holds other warrants to acquire up to 23,270,833 additional shares of common stock. Upon the exercise of such warrants, Value Partners' holdings would equal in excess of 59.6% of the issued and outstanding shares of our common stock.

        We have negotiated the terms of the note exchange offer with Value Partners and certain of the other Noteholders. Value Partners has agreed not to disclose our proprietary information and not to trade in our securities while in possession of non-public information about the Company.

DESCRIPTION OF THE NOTES

        The Notes were issued pursuant to the Indentures which were supplemented on October 29, 1998, October 15, 1999 and September 10, 2001. The following summarizes the material financial terms of the Notes and the Indentures, but does not purport to be complete and are subject to, and qualified in its entirety by reference to all of the provisions of the Notes and the Indentures, including the definitions therein of certain terms and those terms made a part of the Indentures by the Trust Indenture Act of 1939. Whenever particular provisions or defined terms of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference. We have previously filed a copy of the Indentures as an exhibit to our Form 10-K for the year ended December 31, 2001. See "Where You Can Find More Information." Upon timely request, we will provide to any Noteholder a copy of the Indentures and the Notes. All such requests must be made by                        , 2002 to allow sufficient time for delivery.

        Principal Amount.    The aggregate principal amount of the Notes is $20.0 million.

        Interest.    Simple interest accrues on the unpaid principal amount at the rate of 12% per year, payable semi-annually on March 17 and September 17 based on a 360 day year consisting of 12 thirty day months.

        Maturity.    The full principal amount and all accrued and unpaid interest is due and payable to the Noteholders on March 17, 2005.

        Mandatory Prepayments.    We are required to prepay the principal amount of the Notes to the extent we receive "excess cash flow," which represents TWGI's consolidated net income for any six month period as determined pursuant to generally accepted accounting principles, as adjusted in accordance with the terms of the Indentures. We have never obtained any excess cash flow under the Notes, except for $1.6 million received from the sale of our Spanish casino which, according to the terms of the Indentures and the subsequent waiver of the holder of the majority of principal amount of the Notes, allowed for the net proceeds to be allocated to reinvestment.

        Redemption by the Company.    We can redeem the Notes at par plus accrued and unpaid interest at any time or from time to time.

        Certain Restrictions.    The Indentures provide for substantial restrictions on our operations, some of which may be waived only by all Noteholders and some by not less than 50% in aggregate outstanding principal amount of the Notes. These restrictions include:

  •
  Neither TWGI nor any of its subsidiaries may incur additional debt, with certain exceptions;

  •
  Neither TWGI nor any of its subsidiaries may issue any additional capital stock;

  •
  Neither TWGI nor any of its subsidiaries can make any asset sales unless fair value is received and at least 85% of the consideration received is in cash;

  •
  Neither TWC nor any of its subsidiaries will make a "restricted payment," which includes any dividend on, or redemption or purchase of, our capital stock;

  •
  Neither TWGI nor any of its subsidiaries are permitted to make any defined investments;

  •
  Neither TWGI nor any of its subsidiaries are permitted to create or incur any liens on their respective properties;

  •
  Neither TWGI nor any of its subsidiaries may engage in a sale and leaseback transaction except under certain circumstances;

  •
  All non-U.S. operations must be operated through TWGI; and,

  •
  We cannot merge or sell all of our assets without the prior written consent of all of the Noteholders.

        Security.    The repayment of the Notes is collateralized by substantially all of our assets and the assets of all of our subsidiaries, including the stock of our subsidiaries.

        Change of Control.    If we were to be subject to a change in control (i.e., any change in the ownership of 35% or more of our outstanding common stock to any person or group), then we must repurchase, at the Noteholders' option all, or a portion, of their Notes at par plus accrued and unpaid interest.

        Ranking.    The Notes are senior in right of payment to all other negotiated debt of TWC and its subsidiaries and is senior to the holders of our common stock in the event of our liquidation.

        Indenture Trustee.    The Indenture Trustee is The Bank of New York Trust Company of Florida, N.A. (as successor in interest by merger of U.S. Trust Company of Texas, N.A.)

        Default.    An event of default includes:

  •
  our failure to pay any installment of interest when it becomes due and such failure has continued for 15 days;

  •
  our failure to pay any principal when it becomes due at maturity;

  •
  our failure to perform any covenant required by the Indentures or any agreement we have entered into relating to this debt for 15 days after we have received written notice of our failure;

  •
  our default under any other debt obligation where our failure to pay due principal or interest exceeds $300,000 or where any other debt is accelerated as a result of our default;

  •
  our failure to pay any final judgment against us which is more than $300,000;

  •
  our entry into an involuntary bankruptcy proceeding or any proceeding which orders the winding up or liquidation of our affairs;

  •
  our entry into a voluntary proceeding in bankruptcy;

  •
  our loss of our gambling license or the loss of our right to operate a gaming establishment in the Czech Republic;

  •
  the indictment of any of our officers or key employees;

  •
  fraud by any of our officers or key employees;

  •
  if we do not, or are unable to, pay our debts as they become due;

  •
  any event which, in the reasonable judgment of a majority in interest of the Noteholders, has a material adverse effect on our condition, operations, prospects or properties (financial or otherwise);

  •
  any event within one year which causes or may cause a reduction in the value of the collateral securing the Notes by more than $300,000; or

  •
  if all or any part of the collateral is further encumbered or made subject to any other security interest.

        We have been in default under the Indentures from time to time and have received waivers and/or forbearances from our Noteholders of certain of such defaults. We have not paid the interest on our Notes which was due March 17, 2002 and September 17, 2002, which defaults have been waived through January 1, 2003. Accordingly, there can be no assurance that we will be able to obtain future waivers if they become necessary, that one or more Noteholders will not declare us to be in default or that we will not incur further events of default in the future. See "Risk Factors—We are currently in default under our Indentures."

        If we are determined to be in default and such default is not waived, the full amount of the principal and accrued and unpaid interest will become immediately due and payable and the Indenture Trustee will have the power and authority to collect payment, whether by the liquidation of the collateral or otherwise.

        Prior to the closing of the note exchange, we are asking our tendering Noteholders (including Value Partners) to execute a Fourth Supplemental Trust Indenture which will eliminate most of the restrictions set forth above. Value Partners has indicated to us that it intends to execute the Fourth Supplemental Trust Indenture which will be sufficient for it to become effective.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        We are authorized to issue up to 100,000,000 shares of common stock. At October 31, 2002, there were 50,328,175 shares outstanding and approximately 89 holders of record of our common stock.

        Holders of common stock are entitled to receive such dividends as are declared by our Board of Directors out of funds legally available for the payment of dividends. We are currently restricted by the Indentures from paying dividends on our common stock. In addition, even if the note exchange offer is successful, we currently expect to retain any earnings to finance the development of our business. Accordingly, we do not anticipate payment of any dividends on the common stock for the foreseeable future. In the event of any liquidation, dissolution or winding-up of the Company, the holders of common stock will be entitled to receive a pro rata share of our net assets remaining after payment or provision for payment of the debts and other liabilities of the Company and the distribution of our assets to those security holders having a preference over the common stock.

        Holders of common stock are entitled to one vote per share in all matters to be voted upon by shareholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors. Holders of common stock have no preemptive rights to subscribe for or to purchase any additional shares of common stock or other obligations convertible into shares of common stock which we may hereafter issue.

        All of the outstanding shares of common stock, including the Shares offered hereby, are, or assuming that the stockholders of TWC approve the increase in the authorized number of shares at the special meeting, upon the issuance of such shares in exchange for the Notes will be, fully paid and non-assessable.

Nevada Corporation Law

        We are governed by the provisions of Chapter 78 of the Nevada General Corporation Law, including without limitation, Sections 78.378 through 78.3793 and 78.411 through 78.444 of the Nevada corporation law. Section 78.379 provides that an acquiring person shall obtain only such rights in acquired control shares as are conferred by a resolution of the shareholders of a corporation. Generally, this section applies to the acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, enable the acquiring person to exercise 20% or more of all the voting power of the corporation in the election of directors. In general, Section 78.438 prohibits a resident domestic Nevada corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within three years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

Indemnification and Waiver of Director Liability

        The Nevada corporation law provides that a company may indemnify its officers, directors and employees for liability arising out of certain actions. We have included in our Bylaws a provision to indemnify or directors and officers to the fullest extent permitted by Nevada law. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to such indemnification provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We have adopted in our Articles of Incorporation a provision which eliminates personal liability of our directors to the fullest extent permitted by the Nevada General Corporation Law. Such provision eliminates the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to the Company, liability for acts or omission involving intentional misconduct, fraud or a knowing violation of law, liability based on payments of improper dividends, and liability for acts occurring prior to the date such provision was added.

Reserved Shares

        As of                        , 2002, we have reserved up to (i) 5,298,163 shares of common stock for issuance upon exercise of the previously issued warrants, all of which are currently exercisable; and (ii) 610,000 shares for issuance under our 1998 employee stock option plan and 1999 director stock option plan, of which options to purchase 108,500 shares have been granted and are currently exercisable.

Preferred Stock

        We are authorized to issue an aggregate of 4,000,000 shares of preferred stock, $0.001 par value. There are currently no shares of preferred stock outstanding. The preferred stock may be issued in series from time to time with such designations, rights, preferences and limitations, including but not limited to voting rights, dividend rates and conversion features, as the Board of Directors may determine. Accordingly, preferred stock may be issued having voting rights, dividend and liquidation preferences over the common stock without the consent of the common stockholders. In addition, the ability of the Board to issue preferred stock also could be used by us as a means of resisting a change of control of the Company and, therefore, could be considered an "anti-takeover" device. The Company's Board of Directors has no current plans to issue any preferred stock.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004.

DESCRIPTION OF THE REPLACEMENT NOTES

General

        The replacement notes will be issued to those Noteholders who tender their Notes but do not agree to accept common stock in the note exchange. The replacement notes will not be subject to any indenture. A copy of the form of the replacement notes is filed as an exhibit to the Registration Statement of which this prospectus is a part. See "Where You Can Find More Information." Upon timely request, we will provide to any Noteholder a copy of the replacement note free of charge. All such requests must be made by                        , 2002 to allow sufficient time for delivery. The following summarizes the material financial terms of the replacement notes but does not purport to be complete and is subject to and qualified in its entirety by reference to the replacement notes.

        Principal Amount.    The aggregate principal amount of the replacement notes will not be known until the expiration of the note exchange offer. We are urging Noteholders to tender their Notes in exchange for common stock. We will issue the replacement notes only to those Noteholders who refuse to tender their Notes in exchange for our common stock. We are offering the replacement notes so that we can exchange all outstanding Notes and terminate the Indentures. If the Indentures are terminated, the restrictive covenants included therein will cease to exist and we will have significant operational freedom. In addition, upon the termination of the Indentures, the collateral securing the repayment of the Notes will be released and we will then be able to pledge the shares we own of TWGI and other of our assets in order to be better able to obtain outside financing.

        Interest.    The replacement notes will bear simple interest at the rate of 6% for the first three years, 9.3% for year four and 10% for years five through seven. Interest will be payable annually beginning on the date which is the anniversary of the issue date for the first three years except that one half of the interest payable for that period will be accrued and payable at maturity. Thereafter, all interest will accrue and be payable annually on the anniversary of the issue date.

        Maturity.    The replacement notes will mature seven years after the date of their issue.

        Redemption by the Holder.    The holder will not be permitted to require that we redeem the replacement notes prior to the maturity date.

        Redemption by the Company.    We may redeem the replacement notes at any time after issue, in whole or in part, from time to time without penalty or premium at par and upon payment of all accrued and unpaid interest.

        Form and Transfer.    The replacement notes will be issued in registered form in any denomination. The replacement notes will be transferable by the holder only in compliance with applicable federal and state securities laws.

        Place and Method of Payment.    Principal and interest will be paid by us by check to the registered holder of the replacement note and mailed to the latest address set forth on the replacement note register.

        Subordination.    The replacement notes will be junior in right of payment to the interest notes. We expect to incur, from time to time after the note exchange, additional borrowings from financial institutions such as banks, insurance companies, pension funds and other institutional lenders. Upon such lender's request, the replacement notes shall be subordinated in right of payment to the prior payment in full of the principal of (and premiums, if any) and interest on that future senior debt.    Upon any payment or distribution of our assets to creditors on any dissolution, winding up, total or partial liquidation, reorganization or readjustment of the Company, whether voluntary or involuntary, or in a bankruptcy, insolvency, receivership or other proceeding, all principal of (and premiums, if any) and interest due upon all senior debt must be paid in full before the holders of the replacement notes will be paid or receive a distribution.

        Modification.    Any replacement note may be modified by an agreement in writing signed by the Company and the holder of such note.

        Security.    The replacement notes will not be secured.

        Events Of Default, Notice and Waiver.    Under the replacement notes, an event of default, if not cured within 30 days after written notice, is defined as being:

  •
  the Company fails to pay any interest payment on any interest payment date;

  •
  the Company fails to pay the principal amount of the replacement note or the accrued and unpaid interest and accrued and unpaid expenses, if any, of the replacement note on its maturity date; or

  •
  the Company incurs an event of default under any of its senior debt which is not timely cured;

  •
  the Company admits its inability to pay its debts as they mature or makes a general assignment for the benefit of any of its creditors;

  •
  the commencement of certain proceedings in bankruptcy or for reorganization of the Company which are not dismissed within 30 days of their commencement;

  •
  a receiver or trustee is appointed for the Company or for any substantial part of its assets, or any proceedings is instituted for the dissolution or the liquidation of the Company, and such action is not discharged within 30 days of their appointment or commencement, as applicable; or

  •
  the Company discontinues its business or materially changes the nature of its business.

        A default under one replacement note will not result in a default under any other replacement note or under the interest notes, and a default under the interest notes will not result in a default under the replacement notes.

        No Personal Liability of Directors, Officers, Employees and Shareholders.    No director, officer, employee, incorporator or shareholder of the Company, as such, shall have any liability for any of our obligations under the replacement notes or for any claim based on, in respect to, or by reason of, such obligations or their creation. Each holder of the replacement notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the replacement notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

        Governing Law.    The replacement notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

DESCRIPTION OF THE INTEREST NOTES

General

        The interest notes will be issued to certain of those Noteholders who tender their Notes and will be used by us to pay accrued and unpaid interest on the Notes in an aggregate amount of approximately $2.1 million. Under the Agreement, all other past due and unpaid interest and unpaid penalties incurred by us under the Notes will be forgiven and cancelled by the Noteholders. The interest notes will not be subject to any indenture. A copy of the form of the interest notes is filed as an exhibit to the Registration Statement of which this prospectus is a part. See "Where You Can Find More Information." Upon timely request, we will provide to any Noteholder a copy of the form of the interest note free of charge. All such requests must be made by                         , 2002 to allow sufficient time for delivery. The following summarizes the material financial terms of the interest notes but does not purport to be complete and is subject to and qualified in its entirety by reference to the interest notes.

        Principal Amount.    The aggregate principal amount of the interest notes will be approximately $2.5 million. This amount represents the amount of the accrued but unpaid interest on the Notes from March 18, 2000 through September 17, 2001 that we have not paid to certain of our Noteholders, primarily Value Partners. All Noteholders who sign the Agreement will agree to waive, forgive, forego and cancel all other accrued and unpaid interest and penalties we have incurred under the Notes from their date of issue to the closing date of the note exchange offer.

        Interest.    The interest notes will provide for monthly payments of principal and interest in an amount sufficient to fully amortize the principal of the note over three years. The interest notes will bear a simple rate of interest of 8% per year from the date of their issuance. Interest and principal will be payable monthly beginning on the date which is one month from the date of issue.

        Maturity.    The interest notes will mature 36 months after the date of their issue.

        Redemption by the Holder.    The holder will not be permitted to require that we redeem the interest notes prior to the maturity date.

        Redemption by the Company.    We may redeem the interest notes at any time after issue, in whole or in part, from time to time at par without penalty and upon payment of all accrued and unpaid interest.

        Form and Transfer.    The interest notes will be issued in registered form in any denomination. The interest notes will be transferable by the holder only in compliance with applicable federal and state securities laws.

        Place and Method of Payment.    Principal and interest will be paid by us by check to the registered holder of the interest note and mailed to the latest holder's address set forth on the interest note register.

        Subordination.    The interest notes will be senior in right of payment to the replacement notes. We expect to incur, from time to time after the note exchange, additional borrowings from financial institutions such as banks, insurance companies, pension funds and other institutional lenders. Upon such lender's request, the interest notes will be subordinated in right of payment to the prior payment in full of the principal of (and premiums, if any) and interest on all of that senior debt.    Upon any payment or distribution of our assets to creditors on any dissolution, winding up, total or partial liquidation, reorganization or readjustment of the Company, whether voluntary or involuntary, or in a bankruptcy, insolvency, receivership or other proceeding all principal of (and premiums, if any) and interest due upon all senior debt must be paid in full before the holders of the interest notes will be paid or receive a distribution.

        Modification.    Any interest note may be modified by an agreement in writing signed by the Company and the holder of such note.

        Security.    The interest notes will not be secured.

        Events Of Default, Notice and Waiver.    Under the interest notes, an event of default, if not cured within 30 days after written notice, is defined as being:

  •
  the Company fails to pay the principal amount of the interest note or the accrued and unpaid interest and accrued and unpaid expenses, if any, of the interest note on any payment date or its maturity date; or

  •
  the Company incurs an event of default under any of its senior debt which is not timely cured;

  •
  the Company admits its inability to pay its debts as they mature or makes a general assignment for the benefit of any of its creditors;

  •
  the commencement of certain proceedings in bankruptcy or for reorganization of the Company which are not dismissed within 30 days of their commencement;

  •
  a receiver or trustee is appointed for the Company or for any substantial part of its assets, or any proceedings is instituted for the dissolution or the liquidation of the Company, and such action is not discharged within 30 days of their appointment or commencement, as applicable; or

  •
  the Company discontinues its business or materially changes the nature of its business.

        A default under one interest note will not result in a default under any other interest note or under the replacement notes and a default under the replacement notes will not result in a default under the interest notes.

        No Personal Liability of Directors, Officers, Employees and Shareholders.    No director, officer, employee, incorporator or shareholder of the Company, as such, shall have any liability for any of our obligations under the interest notes or for any claim based on, in respect to, or by reason of, such obligations or their creation. Each holder of the interest notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the interest notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

        Governing Law.    The interest notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

PLAN OF DISTRIBUTION

        We intend to distribute the common stock or the replacement notes in the note exchange offer. The exchange agent will issue, against our instructions, shares of common stock, or the replacement notes, only after we have accepted properly tendered Notes, together with the letter of transmittal and all other documents required to be submitted.

        Each broker-dealer that receives common stock for its own account pursuant to the note exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the common stock. Broker-dealers may use this prospectus, as its may be amended or supplemented from time to time, in connection with the resale of common stock received in exchange for the Notes where the broker-dealer acquired the Notes as a result of market-making activities or other trading activities. To the extent a broker-dealer participates in the note exchange offer and so notifies us, we have agreed to make this prospectus, as amended or supplemented, available to the broker-dealer for use in connection with any such resale. We will promptly send additional copies of this prospectus and any amendment or supplement to any broker-dealer that requests the documents in the letter of transmittal.

        We will not receive any proceeds from any sale of the common stock by broker-dealers or any other persons. Broker-dealers may sell common stock received by them for their own account pursuant to the note exchange offer from time to time in one or more transactions:

  •
  in the over-the-counter market;

  •
  in negotiated transactions; or

  •
  through a combination of the above methods of resale,

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell the common stock directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the common stock. Any broker-dealer that resells common stock that was received by it for its own account pursuant to the note exchange offer and any broker or dealer that participates in a distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of common stock and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        By its acceptance of the note exchange offer, any broker-dealer that receives common stock pursuant to the note exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of the common stock. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which:

  •
  makes any statement in the prospectus untrue in any material respect;

  •
  requires the making of any changes in the prospectus to make the statements in the prospectus not misleading; or

  •
  may impose upon us disclosure obligations that may have a material adverse effect on us,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer. We currently believe that no broker-dealer will receive our common stock or the replacement notes in the note exchange for its own account.

        We have agreed to pay all expenses incident to the note exchange offer. We estimate that the expenses that we will incur in the note exchange offer to be approximately $275,000, which includes the fees and expenses of the exchange agent, registration fees, accounting, legal (including the legal fees of Value Partners), appraisal, printing and related fees and expenses.

        The note exchange offer is being made solely by this prospectus, the related letter of transmittal and the Agreement and is being made to all Noteholders. We are not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of the Notes pursuant thereto, we will make a good faith effort to comply with any such state statute. If, after such good faith effort, we cannot comply with any such state statute, the offer will not be made to (nor will tenders be accepted from or on behalf of) the Noteholders in such state. No offer will be made in any jurisdiction where the securities, "blue sky" or other laws require the offer to be made by a licensed broker or dealer.

        No person has been authorized to give any information or make any representation on our behalf not contained in this prospectus or in the letter of transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

LEGAL MATTERS

        The validity of the TWC common stock to be delivered to the Noteholders in connection with the note exchange offer will be passed upon by Elias, Matz, Tiernan & Herrick L.L.P., special counsel to TWC.

        Certain legal matters in connection with the federal income tax consequences of the note exchange offer will be passed upon for TWC by Elias, Matz, Tiernan & Herrick L.L.P., special counsel to TWC.

EXPERTS

        The consolidated financial statements of TWC and its subsidiaries as of December 31, 2001 and for each of the years in the two year period ended December 31, 2001 have been included herein in reliance on the report of Rothstein Kass & Company, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

TRANS WORLD CORPORATION
545 Fifth Avenue, Suite 940
New York, New York 10017
(212) 983-3355

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held on December 23, 2002

        NOTICE IS HEREBY GIVEN that the Special Meeting of Stockholders ("Special Meeting") of Trans World Corporation (the "Company") will be held at the executive offices of the Company located at 545 Fifth Avenue, Suite 940, New York, New York on Tuesday, December 23, 2002 at 10:00 a.m., New York City time. At the meeting, the holders of the Company's common stock will act on the following matters, all of which are more completely set forth in the accompanying Proxy Statement and further described in the preceding prospectus:

  (1)
  To amend the Company's Articles of Incorporation, as amended, to increase the number of authorized shares of capital stock of the Company from 104,000,000 to 954,000,000, of which 4,000,000 shares, each having a par value of $.001 per share, shall be designated "Preferred Stock," and 950,000,000 shares, each having a par value of $.001 per share, shall be designated "Common Stock,"

  (2)
  To vote on a proposal to approve an adjournment of the Special Meeting to another date and/or place for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the Special Meeting to approve proposal (1), above; and

  (3)
  To transact such other business as may properly come before the meeting or any adjournment or postponement thereof. Except with respect to the procedural matters incident to the conduct of the Special Meeting, management is not aware of any other such business.

        The Board of Directors has fixed                        , 2002 as the voting record date for the determination of the holders of the Company's common stock entitled to notice of and to vote at the Special Meeting. Only those stockholders of record as of the close of business on that date will be entitled to vote at the Special Meeting.

BY ORDER OF THE BOARD OF DIRECTORS
Rami S. Ramadan President, Chief Executive Officer and Chief Financial Officer
, 2002 New York, New York

        You are cordially invited to attend the Special Meeting. Each stockholder and guest attending the Special Meeting may be required to present valid picture identification for admission. Cameras, recording devices and other electronic devices will not be permitted at the Special Meeting.

        It is important that your shares be represented regardless of the number you own. Even if you plan to be present, you are urged to complete, sign, date and return the enclosed proxy card promptly in the envelope provided. If you attend the meeting, you may vote either in person or by proxy. Any proxy given may be revoked by you in writing or in person at any time prior to the exercise thereof.

TRANS WORLD CORPORATION

PROXY STATEMENT

SPECIAL MEETING OF STOCKHOLDERS

December 23, 2002

Date, Time and Place of the Special Meeting

        Our special meeting will be held at our executive offices located at 545 Fifth Avenue, Suite 940, New York, New York on December 23, 2002 at 10:00 a.m., New York City time, or at any adjournment or postponement thereof, for the purposes set forth in the Notice of Special Meeting of Stockholders.

Solicitation of Proxies

        We are providing this proxy statement and the accompanying prospectus to solicit proxies from our common stockholders. The proxy solicited hereby, if properly signed and returned to us and not revoked prior to its use, will be voted in accordance with the instructions contained therein. If no contrary instructions are given, each proxy received will be voted (i) FOR approval of the proposal to amend our Articles of Incorporation, as amended to increase the number of our authorized shares of capital stock from 104,000,000 to 954,000,000; (ii) FOR adjournment of the special meeting to another date and/or place for the purpose of soliciting additional proxies, if necessary; and (iii) upon the transaction of such other business as may properly come before the meeting, in accordance with the best judgment of the proxy holder.

        If you return a signed proxy but fail to provide instructions as to the manner in which such shares are to be voted you will be deemed to have voted in favor of the matters set forth in the preceding sentence. You have the power to revoke your proxy at any time before it is exercised by (i) filing with the Secretary of the Company written notice thereof (Secretary, Trans World Corporation, 545 Fifth Avenue, Suite 940, New York, New York 10017); (ii) submitting a duly-executed proxy bearing a later date; or (iii) appearing at the special meeting and giving the Secretary notice of your intention to vote in person. Proxies solicited hereby may be exercised only at the Special Meeting and any adjournment or postponement thereof and will not be used for any other meeting. We are mailing this Proxy Statement to our stockholders on or about                        , 2002.

Stockholders Entitled to Vote

        Only holders of record of the common stock at the close of business on                        , 2002 ("voting record date") will be entitled to vote at the Special Meeting. On the voting record date, there were                        shares of common stock outstanding and we had no other class of equity securities outstanding. The presence at the special meeting, in person or by proxy, of the holders of a majority of our issued and outstanding common stock entitled to vote on the matters presented will constitute a quorum for the transaction of business at the special meeting. Thus, the presence of the holders of common stock representing at least 28,172,419 votes will be required to establish a quorum. The withdrawal of any stockholder after the special meeting has commenced will have no effect on the existence of a quorum. Each share of common stock is entitled to one vote at the special meeting on all matters properly presented at the meeting.

Votes Required

        The affirmative vote of the holders of majority of all of the outstanding shares of our common stock entitled to vote at the special meeting is required for approval of the proposal to amend our Articles of Incorporation to increase the number of authorized shares of capital stock from 104,000,000 to 954,000,000 shares. The affirmative vote of the holders of a majority of the shares of our common stock entitled to vote at the special meeting, in person or by proxy, is also required for approval of the proposal to adjourn the special meeting if it becomes necessary to have additional time to solicit proxies to approve the amendment to our Articles of Incorporation. Because of the votes required, abstentions will have the same effect as a vote against these proposals. Under rules applicable to broker dealers, the proposal to increase the number of authorized shares of common stock to facilitate the note exchange is not considered a "discretionary" item upon which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions. A broker "non-vote" on such matter will result in the subject shares being counted for purposes of determining a quorum, but will not be considered as present or entitled to vote with respect to such proposal. Thus, under Nevada law, a broker non-vote will have no effect on the outcome of such proposal.

        At                        , 2002, our directors and executive officers beneficially owned 683,573 shares of common stock or 1.3% of the total shares of common stock outstanding at such date and Value Partners beneficially owned 31,528,286 shares of our common stock or approximately 59.6% of the total shares of common stock outstanding at such date. It is anticipated that all of such shares will be voted in favor of the proposal to amend our Articles of Incorporation in order to increase the number of authorized shares of our Capital Stock and to adjourn the special meeting, if necessary.

Proposal to Amend the Articles of Incorporation to
Increase the Number of Authorized Shares of Common Stock

        At the special meeting, stockholders will be asked to consider and approve a proposal to amend our Articles of Incorporation to increase the number of shares of authorized Capital Stock from 104,000,000 to 954,000,000 in order to permit us to engage in the note exchange offer. Such amendment was unanimously approved by our Board of Directors.

Purpose of the Special Meeting

General

        We believe that the future viability of TWC depends upon the recapitalization and restructuring of our debt and equity. To do this, we have offered all of our Noteholders the opportunity to exchange their Notes for shares of our common stock. If 100% of the Noteholders exchange their Notes for common stock, they will own, after the completion of the offer, 90% of our outstanding common stock. If we do not engage in the note exchange offer, we may be forced to reorganize or liquidate under the U.S. Bankruptcy Code. If that were to occur it is possible that your equity interest in TWC would be eliminated and you would lose your entire investment in the Company.

        Accordingly, your vote is important. If the proposal to increase the number of authorized shares is approved, the proposal to adjourn the special meeting will not be necessary and will not be effectuated. If approved by our stockholders, we will file the amendment to our Articles of Incorporation with the State of Nevada as promptly as practicable. Thereafter, we intend to engage in the reverse stock split. See "The Note Exchange Offer—The Reverse Stock Split," above. No stockholder vote on the reverse stock split is required under Nevada law.

        Reference is made to the prospectus portion of this document which discusses in detail the note exchange offer and other matters, all of which should be read in conjunction with this proxy statement.

Risk Factors

        Because of the complexity of the plan of recapitalization and the note exchange offer, we urge you to read and consider the "Risk Factors" in the accompanying prospectus.

Discussion of the Proposed Amendment

        Our Articles of Incorporation currently authorize 104,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock and 4,000,000 shares of preferred stock. The proposed amendment to the Articles of Incorporation would increase the number of shares of authorized common stock by 850,000,000 to 950,000,000 shares. The number of authorized preferred stock will not be changed. If the amendment is authorized, the first sentence of Article THIRD of our Articles of Incorporation would be amended to read as follows:

    "Article THIRD: The Corporation shall have the authority to issue a total of 954,000,000 shares of capital stock of which 4,000,000 shares, each having a par value of $.001 per share, shall be designated "Preferred Stock," and 950,000,000 shares, each having a par value of $.001 per share, shall be designated "Common Stock."

        As of                        , 2002, there were 50,328,175 shares of our common stock outstanding. In addition, an aggregate of 49,671,825 shares of our common stock have been reserved for issuance pursuant to (i) 718,500 options granted in connection with our 1993 Incentive Stock Plan, the 1998 Incentive Stock Plan and the 1999 Nonemployee Director Stock Option Plan, and (ii) the exercise of warrants into 5,298,163 shares of our common stock. We do not presently have authorized shares available to meet the issuance of the 452,796,015 shares that will be required for the proposed exchange in connection with the note exchange offer. Upon completion of the note exchange offer, only                        shares will remain available to meet any of our additional obligations for issuance upon exercise of the options and the warrants, and for other corporate purposes without the need for stockholder approval.

        Other than the 6,016,663 shares of common stock for which we have previous obligations as set forth above, we have no commitments to issue any additional shares of our capital stock; nonetheless, with the approval of the amendment to the Company's Articles of Incorporation, 893,655,162 additional shares of common stock would be available for issuance without further action by our stockholders except as required by law or regulation. The Board of Directors believes that the authorization of the additional shares is necessary so that there will be sufficient shares available to meet our present obligations and for issuance for purposes that the Board of Directors may hereafter determine to be in the best interests of TWC and its stockholders. These purposes could include additional offers of shares for cash and for acquisitions of complementary businesses, as well as the declaration of stock splits, stock dividends and other general corporate purposes. In many situations, prompt action may be required which would not permit us to seek stockholder approval to authorize additional shares for a specific transaction on a timely basis. The Board of Directors believes it should have the flexibility to act promptly in the best interests of the Company and its stockholders. The terms of any future issuance of common stock will be dependent largely on market and financial conditions and other factors existing at the time of issuance.

        The proposed increase in the authorized shares of capital stock is designed to provide flexibility to the Board of Directors. However, these additional shares, if issued, could be used to create impediments to, or otherwise discourage persons attempting to gain control of the Company, and would have a dilutive effect on our stockholders.

        If the stockholders approve the proposal to increase the number of authorized shares of capital stock, the additional authorized shares will be part of the existing classes of capital stock and will increase the number of shares of capital stock available for issuance by us, but will have no effect upon the terms of the outstanding common stock or the rights of the holders of such shares. If and when issued, the proposed additional authorized shares of common stock will have the same rights and privileges as the shares of common stock currently outstanding.

        If the proposal is approved by the stockholders, the proposed amendment to the Articles of Incorporation will become effective upon the filing of a certificate of amendment with the Nevada Secretary of State after the special meeting.

        If we increase our authorized shares to fulfill our commitments in the recapitalization, we presently intend to engage in a 100 for 1 reverse stock split. The proposed reverse stock split would decrease the number of authorized shares from 954,000,000 to 9,540,000 and would reduce the number of outstanding shares from 50,328,175 to 5,032,818. (However, we could change the reverse stock split ratio for corporate purposes, such as to qualify to list our shares of common stock on the Nasdaq Small Cap Market. The reverse stock split ratio will not affect any stockholders' proportionate ownership interest in our common stock.)

        Holders of common stock do not have preemptive rights to subscribe to additional securities that we may issue, which means that current stockholders do not have a prior right to purchase any new issue of our capital stock in order to maintain their proportionate ownership. Stockholders who desire to maintain their interest may be able to do so through normal market purchases, however.

        Our Board of Directors unanimously recommends that stockholders of the Company vote "FOR" approval of adoption of the proposal to amend our Articles of Incorporation to increase the number of authorized shares of capital stock in order to permit us to engage in the note exchange offer with the Noteholders and for other corporate purposes.

Proposal to
Approve the Adjournment
of the Special Meeting,
if Necessary

        Each proxy that we are soliciting requests authority to vote for an adjournment of the special meeting if an adjournment of such meeting is deemed by our Board of Directors to be necessary. We may seek an adjournment of the special meeting for not more than 60 days to permit us to solicit additional votes in favor of the proposal to amend the Articles of Incorporation to increase the number of authorized shares of capital stock (the "first proposal") in the event the requisite vote of stockholders has not been received. If we desire to adjourn the special meeting with respect to the first proposal, we will request a motion that the special meeting be adjourned for up to 60 days with respect to such first proposal, and no vote will be taken on such first proposal at the originally scheduled meeting. If you properly signed and returned your proxy to us and do not revoke it prior to its use, we will vote your proxy on any such motion for adjournment in accordance with your instructions. If no contrary instructions are given, each proxy we receive will be voted in favor of our motion to adjourn the special meeting. Unless revoked prior to its use, any proxy solicited for the special meeting will continue to be valid for any adjournment of such meeting, and will be voted in accordance with the instructions contained therein, and if no contrary instructions are given, will be voted "for" the first proposal.

        Any adjournment will permit us to solicit additional proxies and will permit a greater expression of the stockholders' views with respect to such first proposal. Such an adjournment would be disadvantageous to stockholders who are against the first proposal, because an adjournment will give us additional time to solicit favorable votes and thus increase the chances of approving such first proposal.

        If a quorum is not present at the special meeting, no proposal will be acted upon and we will adjourn the special meeting to an alternative date in order to solicit additional proxies on each of the proposals being submitted to stockholders.

        An adjournment for up to 60 days will not require either the setting of a new record date or notice of the adjourned meeting as in the case of an original meeting. We do not have any reason to believe that an adjournment of the special meeting will be necessary at this time.

        Because our Board of Directors has recommended that stockholders vote FOR the first proposal, as discussed above, our Board of Directors also recommends that stockholders vote FOR the possible adjournment of the special meeting, if necessary.

Stockholder Proposals

        Any proposal which a stockholder wishes to have presented at our next Annual Meeting of Stockholders and included in the proxy materials used by the Company in connection with such meeting must be received at our principal executive office at 545 Fifth Avenue, Suite 940, New York, New York 10017, no later than December 10, 2002. If such proposal is in compliance with all of the requirements of Rule 14a-8 promulgated under the Exchange Act it will be included in the Proxy Statement and set forth on the proxy card issued for the 2003 Annual Meeting of Stockholders. It is urged that any such proposals be sent by certified mail, return receipt requested.

        Stockholder proposals which are not submitted for inclusion in the Company's proxy materials pursuant to Rule 14a-8 under the Exchange Act may be brought before an annual meeting pursuant to the Company's Articles of Incorporation, which provide that business must be properly brought before the meeting by or the direction of the Board of Directors, or otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days prior to the anniversary date of the mailing of proxy materials by the Company in connection with the immediately preceding annual meeting of stockholders of the Company. A stockholder's notice shall set forth as to each matter the stockholder proposes to bring before an annual meeting such information as is specified in the Company's Articles of Incorporation. If the proposal is not made in accordance with the terms of the Articles of Incorporation, such proposal will not be acted upon at the Annual Meeting.

Other Matters

        Each proxy solicited hereby also confers discretionary authority on the proxies named therein to vote the proxy with respect to the approval of the minutes of the last meeting of stockholders, matters incident to the conduct of the meeting, and upon such other matters as may properly come before the special meeting. Management is not aware of any business that may properly come before the special meeting other than the matters described above in this Proxy Statement. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the discretion of the persons voting the proxies.

        We may solicit proxies by mail, advertisement, telephone, facsimile, telegraph and personal solicitation. The cost of this solicitation of proxies will be borne by us. We will also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy solicitation materials to the beneficial owners of our common stock. Our directors and executive officers may solicit proxies personally or by telephone without additional compensation.

By Order of the Board of Directors

Rami S. Ramadan President, Chief Executive Officer and Chief Financial Officer

                        , 2002

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)

June 30, 2002

(in thousands, except for per share data)

ASSETS
CURRENT ASSETS:
Cash	$2,963
Prepaid expenses and other current assets	213

Total current assets	3,176

PROPERTY AND EQUIPMENT, less accumulated depreciation and amortization of $2,308	6,301

OTHER ASSETS:
Goodwill	3,579
Deposits and other assets	1,084

4,663

$14,140

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Short-term debt	$706
Accounts payable	268
Interest payable	4,911
Accrued expenses and other current liabilities	1,897

Total current liabilities	7,782

LONG-TERM LIABILITIES:
Long-term debt, net of unamortized debt discount of $2,362	19,152

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT:
Preferred stock, $.001 par value, 2,000 shares authorized, none issued
Common stock $.001 par value, 50,000 shares authorized, 49,930 shares issued and outstanding	50
Additional paid-in capital	21,750
Accumulated other comprehensive income	826
Accumulated deficit	(35,420)

Total stockholders' deficit	(12,794)

$14,140

See accompanying notes to condensed consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Six and Three Months Ended June 30, 2002 and 2001

(in thousands, except for per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2002	2001	2002	2001
REVENUES	$6,673	$6,155	$3,257	$2,950

COSTS AND EXPENSES
Cost of revenues	3,400	2,929	1,727	1,540
Depreciation and amortization	284	950	145	513
Selling, general and administrative	2,420	2,321	1,264	1,162

	6,104	6,200	3,136	3,215

INCOME (LOSS) FROM OPERATIONS	569	(45)	121	(265)

OTHER INCOME (EXPENSE):
Interest expense	(1,898)	(1,888)	(981)	(942)
Foreign exchange gain (loss)	29	(13)	26	(20)

	(1,869)	(1,901)	(955)	(962)

LOSS FROM CONTINUING OPERATIONS	(1,300)	(1,946)	(834)	(1,227)
DISCONTINUED OPERATIONS, loss from operations of discontinued Casino De Zaragoza		(632)		(413)

NET LOSS	$(1,300)	$(2,578)	$(834)	$(1,640)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, basic and diluted	19,903	9,366	28,686	11,023

LOSS PER COMMON SHARE, basic and diluted
From continuing operations	$(0.07)	$(0.21)	$(0.03)	$(0.11)
From discontinued operations		(0.07)		(0.04)

Net loss	$(0.07)	$(0.28)	$(0.03)	$(0.15)

COMPREHENSIVE LOSS
Net loss	$(1,300)	$(2,578)	$(834)	$(1,640)
Other comprehensive income, foreign currency translation adjustment	765	570	761	247

Comprehensive loss	$(535)	$(2,008)	$(73)	$(1,393)

See accompanying notes to condensed consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Six Months Ended June 30, 2002 and 2001

(in thousands)

	2002	2001
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$1	$(538)

NET CASH USED IN INVESTING ACTIVITIES, purchases of property and equipment	(1,784)	(116)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt	2,007
Payments of short-term debt	(262)	(1,441)
Proceeds from long-term debt	1,416
Payments of long-term debt	(29)
Proceeds from exercise of warrants	20	56

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,145	622

EFFECT OF EXCHANGE RATE CHANGES ON CASH	351	(25)

NET DECREASE IN CASH	(287)	(57)
CASH
Beginning of period	3,250	1,285

End of period	$2,963	$1,228

See accompanying notes to condensed consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.    Unaudited Statements.

        The accompanying condensed consolidated financial statements of Trans World Corporation and Subsidiaries (collectively, the "Company" or "TWC") for the six and three-month periods ended June 30, 2002 and 2001 are unaudited and reflect all adjustments of a normal and recurring nature to present fairly the consolidated financial position, results of operations and cash flows for the interim periods. These unaudited condensed, consolidated financial statements have been prepared by the Company pursuant to the instructions to Form 10-QSB. Pursuant to such instructions, certain financial information and footnote disclosures normally included in such financial statements have been condensed or omitted.

        These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, together with management's discussion and analysis or plan of operations, contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001 and elsewhere in this prospectus. The results of operations for the six and three-month periods ended June 30, 2002 are not necessarily indicative of the results that may occur for the year ending December 31, 2002.

2.    Liquidity.

        At June 30, 2002, the Company had a working capital deficit of $4.6 million and a stockholders' deficit of $12.8 million. Further, in spite of the recent sale of Casino de Zaragoza ("CDZ") and the debt conversion initiative discussed below, the Company is highly leveraged and has been unable to meet its interest payments in full since September 2000. Waivers of default for non-payment of interest have been received from the majority holder of the Company's 12% Senior Secured Notes ("Senior Notes") through the earlier of: (i) ten days subsequent to the receipt of in excess of $5.0 million from any source; or (ii) January 1, 2003.

        The Company has taken several steps to improve its consolidated financial position, including (i) the December 2001 sale of its under-performing Spanish casino, CDZ ($1.3 million of the net proceeds have been earmarked for potential investment in a hotel or casino project); (ii) the consummation of a private exchange agreement with the holders of certain debt (the "March 2002 Exchange Agreement") which resulted in the conversion of such debt (and related accrued interest) to equity (hence reducing liabilities by $6.7 million) in May 2002; (iii) the expansion of its casino in Znojmo, Czech Republic ("Znojmo") (from 11 to 21 gaming tables, five of which were added in May 2001 and four of which were added in July 2002); (iv) the renovation of its casino in Ceska, Czech Republic ("Ceska"), which was completed in May 2002; and (v) the March 2002 buyout (purchase) of the Znojmo casino building lease, which effectively lowered the related interest rate from 19.0% to 6.2%. Additionally, the Company is studying proposed projects to develop a fourth casino and hotels in Europe. There can be no assurances that management's plans will be realized.

        Liquidity is dependent on the Company's ability to attain profitable operations and to secure additional financing.

3.    Earnings (loss) per common share.

        Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share incorporate the dilutive effect of common stock equivalents on an average basis during the period. The Company's common stock equivalents currently include stock options and warrants.

Dilutive earnings (loss) per common share have not been presented for the six and three-month periods ended June 30, 2002 and 2001, since the inclusion of common stock equivalents would have been antidilutive.

4.    Other items.

          (a)  Spain—In December 2001, as a result of excessive delays by the local Spanish authorities in granting CDZ final permission to relocate, together with the business unit's mounting losses, the Company divested itself of the casino by selling its interest in CDZ to a local Spanish casino operator.

          (b)  Debt defaults—The Company has, from time to time, been in default of certain covenants of certain indebtedness. The Company relies upon the forbearance and waivers on the defaults of certain covenants from Value Partners, Ltd. ("Value Partners"), which represents a majority in interest of the holders of the indebtedness and from forbearance by other Noteholders. In March 2002, the Company received waivers on payment of interest related defaults under certain indebtedness through the earlier of: (i) ten days subsequent to the receipt of in excess of $5.0 million from any source, including borrowing or the sale of equity; or (ii) January 1, 2003. Further, in March 2002, the Company received waivers on incurrence of additional indebtedness related defaults under certain indebtedness.

          (c)  Litigation—The Company is involved in several legal actions with its former President and Chief Operating Officer in United States ("US") and Spanish courts as well as an action against Choice Capital Corporation in the US courts (See: "Legal Proceedings" and Note 6 to consolidated financial statements for the year ended December 31, 2001.)

          The Company is not currently involved in any other material legal proceeding nor was it involved in any other material litigation during the six months ended June 30, 2002.

          (d)  Debt exchange and other equity activity—The Company consummated the March 2002 Exchange Agreement with the holders of $4.8 million 12% Secured Senior Bonds ("LA Bonds") whereby this debt, together with $1.9 million of accrued and unpaid interest was exchanged for approximately 37.2 million shares of the Company's common stock, par value $.001 ("Common Stock"), at a conversion price of $0.18 per share. On June 5, 2002, the Company issued approximately 1.7 million shares of Common Stock in conjunction with the exercise of certain warrants.

          (e)  Increase in Authorized Capital—In conjunction with the 2002 Annual Meeting, which was held on July 15, 2002, the shareholders approved an amendment to the Company's Articles of Incorporation that increased the number of authorized shares of capital stock of the Company from 52,000,000 to 104,000,000, of which 4,000,000 shares, each having a par value of $.001 per share, were designated "Preferred Stock," and 100,000,000 shares, each having a par value of $.001 per share, were designated "Common Stock,"

          (f)    Recent Accounting Pronouncements—In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangibles". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.

  Under SFAS No. 142, effective the first quarter of the year ending December 31, 2002, goodwill is no longer subject to amortization over its estimated useful life; rather, goodwill is subject to at least an annual assessment for impairment applying a fair-value based test. During the quarter ended June 2002, the Company completed the first step of the required two-step impairment testing. The first step of the impairment testing required the Company to compare the fair value of its Czech Republic reporting unit, the Company's only reporting unit as defined under SFAS No. 142, to its carrying value (the net equity of the Company) to determine whether there was an indication that an impairment existed. No impairment losses were recorded upon the initial adoption of SFAS No. 142. Additionally, an acquired intangible asset is to be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

        In August 2001, FASB issued SFAS No 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement established a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," for long-lived assets to be disposed of by sale and to address significant implementation issues. In light of the December 2001 sale of CDZ, the Company has presented the operations of CDZ as discontinued operations for the six and three-month periods ended June 30, 2001.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Trans World Corporation

        We have audited the accompanying consolidated balance sheet of Trans World Corporation and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations and comprehensive income (loss), stockholders' deficit and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of a former majority-owned subsidiary, which statements reflect total revenues of approximately $2.6 million and $3.9 million for the ten-month period ended October 31, 2001 and the year ended December 31 2000, respectively. Those financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the former majority-owned subsidiary, is based solely on the report of the other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trans World Corporation and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

                      /s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 16, 2002, except for Note 12, which
    is as of March 27, 2002

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2001

(In thousands, except for per share data)

ASSETS
CURRENT ASSETS
Cash	$3,250
Other current assets	205

Total current assets	3,455

PROPERTY AND EQUIPMENT, less accumulated depreciation of $1,756	3,866

OTHER ASSETS
Goodwill, less accumulated amortization of $4,415	3,579
Deposits and other assets	873

4,452

$11,773

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Short-term debt	$709
Accounts payable	278
Accrued expenses and other current liabilities	2,374

Total current liabilities	3,361

LONG-TERM LIABILITIES
Long-term debt, less unamortized debt discount of $2,749	22,051
Interest payable	5,341

Total long-term liabilities	27,392

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT
Preferred stock, $.001 par value, 2,000 shares authorized, none issued
Common stock $.001 par value, 50,000 shares authorized, 11,022 shares issued and outstanding	11
Additional paid-in capital	15,067
Accumulated other comprehensive income	62
Accumulated deficit	(34,120)

Total stockholders' deficit	(18,980)

$11,773

See accompanying notes to consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2001 and 2000

(In thousands, except for per share data)

	2001	2000
REVENUES	$12,773	$10,460

COSTS AND EXPENSES
Cost of revenues	6,208	4,691
Depreciation and amortization	1,920	1,775
Selling, general and administrative	5,333	4,949

	13,461	11,415

LOSS FROM OPERATIONS	(688)	(955)

OTHER INCOME (EXPENSE)
Interest income	32	30
Interest expense	(3,969)	(3,805)
Loss on sale of assets	(8)
Foreign exchange loss	(5)	(115)

	(3,950)	(3,890)

LOSS FROM CONTINUING OPERATIONS	(4,638)	(4,845)
DISCONTINUED OPERATIONS, net of tax of $0 Loss from operations of discontinued Casino de Zaragoza	(1,456)	(1,421)
Gain on sale of Casino de Zaragoza	8,540

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	7,084	(1,421)

NET INCOME/(LOSS)	$2,446	$(6,266)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, basic and diluted	10,201	5,365

INCOME (LOSS) PER COMMON SHARE, basic and diluted
From continuing operations	$(0.45)	$(0.91)
From discontinued operations	0.69	(0.26)

Net income/(loss)	$0.24	$(1.17)

COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$2,446	$(6,266)
Other comprehensive income, foreign currency translation adjustment, net of a $1,807 reclassification adjustment in 2001 for gains recognized in net income	(1,446)	473

Comprehensive income/(loss)	$1,000	$(5,793)

See accompanying notes to consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

Years Ended December 31, 2001 and 2000

(In thousands, except for per share data)

	Common Stock			Accumulated Other Comprehensive Income
			Additional Paid-in Capital		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balances, January 1, 2000	5,365	$5	$15,016	$1,035	$(30,300)	$(14,244)
Foreign currency translation adjustment				473		473
Net loss					(6,266)	(6,266)

Balances, December 31, 2000	5,365	5	15,016	1,508	(36,566)	(20,037)
Exercise of warrants	5,657	6	51			57
Foreign currency translation adjustment				(1,446)		(1,446)
Net income					2,446	2,446

Balances, December 31, 2001	11,022	$11	$15,067	$62	$(34,120)	$(18,980)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

(In thousands, except for per share data)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$2,446	$(6,266)
Adjusted for discontinued operations	(7,084)	1,421

Loss from continuing operations	(4,638)	(4,845)
Adjustments to reconcile loss from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	1,920	1,775
Non-cash interest	767	735
Other non-cash items	283
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Other current assets	(54)	650
Other assets	(83)	7
Accounts payable, accrued expenses and other liabilities	2,611	2,741

Net cash provided by continuing operations	806	1,063
Net cash used in discontinued operations	(640)	(250)

NET CASH PROVIDED BY OPERATING ACTIVITIES	166	813

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of Casino de Zaragoza, net	1,643
Proceeds from the sale of other property	13
Purchases of property and equipment	(161)	(284)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	1,495	(284)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term debt	1,792	600
Payments of short-term debt	(1,636)	(426)
Payments of deferred financing costs	(330)
Proceeds from exercise of warrants	57

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	213	(156)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	91	(22)

NET INCREASE IN CASH	1,965	351
CASH
Beginning of year	1,285	934

End of year	$3,250	$1,285

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION,
Cash paid during the year for:
Interest	$1,054	$2,078

Income taxes, foreign	$—	$15

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Conversion of accounts payable to short-term debt	$216	$—

See accompanying notes to consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2001 and 2000

(In thousands, except for per share data)

NOTE 1—Nature of Business and Liquidity

  Overview

        Trans World Corporation and Subsidiaries (collectively the "Company"), a Nevada corporation, is primarily engaged in the gaming business in the Czech Republic. The Company's Spanish operations were sold in December 2001.

  Gaming Operations—Czech Republic

        The Company owns and operates two casinos in the western Czech Republic, close to the border of the German State of Bavaria. The larger casino, located in Ceska, currently has 15 gaming tables and 60 slot machines. The smaller casino, located in Rozvadov, currently has 11 gaming tables and 30 slot machines. Additionally, the Company owns and operates a casino in the southern Czech Republic, close to the border of Austria. This casino, located in Znojmo, currently has 17 gaming tables and 50 slot machines.

  Discontinued Gaming Operations—Spain

        The Company held a majority interest in Casino de Zaragoza S.A. ("CDZ"), which owns the license to operate the only casino in the Spanish province of Aragon. The casino, which operated nine gaming tables and 24 slot machines, was situated 15 miles outside of Zaragoza, and had been operating at a loss since its April 1998 acquisition by the Company. As part of the terms of that acquisition, the Company had negotiated an agreement with the local representatives of an agency of the provincial government, the Diputacion General de Aragon ("DGA"), to allow the casino to relocate from its present position to the center of downtown Zaragoza, subject to a decree. As a result of excessive delays by the local Spanish authorities in authorizing the casino's relocation, coupled with the business unit's mounting losses, the Company elected to divest itself of the casino, and in December 2001, the Company sold its interest in CDZ to a local Spanish casino operator. (See Note 11.)

  Liquidity

        At December 31, 2001, the Company has a nominal working capital surplus and a stockholders' deficit of $18,980. Further, in spite of the recent debt conversion initiative discussed below, the Company is highly leveraged with debt and was unable to meet its September 2000, March 2001, and September 2001 interest payments in full (see Note 4). The Company has taken several steps to improve its consolidated financial position, including (i) the December 2001 sale of its under-performing Spanish casino ($1,300 of the net proceeds have been earmarked for potential investment in a hotel or casino project); (ii) the March 2002 debt (and related accrued interest) conversion to equity (hence reducing liabilities by $6,700) (see Notes 4 and 12); (iii) the 2001 expansion of its facility in Znojmo, Czech Republic (from 11 to 17 gaming tables, five of which were added in May 2001); (iv) the renovation of its casino in Ceska, Czech Republic, which was completed in July 2001; and (v) the March 2002 buyout (purchase) of the Znojmo casino building lease.

        In light of the steps taken by management (discussed in the preceding paragraph), management believes that the Company is in a better position to seek additional financing, the proceeds from which would be used to (i) provide the Company with supplementary working capital to preserve and enhance the Company's existing assets and (ii) acquire new business units. Additionally, the Company is studying the potential benefits of relocating one of its existing casinos as well as a proposed project to develop a fourth casino in Europe. There can be no assurances that management's plans will be realized.

        The Company believes that its cash resources at December 31, 2001, together with 2002 developments (waivers and debt conversion discussed in Note 12) and anticipated cash provided by 2002 operations, are sufficient to fund its activities for the year ending December 31, 2002. However, long-term liquidity is dependent on the Company's ability to attain profitable operations and to secure additional financing.

NOTE 2—Summary of Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Cash—Cash consists of cash in banks and on hand. The Company maintains its bank accounts at several financial institutions, which, at times, may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits. In addition, the FDIC does not insure the Company's foreign cash, which totaled $2,852 at December 31, 2001. The Company has not incurred any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

        Property and Equipment—The property and equipment total is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Life
Building and improvements	4-45 years
Gaming equipment	4-12 years
Furniture, fixtures and other equipment	3-12 years

        Pre-opening and development costs—Pre-opening and development costs incurred in connection with the pursuit and development of new gaming projects in various jurisdictions are expensed as incurred.

        Goodwill—Goodwill, which represents the excess of cost of acquired companies over the fair value of their net assets at dates of acquisition, was being amortized on a straight-line basis over 7 years through December 31, 2001. (See "New Accounting Pronouncements.")

        Foreign Currency Translation—For foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the year and statement of operations accounts and cash flows are translated at average exchange rates for the year. Resulting translation adjustments are included in accumulated other comprehensive income.

        Earnings/(Loss) Per Common Share—Earnings/(loss) per common share is based on the weighted average number of common shares outstanding.

        The Company complies with Statement of Financial Accounting Standards ("SFAS") 128, "Earnings Per Share," which requires dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

        As the Company had a net loss from continuing operations for the years ended December 31, 2001 and 2000, diluted earnings per share equals basic earnings per share as potentially dilutive common stock equivalents (see Note 10) are antidilutive. The average market price per share of the Company's common stock for the years ended December 31, 2001 and 2000 was $0.07 and $0.29, respectively. If the Company would have had income from continuing operations for the years ended December 31, 2001 and 2000, the denominator (weighted average common shares outstanding) in the diluted earnings per share calculation would have increased, through application of the treasury stock method, for each class of option or warrant for which the average market price per share of the Company's common stock exceeded the common stock equivalent's exercise price.

        Income Taxes—The Company complies with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        Casino Revenue—Casino revenue is the net win from gaming activities, which is the difference between gaming wagers and the amount paid out to patrons, plus revenue generated from ancillary services.

        Promotional Allowances—Promotional allowances primarily consist of food and beverages furnished gratuitously to customers. For the years ended December 31, 2001 and 2000, revenues do not include the retail amount of food and beverage of $502 and $373, respectively, provided gratuitously to customers. The cost of these items of $349 and $259, respectively, is included in cost of revenues.

        Fair Value of Financial Instruments—The fair values of the Company's assets and liabilities that qualify as financial instruments under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," approximate their carrying amounts presented in the consolidated balance sheet at December 31, 2001.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Impairment of Long-Lived Assets—The Company periodically reviews the carrying value of its long-lived assets in relation to historical results, as well as management's best estimate of future trends, events and overall business climate. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would then estimate the future cash flows (undiscounted and without interest charges). If such future cash flows are insufficient to recover the carrying amount of the assets, then impairment is triggered and the carrying value of any impaired assets would then be reduced to fair value.

        New Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangibles," respectively. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, effective the first quarter of the year ending December 31, 2002, goodwill will no longer be subject to amortization over its estimated useful life; rather, goodwill will be subject to at least an annual assessment for impairment applying a fair-value based test. Additionally, an acquired intangible asset will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. The Company is in the process of determining the impact of these pronouncements on its consolidated financial position and results of operations.

        In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement established a single accounting model, based upon the framework established in SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," for long-lived assets to be disposed of by sale and to address significant implementation issues. In light of its December 2001 sale of CDZ, the Company has elected early adoption of this standard. Accordingly, the Company has presented the operations of its Spanish casino as discontinued operations for the years ended December 31, 2001 and 2000.

        Reclassifications—Certain prior year amounts have been reclassified to conform to the 2001 presentation.

NOTE 3—Property and Equipment

        At December 31, 2001, property and equipment consists of the following:

Land	$1,038
Building and improvements	908
Gaming equipment	1,703
Furniture, fixtures and other equipment	1,961
Construction in progress	12

5,622
Less accumulated depreciation and amortization	(1,756)

$3,866

NOTE 4—Long-Term Debt

        At December 31, 2001, long-term debt consists of the following:

12% Senior Secured Promissory Notes(a)(d)	$17,000
12% Secured Senior Bonds(b)	4,800
12% Senior Secured Note(c)(d)	3,000

24,800
Less unamortized debt discount	(2,749)

$22,051

(a)
In March 1998, the Company borrowed $17,000 ($9,000 from Value Partners, Ltd.—"Value Partners") in a private placement ("March 1998 Private Placement"). The loan is represented by 12% Senior Secured Notes ("the March 1998 Senior Notes") issued pursuant to indentures by and among the Company and an independent indenture trustee. The March 1998 Senior Notes, which are due March 2005, require mandatory prepayments based upon excess cash flows generated from the Company's Czech subsidiary 21st Century Resorts a.s. ("Resorts"). The March 1998 Senior Notes are collateralized by substantially all of Resort's gaming equipment and a majority interest in the capital stock of all of the Company's subsidiaries. In addition to the March 1998 Senior Notes, each investor received a proportionate share of warrants to purchase 7,087 shares of the Company's common stock.

  Of the $17,000 principal amount of notes and warrants issued in the March 1998 Private Placement, the Company allocated approximately $4,700 as the estimated value of the warrants issued with the notes. This amount is being amortized as additional interest expense with a corresponding increase to notes payable over the lives of the respective notes using the effective interest method until such notes are repaid. At December 31, 2001, approximately $2,340 has been amortized and the remaining balance of approximately $2,360 at December 31, 2001 is reflected as a reduction of notes payable.

(b)
In March 2002, an exchange agreement, whereby these bonds (and related interest payable of approximately $1,902) will be converted into shares of the Company's common stock, was approved by the holders of this debt. (See Note 12.)

(c)
In October 1999, the Company borrowed $3,000 ($2,700 from Value Partners) in a private placement ("October 1999 Private Placement"). The loan is represented by 12% Senior Secured Notes ("October 1999 Senior Notes") issued pursuant to indentures by and among the Company and an independent indenture trustee. The October 1999 Senior Notes, which are due March 2005, require mandatory prepayments based upon excess cash flows generated from Resorts. The October 1999 Senior notes are collateralized by primarily all of Resort's gaming equipment and a majority interest in the capital stock of all of the Company's subsidiaries (except CDZ). In addition to the October 1999 Senior Notes, each investor received a proportionate share of warrants to purchase 1,251 shares of the Company's common stock.

  Of the $3,000 principal amount of notes and warrants issued in the October 1999 Private Placement, the Company allocated approximately $625 as the estimated value of the warrants issued with the notes. This amount is being amortized as additional interest expense with a corresponding increase to notes payable over the lives of the respective notes using the effective interest method until such notes are repaid. At December 31, 2001, approximately $236 has been amortized and the remaining balance of approximately $389 at December 31, 2001 is reflected as a reduction of notes payable.

(d)
The Company was not in compliance with certain covenants (nonpayment of interest and the incurrence of additional indebtedness—see Notes 1 and 12) of its long-term debt obligations. In March 2002, the Company received waivers on the defaults from the holder of the majority interest of those debt instruments (Value Partners). (See Note 12.)

NOTE 5—Accrued Expenses and Other Current Liabilities

        At December 31, 2001, accrued expenses and other current liabilities consists of the following:

Accrued Czech gaming and charity taxes	$1,348
Accrued compensation	251
Other	775

$2,374

NOTE 6—Commitments and Contingencies

        Lease Obligations—The Company is obligated under operating leases relative to its various facilities expiring through 2010. Future aggregate minimum annual rental payments under all of these leases (excluding Znojmo's building lease—see Note 12) for the next five years are as follows:

Year ending December 31,
2002	$103
2003	85
2004	85
2005	68
2006	17

        Rent expense under these leases (including Znojmo's building lease) amounted to approximately $437 and $465 for the years ended December 31, 2001 and 2000, respectively.

        Employment Agreements—The Company has entered into employment agreements with certain of its executives, which provide for annual compensation plus, in most cases, participation in future benefit programs and stock options plans. As of December 31, 2001, future annual compensation under these employment agreements is as follows:

Year ending December 31,
2002	$422
2003	272
2004	272

        In addition, the Company has entered into severance agreements with certain executives through December 2002. Future payments under these agreements (all of which have been accrued as of December 31, 2001) approximate $251 for the year ending December 31, 2002.

        Consulting Agreements—The Company has entered into consulting agreements in Czech Republic until 2005. Future annual payments under these consulting contracts are $27 for each of the next four years.

        Foreign activities—During the years ended December 31, 2001 and 2000, the Company's operations were entirely outside of the United States. Operating internationally involves additional risks relating to such things as currency exchange rates, different legal and regulatory environments, political and economic risks relating to the stability or predictability of foreign governments, differences in the manner in which different cultures do business, difficulties in staffing and managing foreign operations, differences in financial reporting, operating difficulties, different types of criminal threats and other factors. The occurrence of any of these risks, if severe enough, could have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

        Litigation (former President and Chief Operating Officer)—On October 6, 2000, the Company's former President and Chief Operating Officer, Andrew Tottenham ("former President"), commenced an action against the Company in the United States District Court for the Southern District of New York. The former President seeks to recover for alleged wrongful conduct in connection with his separation of employment from the Company. The former President has amended his complaint twice, most recently on January 26, 2001 to interpose a Second Amended Complaint. In the Second Amended Complaint, the former President alleges claims for (1) $1,153 for breach of an employment contract, (2) $93 for breach of an oral contract, (3) equitable and monetary damages in an unspecified amount based on a derivative stockholder's suit/breach of fiduciary duty, (4) monetary damages in an unspecified amount for conversion, (5) monetary damages in an unspecified amount for fraud, and (6) indemnification in an unspecified amount.

        On February 23, 2001, the Company answered denying the material allegations of the former President's claims, as well as asserting several counterclaims. The Company believes it has meritorious defenses to the former President's claims and intends to defend against them vigorously. Discovery is underway with the deadline for completion of depositions being March 29, 2002. There have been no other motions or proceedings in the case. Accordingly, no provision for liability to the Company that may result upon adjudication has been made in the accompanying consolidated financial statements.

        Litigation (former President and Chief Operating Officer)—In July 2001, the Company commenced an action in Spanish court against the Company's former President ("Juicio Verbal 530/01") claiming ownership and demanding the return of one CDZ share that was transferred to him for administration purposes in conjunction with the Company's April 1998 acquisition of CDZ. In this case, the "First Instance Court" declared on July 31, 2002 that it does not have territorial competence to decide the matter, and that court resolution was appealed by the Company. The Company won its appeal on February 28, 2002, and a decision on the share ownership dispute by the "First Instance Court" is expected sometime later in 2002. The Company, based on advice of its Spanish legal counsel, believes its case against the Company's former President is strong and accordingly, no provision for liability to the Company that may result upon adjudication has been made in the accompanying consolidated financial statements.

        Litigation (former President and Chief Operating Officer)—In October 2001, the Company's former President filed a suit in Spanish court against the Company, CDZ, and CDZ's former President ("Juicio Ordinario 878/01") applying for the annulment of the recapitalization of CDZ agreed in September 2000 and executed in April 2001 and claiming for his right as holder and alleged owner of one CDZ share to subscribe and pay all the shares subscribed and paid by the Company and CDZ's former president. This case has been suspended until a final sentence has been announced in Juicio Verbal 530/01. However, the former President appealed the decision, and the Company has contested that appellation. The Company, based on advice of its Spanish legal counsel, believes that a favorable outcome of Juicio Verbal 530/01 will impact Juicio Ordinario 878/01 in that Juicio Ordinario 878/01 would also be ruled in the Company's favor. Nevertheless, the Company believes it has meritorious defenses to the former President's claims with respect to Juicio Ordinario 878/01 and intends to defend against them vigorously as well as to vigorously pursue its claims against the former President. Accordingly, no provision for liability to the Company that may result upon adjudication has been made in the accompanying consolidated financial statements.

        Litigation (Choice Capital Corporation)    In October 2001, the Company filed a "Complaint for Damages" against Choice Capital Corporation, a/k/a Choice International Corporation ("Choice") and Jude Onukuwa in the Superior Court of Fulton County, Georgia. The Company seeks to recover payments made to Choice in connection with a potential financing deal that Choice did not consummate. In addition, the Company seeks to win awards for interest, attorney fees, damages for lost profits, and punitive damages. In November 2001, Choice answered to the complaint, denying the material allegations of the complaint. Further, Choice's response includes a counterclaim against the Company, which seeks punitive damages of $1,200 for lost commissions related to the unconsummated deal. The discovery period is underway and will run until June 1, 2002. The Company believes that it has a strong case against Choice and that it has meritorious defenses to Choice's counterclaims and intends to pursue the Company's claims vigorously as well as to defend against Choice's claims vigorously. Accordingly, no provision for liability to the Company that may result upon adjudication has been made in the accompanying consolidated financial statements.

        Other litigation—The Company is not currently involved in any other material legal proceeding nor was it involved in any other material litigation during the year ended December 31, 2001.

        Taxing Jurisdiction—The Czech Republic currently has a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value added tax ("VAT"), charity tax, corporate tax, and payroll (social) taxes, together with others. In addition, laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, regulations are often unclear or nonexistent. Accordingly, few precedents with regard to issues have been established. Often, differing opinions regarding legal interpretations exist both among and within government ministries and organizations, thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in the Czech Republic substantially more significant than typically found in countries with more developed tax systems. Management believes that it has adequately provided for tax liabilities.

NOTE 7—Stockholders' Deficit

        In February 2001, Value Partners exercised warrants to purchase 5,657 shares of the Company's common stock at $0.01 per share.

NOTE 8—Other Balance Sheet Items

        Deposits and Other Assets—Included in deposits and other assets at December 31, 2001 are approximately $609 in restricted deposits relating to Czech license bond requirements, $200 in deferred financing costs and other items aggregating $64.

        Short-term Debt—At December 31, 2001, short-term debt primarily consisted of an approximate $476 bank note payable in installments through December 2002. The debt, which is collateralized by the Company's casino in Rozvadov, the Company's land in Folmava, Czech Republic and guaranteed by Resorts, bears interest at approximately 7% and is subject to certain covenants. Also included in the December 31, 2001 short-term debt balance was $233 (including accrued interest of $17) related to a short-term promissory note associated with outstanding legal fees from the year ended December 31, 2000 owed by the Company. The note, which bears interest at a rate of 8% per annum, matured on December 31, 2001 and was extended through January 1, 2003 in the principal amount of $233 at an interest rate of 7% per annum. Under the terms of the note, the Company must keep any future activity of its account in good standing, which it has done.

NOTE 9—Income Taxes

        At December 31, 2001, the Company had U.S. and foreign net operating loss carry forwards ("NOL's") of approximately $29,656 and $1,456, respectively, available to offset certain future taxes payable. However, the February 2001 warrant exercise to approximately 5,657 shares of the Company's common stock triggered delays and significant limitations of preexisting U.S. NOL's, pursuant to Internal Revenue Code Section 382, to the extent that substantially all of the Company's existing U.S. NOL's can not be utilized. Further, based on limited analysis, the Company believes that the March 2002 Exchange Agreement (see Note 12) creates further delays and limitations. Hence, disclosure of the Company's U.S. deferred tax asset position (which is fully reserved) is deemed to be insignificant. The foreign NOL resulted in an estimated $450 deferred tax asset at December 31, 2001. A full valuation allowance has been established for this deferred tax asset since its realization is considered unlikely.

        The U.S. NOL's expire between 2009 and 2021. The foreign NOL's expire between 2003 and 2008. The following table presents the U.S. and foreign components of pretax loss from continuing operations before income taxes for the years ended December 31, 2001 and 2000:

	2001	2000
U.S.	$(6,180)	$(5,689)
Foreign	1,542	844

	$(4,638)	$(4,845)

        The following table presents the principal reasons for the differences between the effective tax rate and the U.S. federal statutory income tax rate attributable to continuing operations for the years ended December 31, 2001 and 2000:

	2001	2000
U.S federal statutory income tax rate	(34)%	(34)%
Effect of differences in foreign tax rates	(19)	(14)
Effect of non-deductibility of goodwill amortization	8	8
Effect of NOL's (including limitations) and valuation allowances, net	45	40

Other	0%	0%

NOTE 10—Warrants and Stock Options

  Warrants

        For the years ended December 31, 2001 and 2000, warrant activity is as follows:

Price Per Share	Balances, January 1, 2000 and 2001(a)	Granted 2001	Exercised 2001	Expired 2001	Balance, December 31, 2001
$1.50	3,200				3,200
1.00	960				960
0.59	250			(250)
0.01	8,848		(5,657)		3,191

	13,258		(5,657)	(250)	7,351

(a)
There was no warrant activity during the year ended December 31, 2000.

        All warrants outstanding at December 31, 2001 are exercisable.

  Stock Option Plans

        The Company has incentive and non-statutory stock option plans under which certain key employees may purchase up to a total of 2,000 common shares of the Company. Under the incentive stock option plan, the exercise price can not be less than the fair market value of a share on the date of grant or at 110 percent of the fair market value on the date of grant, if, any employee owns more than ten percent of the total combined voting power of all classes of outstanding stock of the Company. In addition, the incentive stock option plan provided for automatic grant of an option to purchase 2 shares of common stock to non-employee directors on a quarterly basis. In the case of a non-statutory stock option, the exercise price may be any amount determined by the Board on the date of grant, but not less than the par value of the stock subject to the option.

        During 1999, in light of diminishing shares remaining available for grant to non-employee directors, the Company's Board of Directors approved the 1999 Non-Employee Director Stock Option Plan (the "1999 Plan"), which was amended in July 2000. Under the 1999 Plan, an aggregate of 250 shares of the Company's common stock were reserved for issuance pursuant to options issued pursuant to the 1999 Plan. The 1999 Plan provides for an automatic grant of an option to purchase 2 shares of common stock to non-employee directors on a quarterly basis through the second quarter of 2000 and 2.5 shares of common stock on a quarterly basis thereafter. Under the 1999 Plan, the exercise price shall equal the fair market value of the Company's common stock on the date of grant. Options issued under the 1999 Plan shall be immediately exercisable over ten years.

        The activity in the stock option plans is as follows:

	Options	Range	Average
Balance outstanding, January 1, 2000(a)	634	$0.24-9.00	$0.93
Granted	227	0.17-0.55	0.35
Expired(a)	(312)	0.24-3.13	0.63

Balance outstanding, December 31, 2000	549	0.17-9.00	0.69
Granted	250	0.03-0.61	0.27
Expired	(13)	9.00	9.00

Balance outstanding, December 31, 2001	786	$0.03-2.00	$0.44

Exercisable, December 31, 2001	786	$0.03-2.00	$0.44

(a)
Restated to reflect pre-2001 option expirations related to terminated employees and directors.

        There were no options exercised during 2001 or 2000. The option price per share was equal to or above the market value of the underlying stock on the date of grant. Options generally expire between five and ten years after the date of grant or earlier upon termination, as defined in the plans.

        The Company complies with the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation."

        The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, no compensation cost has been recognized because stock options granted under the plans were at exercise prices which were equal to or above the market value of the underlying stock at date of grant. Had compensation expenses been determined as provided by SFAS 123 using the Black-Scholes option-pricing model, the pro forma effect on the Company's net loss and per share amounts would have been:

	2001	2000
Net income/(loss)
As reported	$2,446	$(6,266)
Pro forma	2,380	(6,337)
Income/(loss) per common share, basic and diluted
As reported	$0.24	$(1.17)
Pro forma	$0.23	(1.18)

        The fair value of each option grant is calculated using the following weighted average assumptions:

	2001	2000
Expected life (years)	5-10	5
Risk-free rate	5.5%	6%
Volatility	172%	140%
Dividend yield	0%	0%

NOTE 11—Discontinued Operations

        In December 2001, the Company sold its majority interest in CDZ to an unrelated Spanish casino operator (the "Buyer") for 11,119 Euros (including the Buyer's assumption of CDZ's liabilities of 7,505 Euros). Of the gross sales amount, 1,955 Euros (or approximately $1,736 using the exchange rate in effect at the time of the sale) was received directly by the Company (reduced by approximately $481 of closing costs, some of which were paid prior to 2001 and some of which will be paid in 2002) and 1,659 Euros (or approximately $1,473 using the exchange rate in effect at the time of the sale) were paid by the Buyer directly to CDZ on behalf of the Company to offset the Company's existing liability to CDZ. In connection with the transaction, the Company realized a net gain of approximately $8,540 (including

$1,807 of previously unrealized foreign currency translation adjustments). Summary operating results of discontinued operations for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Revenues	$2,622	$3,905

Costs and expenses
Cost of revenues	2,353	3,087
Depreciation and amortization	715	846
Selling, general and administrative and other	1,010	1,393

	4,078	5,326

Net loss	$(1,456)	$(1,421)

        The Company is party to two actions in Spanish court relative to CDZ. (See Note 6.)

NOTE 12—Subsequent Events

        In March 2002, the Company received waivers on payment of interest related defaults under the March 1998 Senior Notes and October 1999 Senior Notes through the earlier of: (i) Ten days subsequent to the receipt of in excess of $5,000 from any source, including borrowing or the sale of equity; or (ii) January 1, 2003. As a result of the receipt of waivers, the Company has classified all interest payable related to the March 1998 Senior Notes and the October 1999 Senior Notes aggregating $3,439 as long-term on the accompanying December 31, 2001 consolidated balance sheet. In the event that the Company obtains funds in excess of $5,000 on or before September 17, 2002, the accrued unpaid interest due as of September 17, 2002 shall be due on September 17, 2002.

        In March 2002, the Company executed an Exchange Agreement with the holders of $4,800 12% Secured Senior Bonds whereby this debt, together with $1,902 of accrued and unpaid interest, will be exchanged for 37,233 shares of the Company's common stock at a conversion price of $0.18 per share.

        In March 2002, the Company received waivers on incurrence of additional indebtedness related defaults under the March 1998 Senior Notes and exercised its right to buyout the Znojmo building lease. The building lease buyout, the cost of which was approximately $1,393, was financed by a loan from a local Czech Republic bank. The bank note, which is payable in monthly installments through December 2006, bears interest at 6.2% per annum and is collateralized by the Znojmo casino building, the Company's Rozvadov casino and employee housing buildings, and the Company's land in Folmava.

OFFER TO EXCHANGE 452,796,015 SHARES OF ITS

COMMON STOCK OR ITS

VARIABLE RATE PROMISSORY NOTES

DUE 2009

FOR

$20,000,000 OF ITS

OUTSTANDING 12% SENIOR SECURED NOTES DUE MARCH 17, 2005

PROSPECTUS/
PROXY STATEMENT

                        , 2002

The Exchange Agent for the note exchange offer is:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Mail: Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004	By Overnight Delivery: Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors And Officers.

        Section 78.7502 of the Nevada Revised Statutes (the "Nevada Law") permits a corporation to indemnify any of its directors, officers, employees and agents against costs and expenses arising from claims, suits and proceedings if such persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Notwithstanding the foregoing, no indemnification may be made in respect of any claim, issue or matter, as to which such person is adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        In accordance with Nevada Revised Statutes 78.037, Article Seventh eliminates the personal liability of the directors of the Company to the fullest extent permitted by the Nevada General Corporation Law.

        Article Eighth of the registrant's Articles of Incorporation and Article X of the registrant's Bylaws provide for indemnification of directors and officers to the fullest extent now or hereafter permitted by law.

        The registrant maintains liability insurance under which officers and directors are generally indemnified against losses and liability (including costs, expenses, settlements, and judgments) incurred by them in such capacities, individually or otherwise, other than specified excluded losses. The insurance policy will pay on behalf of the registrant all covered losses for which the registrant grants indemnification of each officer or director as permitted by law which the officer or director becomes legally obligated to pay on account of an indemnifiable claim. The policy generally covers liabilities arising under the federal securities laws, other than specified exclusions such as any payment for a loss arising out of a deliberate criminal or deliberate fraudulent act by the insured.

Item 21. Exhibits And Financial Statement Schedules.

        (a)    Exhibits

3.1(a)	Articles of Incorporation	Incorporated by reference to Exhibit 3.1 contained in the registration statement on Form SB-2 (File No. 33-85446-A)
3.1(b)	Certificate of Amendment to Articles of Incorporation	Incorporated by reference to Exhibit 3.1 contained in the Form 10-KSB for the fiscal year ended December 31, 2000 (File No. 0-25244)
3.2	Bylaws	Incorporated by reference to Exhibit 3.2 contained in the registration statement on Form SB-2 (File No. 33-85446-A)
4.1	Specimen Common Stock Certificate	Incorporated by reference to Exhibit 4.1 contained in the registration statement on Form SB-2 (File No. 33-85446-A)

4.2	Indenture dated March 31, 1998, as supplemented on October 29, 1998, October 15, 1999 and September 10, 2001, among the registrant, TWC International U.S. Corporation, TWC Finance Corp. and U.S. Trust Company of Texas, N.A.	Incorporated by reference to Exhibit 4(I) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244) Each of the supplements is filed herewith.
4.3	Indenture dated March 31, 1998, as supplemented on October 29, 1998, October 15, 1999 and September 10, 2001, between TWC International U.S. Corporation and U.S. Trust Company of Texas, N.A.	Incorporated by reference to Exhibit 4(III) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244) Each of the supplements is filed herewith.
4.4	Series A Warrant to Purchase Common Stock dated March 31, 1998	Incorporated by reference to Exhibit 4(VI) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)
4.5	Series B Warrant to Purchase Common Stock dated March 31, 1998	Incorporated by reference to Exhibit 4(VII) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)
4.6	Series C Warrant to Purchase Common Stock dated March 31, 1998	Incorporated by reference to Exhibit 4(II) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)
4.7	Series G Warrant to purchase Common Stock dated October 15, 1999	Incorporated by reference to Exhibit 10.49 contained in the Form 10-KSB filed on May 30, 2000 (File No. 0-25244)
4.8	Agreement to Amend Warrants dated March 31, 1998 among the Company and the named Holders	Incorporated by reference to Exhibit 4(VIII) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)
4.9	Form of Agreement and Plan of Recapitalization
4.10	Form of 8% Promissory Note due 2005
4.11	Form of Variable Rate Promissory Note due 2009
5	Opinion of Elias, Matz, Tiernan & Herrick L.L.P., Washington, DC
8.1	Tax opinion of Elias, Matz, Tiernan & Herrick L.L.P., Washington, DC
10.1	1993 Incentive Stock Option Plan	Incorporated by reference to Exhibit 10.13 contained in the registration statement on Form SB-2 (File No. 33-85446-A)
10.2	Loan Agreement dated June 11, 1997 between the Company and Value Partners	Incorporated by reference to Exhibit 10.36 contained in the Form 8-K filed on June 17, 1997 (File No. 0-25244)
10.3	Loan Agreement dated October 27, 1997, between Value Partners, and the Company	Incorporated by reference to Exhibit 10.1 contained in the Form 10-QSB for the quarter ended September 30, 1997, filed on November 12, 1997 (File No. 0-25244)

10.4	Employment Agreement between the Company and Rami S. Ramadan dated July 12, 1999	Incorporated by reference to Exhibit 10.1 contained in the Form 8-K filed on July 13, 1999 (File No. 0-25244)
10.5	Amendment to Employment Agreement between the Company and Rami S. Ramadan dated July 1, 2002
10.6	1998 Incentive Stock Option Plan	Incorporated by reference to Exhibit 10.46 contained in the Form 10-KSB filed on May 30, 2000 (File No. 0-25244)
10.7	1999 Non-Employee Director Stock Option Plan	Incorporated by reference to Exhibit 10.47 contained in the Form 10-KSB filed on May 30, 2000 (File No. 0-25244)
10.8	Form 12% Secured Senior Note due March 2005	Incorporated by reference to Exhibit 10.48 contained in the Form 10-KSB filed on May 30, 2000 (File No. 0-25244)
10.9	English Restatement of the Spanish Agreement of Sale of Casino de Zaragoza	Incorporated by reference to Exhibit 99.2 contained in the Form 8-K filed on January 9, 2002 (File No. 0-22544)
10.10	Form of Fourth Supplemental Trust Indenture by and among Trans World Corporation, TWG International U.S. Corporation, TWG Finance Corp. and The Bank of New York Trust Company of Florida, N.A. (as Trustee)
12	Statement regarding Computation of Ratio of Earnings to Fixed Charges*
21.0	Subsidiaries
23.1	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included as part of Exhibit 5)
23.2	Consent of Rothstein, Kass & Company, P.C., Roseland, New Jersey
24	Power of Attorney (included on signature page of this registration statement)
99.1	Form of Letter of Transmittal with respect to the note exchange offer
99.2	Form of Notice of Guaranteed Delivery with respect to the note exchange offer
99.3	Form of proxy
99.4	Letter to the stockholders regarding the special meeting
99.5	Form of press release to announce commencement of note exchange offer

*
See page 34 of the prospectus.

        (b)    Financial Statements and Schedules

        No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 22. Undertakings.

        (a)  The undersigned registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (c)  The undersigned registrant hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Act;

            (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (d)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 5, 2002.

TRANS WORLD CORPORATION
By:	/s/ RAMI S. RAMADAN Rami S. Ramadan President and Chief Executive Officer

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby makes, constitutes and appoints Rami S. Ramadan his true and lawful attorney, with full power to sign for each person and in such person's name and capacity indicated below, and with full power of substitution, any and all amendments to this registration statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.

Name	Title(s)	Date

/s/ RAMI S. RAMADAN Rami S. Ramadan	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial and Accounting Officer)	November 5, 2002
/s/ GEOFFREY B. BAKER Geoffrey B. Baker	Director	November 5, 2002
/s/ JULIO E. HEURTEMATTE, JR. Julio E. Heurtematte, Jr.	Director	November 5, 2002
/s/ MALCOLM M.B. STERRETT
Malcom M.B. Sterrett	Director	November 5, 2002

INDEX TO EXHIBITS

3.1(a)	Articles of Incorporation
3.1(b)	Certificate of Amendment to Articles of Incorporation
3.2	Bylaws
4.1	Specimen Common Stock Certificate
4.2
Indenture dated March 31, 1998, as supplemented on October 29, 1998, October 15, 1999 and September 10, 2001, among the registrant, TWC International U.S. Corporation, TWC Finance Corp. and U.S. Trust Company of Texas, N.A.
4.3	Indenture dated March 31, 1998, as supplemented on October 29, 1998, October 15, 1999 and September 10, 2001, between TWC International U.S. Corporation and U.S. Trust Company of Texas, N.A.
4.4	Series A Warrant to Purchase Common Stock dated March 31, 1998
4.5	Series B Warrant to Purchase Common Stock dated March 31, 1998
4.6	Series C Warrant to Purchase Common Stock dated March 31, 1998
4.7	Series G Warrant to purchase Common Stock dated October 15, 1999
4.8	Agreement to Amend Warrants dated March 31, 1998 among the Company and the named Holders
4.9	Form of Agreement and Plan of Recapitalization
4.10	Form of 8% Promissory Note due 2005
4.11	Form of Variable Rate Promissory Note due 2009
5	Opinion of Elias, Matz, Tiernan & Herrick L.L.P., Washington, DC
8.1	Tax opinion of Elias, Matz, Tiernan & Herrick L.L.P., Washington, DC
10.1	1993 Incentive Stock Option Plan
10.2	Loan Agreement dated June 11, 1997 between the Company and Value Partners
10.3	Loan Agreement dated October 27, 1997, between Value Partners, and the Company
10.4	Employment Agreement between the Company and Rami S. Ramadan dated July 12, 1999
10.5	Amendment to Employment Agreement between the Company and Rami S. Ramadan dated July 1, 2002
10.6	1998 Incentive Stock Option Plan
10.7	1999 Non-Employee Director Stock Option Plan
10.8	Form 12% Secured Senior Note due March 2005
10.9	English Restatement of the Spanish Agreement of Sale of Casino de Zaragoza
10.10	Form of Fourth Supplemental Trust Indenture by and among Trans World Corporation, TWG International U.S. Corporation, TWG Finance Corp. and The Bank of New York Trust Company of Florida, N.A.
12	Statement regarding Computation of Ratio of Earnings to Fixed Charges*

21.0	Subsidiaries
23.1	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included as part of Exhibit 5)
23.2	Consent of Rothstein, Kass & Company, P.C., Roseland, New Jersey
24	Power of Attorney (included on signature page of this registration statement)
99.1	Form of Letter of Transmittal with respect to the note exchange offer
99.2	Form of Notice of Guaranteed Delivery with respect to the note exchange offer
99.3	Form of proxy
99.4	Letter to the stockholders regarding the special meeting
99.5	Form of press release to announce commencement of note exchange offer

*
See page 34 of the prospectus.